eport



Driven to Innovate

3M

To our shareholders

Five years ago we set out to move 3M, gradually but permanently, to a higher growth regimen. We believed this was the best way to create new value for our shareholders and opportunities for the people of 3M. We had already shown that we could improve our margins – now we needed to prove that we could grow. After the high growth rates of the 1960s and 1970s we had been stuck in a low growth mode since 1979. We knew that achieving consistently higher rates of growth, while maintaining the premium margins and returns we'd come to expect from 3M, was not going to be easy. In fact, many onlookers thought it was an impossible task.

We knew clearly that it would require a step change in our approach to growth and especially in our approach to investments in growth. It would require a rekindling of our creativity, the taking of more calculated risks and pressing into new high-growth spaces and geographies all while leveraging what we already had. It would also require a 3M where imagination and creativity were encouraged and could flourish, not laissez faire, but creativity that could be directed and fruitful. As the next few years unfolded, it turned out to be an even more daunting task than we had thought at the outset, in that we were going to have to do this in an environment where (1) our second-largest business, Optical Systems, was commoditizing and shrinking, (2) we faced the worst recession in living memory, and (3) fast-thinking, fast-moving competition from all around the world was rising rapidly.



So how have we been doing? Looking at 2010 as a milestone toward those goals, it was indeed a very good year. Organic volumes rose 13.7 percent in the year versus an estimated worldwide Industrial Production Index (IPI) growth of 8 percent … and we posted record sales of $26.7 billion, an increase of 15.3 percent. This is one of the highest growth rates ever achieved in our 100-plus year history – a phenomenal performance by the people of 3M. We also achieved a record operating profit of $5.9 billion, with margins of 22.2 percent, up 140 basis points. We posted another all-time annual record with earnings per share of $5.63, an increase of 25 percent year on year. Free cash flow was $4.1 billion, with a conversion rate of 100 percent.

George W. Buckley
Chairman of the Board,
President and Chief Executive Officer

There was a time not long ago when growth at 3M was limited to a handful of divisions. Last year four of our six overarching business segments and 21 of our 38 divisions turned in double-digit sales growth … with every single one of our segments up in sales year on year. Sales not only exceeded 2009's recessionary levels, but even exceeded 2008 levels by $1.4 billion, making it almost appear, from a growth perspective, that the recession never happened. We measure our success internally by comparing our organic growth to the worldwide IPI. In 2010 we exceeded the IPI growth rate by 570 basis points, which means we took over half a point of market share organically across the company in 2010. Acquisitions are also important since they provide accelerants to growth. We also made a number of acquisitions which will strengthen existing businesses, while providing new platforms for growth. And all this was done in a time of tremendous economic challenge!

2010 saw the birth of several exciting new product platforms. The new engineered shaped-grain Cubitron II, which is revolutionizing the way grinding and abrading is done, is an example, as are the new low-cost maintenance-free respirators. I'm particularly excited about our advances in the electronics market, for example, the new large-screen format multi-touch platform (up to 60 simultaneous touches) which we launched at the Consumer Electronics Show in January. Another electronics example is our new line of micro projectors being demonstrated to customers, not only in normal projection mode, but also in head-up displays, car rear-seat entertainment and educational applications. It's heartening to see the great progress in the fast-moving electronics space. In fact, the electronics segment of our business was among our fastest-growing in 2010, with a 45 percent unit volume increase.

Every company has its challenges and, as every challenge is met and passed, it seems that there is always a new one to take its place. The scale of our challenges has gradually gone down and our ability to meet them has gone up, but there are

Net Sales (billions)


$22.9
$24.5
$25.3
$23.1
$26.7
$30
$25
$20
$15
$10
2006
2007
2008
2009
2010

Earnings Per Share–Diluted*


$5.06
$5.60
$4.89
$4.52
$5.63
$6.00
$4.00
$2.00
0
2006
2007
2008
2009
2010

* As indicated in the Financial Summary on page 4, certain years include net gains (losses) related to sales of businesses, restructuring and other items.

Dividends Per Share


$1.84
$1.92
$2.00
$2.04
$2.10
$2.50
$2.00
$1.50
$1.00
0
2006
2007
2008
2009
2010

still plenty more to grapple with. We know that growth at a company like ours is not always achieved easily or smoothly. There are always countless dials to turn and multiple levers to push to keep things moving on the right trajectory and in proper balance. As we've worked to maintain that balance, we've learned a few things about what we are good at and also about areas where we still can improve. But there is no longer any doubt that the people of 3M understand the calculus of higher growth, how to get it and what to do to accelerate it.

We can all be proud of the way 3Mers have demonstrated their ability to tackle several big challenges at once. We've shown that we can successfully manage a number of "boil the ocean" programs simultaneously, for example, revitalizing innovation, making major changes to our manufacturing footprint, driving down taxes and localizing our laboratories and leadership. We've been able to make these important changes even as we continue to deliver superior results.

Perhaps the most important of these efforts is the rekindling of the innovative spirit at the company. If it were possible to show you literally, you would see a figurative forest fire of innovation taking place all across the company. We've not seen anything like this since the 1970s and it is utterly marvelous to see. While everyone in the company, whether in sales, marketing, manufacturing, procurement and administration has played a vital role in driving this, 3M's scientists, process engineers and innovators still remain the single most important competitive advantage we have, everywhere in the world. They are the engine room of our progress, and the collective imagination of our creative people is ultimately the birthplace of our success. This vital and core part of our culture is what we need to protect and foster into the future. So long as we drive this creativity and at the same time continue to run our manufacturing operations at world-class levels, we have relatively few things to fear.

Our people create technology and product platforms unequalled in breadth anywhere . . . and as they do so, they are inventing the future for 3M. In recent years we've worked hard to unleash the power of 3M's scientists and process engineers by getting them back in the business of invention. Their efforts have driven the New Product Vitality Index (NPVI) to 31 percent in 2010, compared with numbers in the low twenties just a few years ago. We did this through world-class science and process engineering. The ability to leverage and cross-pollinate science across multiple applications and markets is our heritage, but it is also our future.

In 2010, investments in Research and Development and in New Business Ventures spurred those innovation efforts. The time was right and 3M's financial strength could support these investments in our future. Yes, investments of this type are somewhat risky, in that we can't always tell which will be successful and which won't since there is no data on the future. But the alternative of not investing in our future is far more risky. In the coming year we expect to see growing payoffs as these ventures gain traction in the marketplace. But one thing is clear: we are back in the innovation business, creating chain reactions of new ideas and developing multiple technology and product platforms through the creative applications of science.

It makes us proud to say that 3M is probably the last of the world's great broad science-based companies. This is the real basis of our competitive advantage, using science from a vast array of patents and capabilities, linking them in unusual and unexpected ways. Mix that capability in with the vision, energy, curiosity and optimism of our people, then add our global business and manufacturing footprint and it becomes an almost unbeatable combination. There are still many great engineering and manufacturing companies around in the United States, and even a few good chemical companies, but there really is nothing anywhere quite like 3M. We are a truly unique company.

Over the last 100 years, we've learned how to compete with our big global competitors – great iconic companies with household names, for whom we have immense respect. And we've learned how to win many of those battles. But for the future, the competition that is most dangerous is local competition, whether it be in Brazil, China, India, Hungary or Indonesia. To win the battle against them, you have to be like them in as many respects as you can be. You have to develop locally, manufacture locally, hire locally, purchase locally and lead these entities locally. Only then do you have a chance to win against these new and potent forces.

I firmly believe that there is no other company better prepared to compete in this newly emerging world. Our global strength is unparalleled, our culture is one of collaboration and cooperation, and our people are hugely imaginative and creative. I thank all of them for their wonderful spirit and their commitment to 3M's growth and success. I have every confidence that their creative work will continue to create increased value for our shareholders.

The best of 3M's culture has been reestablished while appropriately modernizing it where we needed to. Credit is due to our engineers, scientists, supervisors, managers and executives for this great achievement.

We have rebuilt our great company, reinvented it for modern times in order to provide the people, product and technology platforms necessary for success over the next 25 years. As a company, while we know pretty clearly where we are going, we must always remember who we are and where we came from.

GWBuckley

George W. Buckley
Chairman of the Board, President and Chief Executive Officer
February 16, 2011

Financial Summary

(Dollars in millions, except per share amounts)

	2010	2009	2008	2007	2006	2005
Operating Results						
Net sales	**$26,662**	$23,123	$25,269	$24,462	$22,923	$21,167
Operating income	**5,918**	4,814	5,218	6,193	5,696	4,854
Net income before cumulative effect of accounting change attributable to 3M	**4,085**	3,193	3,460	4,096	3,851	3,139
Per share – basic	**5.72**	4.56	4.95	5.70	5.15	4.10
Per share – diluted	**5.63**	4.52	4.89	5.60	5.06	4.02
Net income attributable to 3M	**4,085**	3,193	3,460	4,096	3,851	3,104
Per share – basic	**5.72**	4.56	4.95	5.70	5.15	4.06
Per share – diluted	**5.63**	4.52	4.89	5.60	5.06	3.97
Financial Ratios						
Percent of sales						
Cost of sales	**51.9%**	52.4%	52.9%	52.1%	51.1%	49.2%
Selling, general and administrative expenses	**20.5**	21.2	20.8	20.5	22.1	21.9
Research, development and related expenses	**5.4**	5.6	5.6	5.6	6.6	6.0
Other expense (income)	**–**	–	0.1	(3.5)	(4.6)	–
Operating income	**22.2**	20.8	20.6	25.3	24.8	22.9
Net income before cumulative effect of accounting change attributable to 3M	**15.3**	13.8	13.7	16.7	16.8	14.8
Total debt to total capital (total capital = debt plus equity)	**25%**	30%	39%	29%	26%	18%
Additional Information						
Cash dividends paid	**$1,500**	$1,431	$1,398	$ 1,380	$ 1,376	$ 1,286
Per share	**2.10**	2.04	2.00	1.92	1.84	1.68
Stock price at year-end	**86.30**	82.67	57.54	84.32	77.93	77.50
Total assets	**30,156**	27,250	25,793	24,699	21,294	20,541
Long-term debt (excluding current portion)	**4,183**	5,097	5,166	4,019	1,047	1,309
Capital expenditures	**1,091**	903	1,471	1,422	1,168	943
Depreciation and amortization	**1,120**	1,157	1,153	1,072	1,079	986
Research, development and related expenses	**1,434**	1,293	1,404	1,368	1,522	1,274
Number of employees at year-end	**80,057**	74,835	79,183	76,239	75,333	71,227
Average shares outstanding – basic (in millions)	**713.7**	700.5	699.2	718.3	747.5	764.9
Average shares outstanding – diluted (in millions)	**725.5**	706.7	707.2	732.0	761.0	781.3

2010 results included a one-time income tax charge of $84 million resulting from the March 2010 enactment of the Patient Protection and Affordable Care Act, including modifications made in the Health Care and Education Reconciliation Act of 2010.

2009 results included net losses that decreased operating income by $194 million and net income attributable to 3M by $119 million. This included restructuring actions, which were partially offset by a gain on sale of real estate. In addition, certain amounts presented for prior periods have been reclassified to conform to the 2009 presentation. This primarily related to the retrospective application of accounting guidance related to convertible debt instruments and noncontrolling interest.

2008 results included net losses that decreased operating income by $269 million and net income attributable to 3M by $194 million. This included restructuring actions, exit activities and losses related to the sale of businesses, which were partially offset by a gain on sale of real estate.

2007 results included net gains that increased operating income by $681 million and net income attributable to 3M by $448 million. This included gains related to the sale of businesses and a gain on sale of real estate, which were partially offset by increases in environmental liabilities, restructuring actions and exit activities.

2006 results included net gains that increased operating income by $523 million and net income attributable to 3M by $438 million. This included net benefits from gains related to the sale of certain portions of 3M's branded pharmaceuticals business and favorable income tax adjustments, which were partially offset by restructuring actions, acquired in-process research and development expenses, settlement costs of an antitrust class action, and environmental obligations related to the pharmaceuticals business.

2005 results included a cumulative effect of accounting change that reduced net income attributable to 3M by $35 million after tax, or 5 cents per diluted share, related to the adoption of accounting guidance for asset retirement obligations. Cumulative effect of accounting change impacts net income attributable to 3M only, and is not included as part of net income before cumulative effect of accounting change attributable to 3M.

2005 results included charges of $75 million after tax related to a tax liability resulting from 3M's reinvestment of approximately $1.7 billion of foreign earnings into the United States pursuant to the repatriation provision of the American Jobs Creation Act of 2004.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

Commission file number 1-3285

3M COMPANY

State of Incorporation: **Delaware** I.R.S. Employer Identification No. **41-0417775**

Principal executive offices: **3M Center, St. Paul, Minnesota 55144**

Telephone number: **(651) 733-1110**

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered
Common Stock, Par Value $.01 Per Share	New York Stock Exchange, Inc. Chicago Stock Exchange, Inc.

Note: The common stock of the Registrant is also traded on the SWX Swiss Exchange.
Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting stock held by nonaffiliates of the Registrant, computed by reference to the closing price and shares outstanding, was approximately $62.6 billion as of January 31, 2011 (approximately $56.3 billion as of June 30, 2010, the last business day of the Registrant's most recently completed second quarter).

Shares of common stock outstanding at January 31, 2011: 711,805,978.

DOCUMENTS INCORPORATED BY REFERENCE

Parts of the Company's definitive proxy statement (to be filed pursuant to Regulation 14A within 120 days after Registrant's fiscal year-end of December 31, 2010) for its annual meeting to be held on May 10, 2011, are incorporated by reference in this Form 10-K in response to Part III, Items 10, 11, 12, 13 and 14.

This document (excluding exhibits) contains 124 pages.
The table of contents is set forth on page 2. The exhibit index begins on page 121.

3M COMPANY
FORM 10-K
For the Year Ended December 31, 2010

TABLE OF CONTENTS

		Beginning Page
PART I		
ITEM 1	Business	3
ITEM 1A	Risk Factors	9
ITEM 1B	Unresolved Staff Comments	10
ITEM 2	Properties	10
ITEM 3	Legal Proceedings	10
ITEM 4	Removed and Reserved	10
PART II		
ITEM 5	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	10
ITEM 6	Selected Financial Data	12
ITEM 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	13
ITEM 7A	Quantitative and Qualitative Disclosures About Market Risk	40
ITEM 8	Financial Statements and Supplementary Data	41
	Index to Financial Statements	41
ITEM 9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	118
ITEM 9A	Controls and Procedures	118
ITEM 9B	Other Information	118
PART III		
ITEM 10	Directors, Executive Officers and Corporate Governance	119
ITEM 11	Executive Compensation	119
ITEM 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	119
ITEM 13	Certain Relationships and Related Transactions, and Director Independence	120
ITEM 14	Principal Accounting Fees and Services	120
PART IV		
ITEM 15	Exhibits, Financial Statement Schedules	120
	Index to Exhibits	121

3M COMPANY
ANNUAL REPORT ON FORM 10-K
For the Year Ended December 31, 2010
PART I

Item 1. Business.

3M Company was incorporated in 1929 under the laws of the State of Delaware to continue operations begun in 1902. The Company's ticker symbol is MMM. As used herein, the term "3M" or "Company" includes 3M Company and its subsidiaries unless the context indicates otherwise. In this document, for any references to Note 1 through Note 19, refer to the Notes to Consolidated Financial Statements in Item 8.

Available Information

The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC. The public can obtain any documents that the Company files with the SEC at http://www.sec.gov. The Company files annual reports, quarterly reports, proxy statements and other documents with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 (Exchange Act). The public may read and copy any materials that the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

3M also makes available free of charge through its website (http://investor.3M.com) the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and, if applicable, amendments to those reports filed or furnished pursuant to the Exchange Act as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the SEC.

General

3M is a diversified technology company with a global presence in the following businesses: Industrial and Transportation; Health Care; Display and Graphics; Consumer and Office; Safety, Security and Protection Services; and Electro and Communications. 3M is among the leading manufacturers of products for many of the markets it serves. Most 3M products involve expertise in product development, manufacturing and marketing, and are subject to competition from products manufactured and sold by other technologically oriented companies.

At December 31, 2010, the Company employed 80,057 people (full-time equivalents), with 32,955 employed in the United States and 47,102 employed internationally.

Business Segments

As discussed in Note 17 to the Consolidated Financial Statements, effective in the first quarter of 2010, 3M made certain product moves between its business segments in its continuing effort to drive growth by aligning businesses around markets and customers. Segment information presented herein reflects the impact of these changes for all periods presented.

3M continues to manage its operations in six operating business segments: Industrial and Transportation; Health Care; Display and Graphics; Consumer and Office; Safety, Security and Protection Services; and Electro and Communications. 3M's six business segments bring together common or related 3M technologies, enhancing the development of innovative products and services and providing for efficient sharing of business resources. These segments have worldwide responsibility for virtually all 3M product lines. Certain small businesses and lab-sponsored products, as well as various corporate assets and expenses, are not attributed to the business segments. Financial information and other disclosures relating to 3M's business segments and operations in major geographic areas are provided in the Notes to Consolidated Financial Statements.

Industrial and Transportation Business: The Industrial and Transportation segment serves a broad range of markets, such as appliance, paper and packaging, food and beverage, electronics, automotive original equipment manufacturer (OEM) and automotive aftermarket (auto body shops and retail). Industrial and Transportation products include tapes, a wide variety of coated and non-woven abrasives, adhesives, specialty materials, filtration products, energy control products, closure systems for personal hygiene products, acoustic systems products, and components and products that are used in the manufacture, repair and maintenance of automotive, marine, aircraft and specialty vehicles.

Major industrial products include vinyl, polyester, foil and specialty industrial tapes and adhesives; Scotch® Masking Tape, Scotch® Filament Tape and Scotch® Packaging Tape; packaging equipment; 3M™ VHB™ Bonding Tapes; conductive, low surface energy, hot melt, spray and structural adhesives; reclosable fasteners; label materials for durable goods; and coated, nonwoven and microstructured surface finishing and grinding abrasives for the industrial market. 3M Purification Inc. (previously referred to as CUNO Incorporated), provides a comprehensive line of filtration products for the separation, clarification and purification of fluids and gases. Other industrial products include fluoroelastomers for seals, tubes and gaskets in engines; and engineering fluids. In addition, this segment provides 3M™ Scotchtint™ Window Film for buildings; 3M™ Ultra Safety and Security Window Film for property and personal protection during destructive weather conditions; closure systems for personal hygiene products; and acoustic systems products.

Major transportation products include insulation components, including components for catalytic converters; functional and decorative graphics; abrasion-resistant films; masking tapes; fasteners and tapes for attaching nameplates, trim, moldings, interior panels and carpeting; coated, nonwoven and microstructured finishing and grinding abrasives; structural adhesives; and other specialty materials. In addition, 3M provides paint finishing and detailing products, including a complete system of cleaners, dressings, polishes, waxes and other products.

Health Care Business: The Health Care segment serves markets that include medical clinics and hospitals, pharmaceuticals, dental and orthodontic practitioners, and health information systems. Products and services provided to these and other markets include medical and surgical supplies, skin health and infection prevention products, inhalation and transdermal drug delivery systems, dental and orthodontic products (oral care), health information systems, and food safety products.

In the medical and surgical areas, 3M is a supplier of medical tapes, dressings, wound closure products, orthopedic casting materials, electrodes and stethoscopes. In infection prevention, 3M markets a variety of surgical drapes, masks and preps, as well as sterilization assurance equipment. Other products include drug delivery systems, such as metered-dose inhalers, transdermal skin patches and related components. In addition, in the fourth quarter of 2010, 3M acquired Arizant Inc., a manufacturer of patient warming solutions designed to prevent hypothermia in surgical settings. Dental and orthodontic products include restoratives, adhesives, finishing and polishing products, crowns, impression materials, preventive sealants, professional tooth whiteners, prophylaxis and orthodontic appliances. In health information systems, 3M develops and markets computer software for hospital coding and data classification, and provides related consulting services. 3M provides food safety products that make it faster and easier for food processors to test the microbiological quality of food.

Display and Graphics Business: The Display and Graphics segment serves markets that include electronic display, traffic safety and commercial graphics. This segment includes optical film solutions for LCD electronic displays; computer screen filters; reflective sheeting for transportation safety; commercial graphics sheeting and systems; and mobile interactive solutions, including mobile display technology, visual systems products, and computer privacy filters.

The optical film business provides films that serve numerous market segments of the electronic display industry. 3M provides distinct products for five market segments, including products for: 1) LCD computer monitors, 2) LCD televisions, 3) hand-held devices such as cellular phones, 4) notebook PCs and 5) automotive displays. In traffic safety systems, 3M provides reflective sheetings used on highway signs, vehicle license plates, construction work-zone devices, trucks and other vehicles, and also provides pavement marking systems. Major commercial graphics products include films, inks, digital signage systems and related products used to produce graphics for vehicles, signs and interior surfaces. The mobile interactive solutions business focuses on bringing technology to the projection market, including mobile display technology in addition to its visual communication products that serve the world's office and education markets with overhead projectors and transparency films, as well as equipment and materials for electronic and multimedia presentations. In addition, this business includes desktop and notebook computer screen filters that address needs for light control, privacy viewing and glare reduction.

Consumer and Office Business: The Consumer and Office segment serves markets that include consumer retail, office retail, home improvement, building maintenance and other markets. Products in this segment include office supply products, stationery products, construction and home improvement products (do-it-yourself), home care products, protective material products, certain consumer retail personal safety products, and consumer health care products. Major consumer and office products include Scotch® brand products, such as Scotch® Magic™ Tape, Scotch® Glue Stick and Scotch® Cushioned Mailer; Post-it® Products, such as Post-it® Flags, Post-it® Note Pads, Post-it® Labeling & Cover-up Tape, and Post-it® Pop-up Notes and Dispensers; construction and home improvement products, including surface-preparation and wood-finishing materials, Command™ Adhesive Products and Filtrete™ Filters for furnaces and air conditioners; home care products, including Scotch-Brite® Scour Pads, Scotch-Brite® Scrub Sponges, Scotch-Brite™ Microfiber Cloth products, O-Cel-O™ Sponges and Scotchgard™ Fabric Protectors; protective material products; certain maintenance-free respirators; certain consumer retail personal safety products, including safety glasses and hearing protectors; and Nexcare™ Adhesive Bandages. In July 2009, 3M acquired ACE® branded (and related brands) elastic bandage, supports and thermometer product lines.

Safety, Security and Protection Services Business: The Safety, Security and Protection Services segment serves a broad range of markets that increase the safety, security and productivity of workers, facilities and systems. Major product offerings include personal protection products, safety and security products (including border and civil security solutions), cleaning and protection products for commercial establishments, track and trace solutions, and roofing granules for asphalt shingles. In the fourth quarter of 2010, 3M acquired Cogent Inc. and Attenti Holdings S.A. Cogent Inc. is a provider of finger, palm, face and iris biometric systems for governments, law enforcement agencies, and commercial enterprises. Attenti Holdings S.A. is a supplier of remote people-monitoring technologies used for offender-monitoring applications and to assist eldercare facilities in monitoring and enhancing the safety of patients. In April 2008, 3M acquired Aearo Holding Corp., the parent company of Aearo Technologies Inc. (hereafter referred to as Aearo). Aearo manufactures and sells personal protection and energy absorbing products, which expanded 3M's platform by adding hearing protection as well as eyewear and fall protection product lines to 3M's existing line of respiratory products. The consumer retail portion of Aearo's business is included in 3M's Consumer and Office business segment. The thermal acoustic systems portion of Aearo's business is included in 3M's Industrial and Transportation business segment.

This segment's products include certain maintenance-free and reusable respirators, personal protective equipment, electronic surveillance products, films that protect against counterfeiting, and reflective materials that are widely used on apparel, footwear and accessories, enhancing visibility in low-light situations. 3M's Track and Trace Solutions business utilizes radio frequency identification (RFID) technology to provide a growing array of solutions — from library patron self-checkout systems to tracking packages. Other products include spill-control sorbents; 3M™ Thinsulate™ Insulation and 3M™ Thinsulate™ Lite Loft™ Insulation; nonwoven abrasive materials for floor maintenance and commercial cleaning; floor matting; and natural and color-coated mineral granules for asphalt shingles. In the second quarter of 2008, 3M completed the sale of its HighJump Software business which provided supply chain execution software solutions.

Electro and Communications Business: The Electro and Communications segment serves the electrical, electronics and communications industries, including electrical utilities; electrical construction, maintenance and repair; original equipment manufacturer (OEM) electrical and electronics; computers and peripherals; consumer electronics; telecommunications central office, outside plant and enterprise; as well as aerospace, military, automotive and medical markets; with products that enable the efficient transmission of electrical power and speed the delivery of information. Products include electronic and interconnect solutions, microinterconnect systems, high-performance fluids, high-temperature and display tapes, telecommunications products, electrical products, and touch screens and touch monitors.

Major electronic and electrical products include packaging and interconnection devices; high-performance fluids used in the manufacture of computer chips, and for cooling electronics and lubricating computer hard disk drives; high-temperature and display tapes; insulating materials, including pressure-sensitive tapes and resins; and related items. 3M™ Flexible Circuits use electronic packaging and interconnection technology, providing more connections in less space, and are used in ink-jet print cartridges, cell phones and electronic devices. This segment serves the world's telecommunications companies with a wide array of products for fiber-optic and copper-based telecommunications systems for rapid deployment in fixed and wireless networks. The 3M™ Aluminum Conductor Composite Reinforced (ACCR) electrical power cable, with an aluminum-based metal matrix at its core, increases transmission capacity for existing power lines. The touch systems business includes touch screens and touch monitors.

Distribution

3M products are sold through numerous distribution channels, including directly to users and through numerous wholesalers, retailers, jobbers, distributors and dealers in a wide variety of trades in many countries around the world. Management believes the confidence of wholesalers, retailers, jobbers, distributors and dealers in 3M and its products — a confidence developed through long association with skilled marketing and sales representatives — has contributed significantly to 3M's position in the marketplace and to its growth.

Research and Patents

Research and product development constitutes an important part of 3M's activities and has been a major driver of 3M's sales growth. Research, development and related expenses totaled $1.434 billion in 2010, $1.293 billion in 2009 and $1.404 billion in 2008. Research and development, covering basic scientific research and the application of scientific advances in the development of new and improved products and their uses, totaled $919 million in 2010, $838 million in 2009 and $851 million in 2008. Related expenses primarily include technical support provided by 3M to customers who are using existing 3M products; internally developed patent costs, which include costs and fees incurred to prepare, file, secure and maintain patents; and amortization of acquired patents.

The Company's products are sold around the world under various trademarks. The Company also owns, or holds licenses to use, numerous U.S. and foreign patents. The Company's research and development activities generate a steady stream of inventions that are covered by new patents. Patents applicable to specific products extend for varying periods according to the date of patent application filing or patent grant and the legal term of patents in the various countries where patent protection is obtained. The actual protection afforded by a patent, which can vary from country to country, depends upon the type of patent, the scope of its coverage and the availability of legal remedies in the country.

The Company believes that its patents provide an important competitive advantage in many of its businesses. In general, no single patent or group of related patents is in itself essential to the Company as a whole or to any of the Company's business segments. The importance of patents in the Display and Graphics segment is described in "Performance by Business Segment" — "Display and Graphics Business" in Part II, Item 7, of this Form 10-K.

Raw Materials

In 2010, the Company experienced cost increases in most raw materials and transportation fuel costs. This was driven by higher basic feedstock costs, particularly oil-derived materials and metals. To date, the Company is receiving sufficient quantities of all raw materials to meet its reasonably foreseeable production requirements. It is impossible to predict future shortages of raw materials or the impact any such shortages would have. 3M has avoided disruption to its manufacturing operations through careful management of existing raw material inventories and development and qualification of additional supply sources. 3M manages commodity price risks through negotiated supply contracts, price protection agreements and forward physical contracts.

Environmental Law Compliance

3M's manufacturing operations are affected by national, state and local environmental laws around the world. 3M has made, and plans to continue making, necessary expenditures for compliance with applicable laws. 3M is also involved in remediation actions relating to environmental matters from past operations at certain sites. Refer to the "Environmental Matters and Litigation" section in Note 14, Commitments and Contingencies, for more detail.

Environmental expenditures relating to existing conditions caused by past operations that do not contribute to current or future revenues are expensed. Reserves for liabilities related to anticipated remediation costs are recorded on an undiscounted basis when they are probable and reasonably estimable, generally no later than the completion of feasibility studies or the Company's commitment to a plan of action. Environmental expenditures for capital projects that contribute to current or future operations generally are capitalized and depreciated over their estimated useful lives.

In 2010, 3M invested about $12 million in capital projects to protect the environment. This amount excludes expenditures for remediation actions relating to existing matters caused by past operations that do not contribute to current or future revenues, which are expensed. Capital expenditures for environmental purposes have included pollution control devices — such as wastewater treatment plant improvements, scrubbers, containment structures, solvent recovery units and thermal oxidizers — at new and existing facilities constructed or upgraded in the normal course of business. Consistent with the Company's policies stressing environmental responsibility, capital expenditures (other than for remediation projects) for known projects are presently expected to be about $30 million over the next two years for new or expanded programs to build facilities or modify manufacturing processes to minimize waste and reduce emissions.

While the Company cannot predict with certainty the future costs of such cleanup activities, capital expenditures or operating costs for environmental compliance, the Company does not believe they will have a material effect on its capital expenditures, earnings or competitive position.

Executive Officers

Following is a list of the executive officers of 3M, and their age, present position, the year elected to their present position and other positions they have held during the past five years. No family relationships exist among any of the executive officers named, nor is there any undisclosed arrangement or understanding pursuant to which any person was selected as an officer. This information is presented as of the date of the 10-K filing (February 16, 2011).

Name	Age	Present Position	Year Elected to Present Position	Other Positions Held During 2006-2010
George W. Buckley	63	Chairman of the Board, President and Chief Executive Officer	2005	
Patrick D. Campbell.....	58	Senior Vice President and Chief Financial Officer	2002	
Joaquin Delgado	51	Executive Vice President, Electro and Communications Business	2009	Vice President and General Manager, Electronics Markets Materials Division, 2007-2009 Vice President, Research and Development and New Business Ventures, Consumer and Office Business, 2005-2007
Joe E. Harlan...............	51	Executive Vice President, Consumer and Office Business	2009	Executive Vice President, Electro and Communications Business, 2004-2009
Michael A. Kelly...........	54	Executive Vice President, Display and Graphics Business	2006	Division Vice President, Occupational Health and Environmental Safety Division, 2003-2006
Roger H.D. Lacey........	60	Senior Vice President, Strategy and Corporate Development	2010	Vice President, Corporate Strategy and Marketing Development, 2007-2009 Staff Vice President, Corporate Strategy and Marketing Development, 2006-2007 Staff Vice President, eBusiness and Corporate Planning and Strategy, 2000-2006
Angela S. Lalor...........	45	Senior Vice President, Human Resources	2006	
Jean Lobey.................	58	Executive Vice President, Safety, Security and Protection Services Business	2005	
Robert D. MacDonald..	60	Senior Vice President, Marketing and Sales	2004	
Frederick J. Palensky..	61	Executive Vice President, Research and Development and Chief Technology Officer	2006	Executive Vice President, Enterprise Services, 2005-2006
Brad T. Sauer	51	Executive Vice President, Health Care Business	2004	

Executive Officers (continued)

Name	Age	Present Position	Year Elected to Present Position	Other Positions Held During 2006-2010
Hak Cheol Shin	53	Executive Vice President, Industrial and Transportation Business	2006	
Marschall I. Smith........	66	Senior Vice President, Legal Affairs and General Counsel	2007	Vice President and General Counsel Brunswick Corporation, 2001-2007
Inge G. Thulin.............	57	Executive Vice President, International Operations	2004	
John K. Woodworth.....	59	Senior Vice President, Corporate Supply Chain Operations	2006	Vice President, Asia Pacific, 2004-2006

Cautionary Note Concerning Factors That May Affect Future Results

This Annual Report on Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may also make forward-looking statements in other reports filed with the Securities and Exchange Commission, in materials delivered to shareholders and in press releases. In addition, the Company's representatives may from time to time make oral forward-looking statements.

Forward-looking statements relate to future events and typically address the Company's expected future business and financial performance. Words such as "plan," "expect," "aim," "believe," "project," "target," "anticipate," "intend," "estimate," "will," "should," "could" and other words and terms of similar meaning, typically identify such forward-looking statements. In particular, these include, among others, statements relating to the Company's

- strategy for growth, future revenues, earnings, cash flow, uses of cash and other measures of financial performance, and market position,
- worldwide economic and capital markets conditions, such as interest rates, foreign currency exchange rates, and financial conditions of our suppliers and customers,
- new business opportunities, product development, and future performance or results of current or anticipated products,
- the scope, nature or impact of acquisition, strategic alliance and divestiture activities,
- the outcome of contingencies, such as legal and regulatory proceedings,
- future levels of indebtedness, common stock repurchases and capital spending,
- future availability of and access to credit markets,
- pension and postretirement obligation assumptions and future contributions, asset impairments, tax liabilities, and
- the effects of changes in tax, environmental and other laws and regulations in the United States and other countries in which we operate.

The Company assumes no obligation to update or revise any forward-looking statements.

Forward-looking statements are based on certain assumptions and expectations of future events and trends that are subject to risks and uncertainties. Actual future results and trends may differ materially from historical results or those reflected in any such forward-looking statements depending on a variety of factors. Important information as to these factors can be found in this document, including, among others, "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the headings of "Overview", "Critical Accounting Estimates" and "Financial Condition and Liquidity." Discussion of these factors is incorporated by reference from Part I, Item 1A, "Risk Factors," of this document, and should be considered an integral part of Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." For additional information concerning factors that may cause actual results to vary materially from those stated in the forward-looking statements, see our reports on Form 10-K, 10-Q and 8-K filed with the SEC from time to time.

Item 1A. <u>Risk Factors</u>

Provided below is a cautionary discussion of what we believe to be the most important risk factors applicable to the Company. Discussion of these factors is incorporated by reference into and considered an integral part of Part II, Item 7, "Management's Discussion and Analysis of Financial Conditions and Results of Operations."

* *Results are impacted by the effects of, and changes in, worldwide economic and capital markets conditions.* The Company operates in more than 65 countries and derives approximately two-thirds of its revenues from outside the United States. The Company's business is subject to global competition and may be adversely affected by factors in the United States and other countries that are beyond its control, such as disruptions in financial markets or downturns in economic activity in specific countries or regions, or in the various industries in which the Company operates; social, political or labor conditions in specific countries or regions; or adverse changes in the availability and cost of capital, interest rates, tax rates, or regulations in the jurisdictions in which the Company operates.

* *The Company's credit ratings are important to 3M's cost of capital.* The major rating agencies routinely evaluate the Company's credit profile and assign debt ratings to 3M. The Company currently has an AA- credit rating, with a stable outlook, from Standard & Poor's and an Aa2 credit rating, with a stable outlook, from Moody's Investors Service. This evaluation is based on a number of factors, which include financial strength, business and financial risk, as well as transparency with rating agencies and timeliness of financial reporting. The Company's current ratings have served to lower 3M's borrowing costs and facilitate access to a variety of lenders. Failure to maintain the current ratings level would adversely affect the Company's cost of funds and could adversely affect liquidity and access to capital markets.

* *The Company's results are affected by competitive conditions and customer preferences.* Demand for the Company's products, which impacts revenue and profit margins, is affected by (i) the development and timing of the introduction of competitive products; (ii) the Company's response to downward pricing to stay competitive; (iii) changes in customer order patterns, such as changes in the levels of inventory maintained by customers and the timing of customer purchases which may be affected by announced price changes, changes in the Company's incentive programs, or the customer's ability to achieve incentive goals; and (iv) changes in customers' preferences for our products, including the success of products offered by our competitors, and changes in customer designs for their products that can affect the demand for some of the Company's products.

* *Foreign currency exchange rates and fluctuations in those rates may affect the Company's ability to realize projected growth rates in its sales and earnings.* Because the Company's financial statements are denominated in U.S. dollars and approximately two-thirds of the Company's revenues are derived from outside the United States, the Company's results of operations and its ability to realize projected growth rates in sales and earnings could be adversely affected if the U.S. dollar strengthens significantly against foreign currencies.

* *The Company's growth objectives are largely dependent on the timing and market acceptance of its new product offerings, including its ability to continually renew its pipeline of new products and to bring those products to market.* This ability may be adversely affected by difficulties or delays in product development, such as the inability to identify viable new products, obtain adequate intellectual property protection, or gain market acceptance of new products. There are no guarantees that new products will prove to be commercially successful.

* *The Company's future results are subject to fluctuations in the costs and availability of purchased components, compounds, raw materials and energy, including oil and natural gas and their derivatives, due to shortages, increased demand, supply interruptions, currency exchange risks, natural disasters and other factors.* The Company depends on various components, compounds, raw materials, and energy (including oil and natural gas and their derivatives) supplied by others for the manufacturing of its products. It is possible that any of its supplier relationships could be interrupted due to natural and other disasters and other events, or be terminated in the future. Any sustained interruption in the Company's receipt of adequate supplies could have a material adverse effect on the Company. In addition, while the Company has a process to minimize volatility in component and material pricing, no assurance can be given that the Company will be able to successfully manage price fluctuations or that future price fluctuations or shortages will not have a material adverse effect on the Company.

* *Acquisitions, strategic alliances, divestitures, and other unusual events resulting from portfolio management actions and other evolving business strategies, and possible organizational restructuring could affect future results.* The Company monitors its business portfolio and organizational structure and has made and may continue to make acquisitions, strategic alliances, divestitures and changes to its organizational structure. With respect to acquisitions,

future results will be affected by the Company's ability to integrate acquired businesses quickly and obtain the anticipated synergies.

* *The Company's future results may be affected if the Company generates fewer productivity improvements than estimated.* The Company utilizes various tools, such as Lean Six Sigma, to improve operational efficiency and productivity. There can be no assurance that all of the projected productivity improvements will be realized.

* *The Company's future results may be affected by various legal and regulatory proceedings and legal compliance risks, including those involving product liability, antitrust, environmental, the U.S. Foreign Corrupt Practices Act and other anti-bribery, anti-corruption, or other matters.* The outcome of these legal proceedings may differ from the Company's expectations because the outcomes of litigation, including regulatory matters, are often difficult to reliably predict. Various factors or developments can lead the Company to change current estimates of liabilities and related insurance receivables where applicable, or make such estimates for matters previously not susceptible of reasonable estimates, such as a significant judicial ruling or judgment, a significant settlement, significant regulatory developments or changes in applicable law. A future adverse ruling, settlement or unfavorable development could result in future charges that could have a material adverse effect on the Company's results of operations or cash flows in any particular period. For a more detailed discussion of the legal proceedings involving the Company and the associated accounting estimates, see the discussion in Note 14 "Commitments and Contingencies" within the Notes to Consolidated Financial Statements.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

3M's general offices, corporate research laboratories, and certain division laboratories are located in St. Paul, Minnesota. The Company operates 76 manufacturing facilities in 28 states. The Company operates 115 manufacturing and converting facilities in 38 countries outside the United States.

3M owns the majority of its physical properties. 3M's physical facilities are highly suitable for the purposes for which they were designed. Because 3M is a global enterprise characterized by substantial intersegment cooperation, properties are often used by multiple business segments.

Item 3. Legal Proceedings.

Discussion of legal matters is incorporated by reference from Part II, Item 8, Note 14, "Commitments and Contingencies," of this document, and should be considered an integral part of Part I, Item 3, "Legal Proceedings."

Item 4. Removed and Reserved.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Equity compensation plans' information is incorporated by reference from Part III, Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," of this document, and should be considered an integral part of Item 5. At January 31, 2011, there were 104,261 shareholders of record. 3M's stock is listed on the New York Stock Exchange, Inc. (NYSE), the Chicago Stock Exchange, Inc., and the SWX Swiss Exchange. Cash dividends declared and paid totaled $.525 per share for each quarter of 2010, and $.51 per share for each quarter of 2009. Stock price comparisons follow:

Stock price comparisons (NYSE composite transactions)

(Per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2010 High	**$ 85.17**	**$ 90.52**	**$ 88.38**	**$ 91.49**	**$ 91.49**
2010 Low	**77.25**	**67.98**	**77.04**	**83.00**	**67.98**
2009 High	$ 59.81	$ 61.46	$ 76.00	$ 84.32	$ 84.32
2009 Low	40.87	48.72	57.81	71.62	40.87

Issuer Purchases of Equity Securities

Repurchases of 3M common stock are made to support the Company's stock-based employee compensation plans and for other corporate purposes. In February 2007, 3M's Board of Directors authorized a two-year share repurchase of up to $7.0 billion for the period from February 12, 2007 to February 28, 2009. In February 2009, 3M's Board of Directors extended this share repurchase authorization with no pre-established end date. In February 2011, 3M's Board of Directors replaced the Company's existing repurchase program with a new repurchase program. This new program authorizes the repurchase of up to $7.0 billion of 3M's outstanding common stock, with no pre-established end date.

Issuer Purchases of Equity Securities (registered pursuant to Section 12 of the Exchange Act)

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased under the Plans or Programs (Millions)
January 1-31, 2010	19,104	$ 83.92	—	$ 2,567
February 1-28, 2010	16,058	$ 79.26	—	$ 2,567
March 1-31, 2010	213,121	$ 81.05	192,000	$ 2,551
Total January 1-March 31, 2010	248,283	$ 81.15	192,000	$ 2,551
April 1-30, 2010	392,863	$ 87.51	321,900	$ 2,523
May 1-31, 2010	2,476,176	$ 82.38	2,199,700	$ 2,342
June 1-30, 2010	1,885,942	$ 77.16	1,884,400	$ 2,197
Total April 1-June 30, 2010	4,754,981	$ 80.73	4,406,000	$ 2,197
July 1-31, 2010	76,382	$ 86.34	—	$ 2,197
August 1-31, 2010	30,592	$ 86.41	—	$ 2,197
September 1-30, 2010	16,091	$ 84.40	—	$ 2,197
Total July 1-September 30, 2010	123,065	$ 86.11	—	$ 2,197
October 1-31, 2010	153,840	$ 85.40	127,500	$ 2,186
November 1-30, 2010	2,692,245	$ 85.00	2,675,000	$ 1,959
December 1-31, 2010	2,600,252	$ 85.90	2,514,600	$ 1,743
Total October 1-December 31, 2010	5,446,337	$ 85.44	5,317,100	$ 1,743
Total January 1-December 31, 2010	10,572,666	$ 83.23	9,915,100	$ 1,743

(1) The total number of shares purchased includes: (i) shares purchased under the Board's authorizations described above, and (ii) shares purchased in connection with the exercise of stock options.

(2) The total number of shares purchased as part of publicly announced plans or programs includes shares purchased under the Board's authorizations described above.

Item 6. Selected Financial Data.

(Dollars in millions, except per share amounts)	2010	2009	2008	2007	2006
Years ended December 31:					
Net sales	**$ 26,662**	$ 23,123	$ 25,269	$ 24,462	$ 22,923
Net income attributable to 3M	**4,085**	3,193	3,460	4,096	3,851
Per share of 3M common stock:					
Net income attributable to 3M — basic	**5.72**	4.56	4.95	5.70	5.15
Net income attributable to 3M — diluted	**5.63**	4.52	4.89	5.60	5.06
Cash dividends declared and paid per 3M common share	**2.10**	2.04	2.00	1.92	1.84
At December 31:					
Total assets	**$ 30,156**	$ 27,250	$ 25,793	$ 24,699	$ 21,294
Long-term debt (excluding portion due within one year) and long-term capital lease obligations	**4,277**	5,204	5,224	4,088	1,112

Items included in the preceding table which had a significant impact on results are summarized as follows. 2010 included a one-time, non-cash income tax charge of $84 million, or 12 cents per diluted share, resulting from the March 2010 enactment of the Patient Protection and Affordable Care Act, including modifications made in the Health Care and Education Reconciliation Act of 2010. 2009 results included net losses that decreased operating income by $194 million and net income attributable to 3M by $119 million. 2009 included restructuring actions ($209 million pre-tax, $128 million after tax and noncontrolling interest), which were partially offset by a gain on sale of real estate ($15 million pre-tax, $9 million after tax). 2008 results included net losses that decreased operating income by $269 million and net income attributable to 3M by $194 million. 2008 included restructuring actions ($229 million pre-tax, $147 million after-tax and noncontrolling interest), exit activities ($58 million pre-tax, $43 million after-tax) and losses related to the sale of businesses ($23 million pre-tax, $32 million after-tax), which were partially offset by a gain on sale of real estate ($41 million pre-tax, $28 million after-tax). 2007 results included net gains that increased operating income by $681 million and net income attributable to 3M by $448 million. 2007 included gains related to the sale of businesses ($849 million pre-tax, $550 million after-tax) and a gain on sale of real estate ($52 million pre-tax, $37 million after-tax), which were partially offset by increases in environmental liabilities ($134 million pre-tax, $83 million after-tax), restructuring actions ($41 million pre-tax, $27 million after-tax), and exit activities ($45 million pre-tax, $29 million after-tax). 2006 results included net gains that increased operating income by $523 million and net income attributable to 3M by $438 million. 2006 included net benefits from gains related to the sale of certain portions of 3M's branded pharmaceuticals business ($1.074 billion pre-tax, $674 million after-tax) and favorable income tax adjustments ($149 million), which were partially offset by restructuring actions ($403 million pre-tax, $257 million after-tax), acquired in-process research and development expenses ($95 million pre-tax and after-tax), settlement costs of an antitrust class action ($40 million pre-tax, $25 million after-tax), and environmental obligations related to the pharmaceuticals business ($13 million pre-tax, $8 million after-tax).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is designed to provide a reader of 3M's financial statements with a narrative from the perspective of management. 3M's MD&A is presented in eight sections:

- Overview
- Results of Operations
- Performance by Business Segment
- Performance by Geographic Area
- Critical Accounting Estimates
- New Accounting Pronouncements
- Financial Condition and Liquidity
- Financial Instruments

OVERVIEW

3M is a diversified global manufacturer, technology innovator and marketer of a wide variety of products. As discussed in Note 17 to the Consolidated Financial Statements, effective in the first quarter of 2010, 3M made certain product moves between its business segments in its continuing effort to drive growth by aligning businesses around markets and customers. The financial information presented herein reflects the impact of these changes for all periods presented. 3M manages its operations in six operating business segments: Industrial and Transportation; Health Care; Display and Graphics; Consumer and Office; Safety, Security and Protection Services; and Electro and Communications.

Fourth-quarter 2010 sales grew nearly 10 percent to $6.7 billion, despite negative comparisons from H1N1 and moderating sales growth in optical films for LCD TVs. Sales growth was broad-based, with organic sales volumes expanding in all businesses, led by a 19.8 percent increase in Electro and Communications and a 14.7 percent increase in Display and Graphics. Geographically, organic sales volume was strongest in Asia Pacific at 18.1 percent and Latin America at 12.2 percent. Net income attributable to 3M in the fourth quarter of 2010 was $928 million, or $1.28 per diluted shares, compared to $935 million, or $1.30 per diluted share, in the fourth quarter of 2009. Fourth-quarter income was penalized by year-on-year H1N1-related comparisons, increases in raw material costs, and investments to accelerate future growth. 3M continues to invest in research and development, sales and marketing (including advertising and merchandising investments), and also incurred acquisition-related costs in the fourth quarter. 3M made several large fourth-quarter 2010 acquisitions, including Arizant Inc., Attenti Holdings S.A. and Cogent Inc.

For total year 2010, 3M achieved record net sales and diluted earnings per share, while investing significantly to improve long-term growth. For example, research, development and related expenses of $1.4 billion helped to drive innovation and new product sales. 3M also accelerated sales and marketing investments in high-growth markets to help secure future growth. The Company posted 2010 sales of $26.7 billion and earnings of $5.63 per diluted share, up 15.3 percent and 24.6 percent, respectively. All businesses posted positive organic volume growth, led by Electro and Communications at 26.9 percent, Display and Graphics at 26.5 percent, and Industrial and Transportation at 16.9 percent. Including special items (discussed below), net income attributable to 3M in 2010 was $4.085 billion, or $5.63 per diluted share, compared to $3.193 billion or $4.52 per diluted share, in 2009, and $3.460 billion, or $4.89 per diluted share, in 2008.

In 2010, 3M recorded a one-time, non-cash income tax charge of $84 million, or 12 cents per diluted share, resulting from the March 2010 enactment of the Patient Protection and Affordable Care Act, including modifications made in the Health Care and Education Reconciliation Act of 2010. Refer to the special items discussion at the end of this overview section for more detail.

3M has been aggressively restructuring the company since early 2008 and continued this effort through the third quarter of 2009, with these restructuring actions and exit activities resulting in an aggregate reduction of approximately 6,400 positions. The related net restructuring charges and other special items reduced net income attributable to 3M for year 2009 by $119 million, or $0.17 per diluted share. Special items reduced net income attributable to 3M for year 2008 by $194 million, or $0.28 per diluted share. Refer to the special items discussion at the end of this overview section for more detail. These restructuring actions and exit activities resulted in savings of almost $400 million in 2009 and additional incremental savings of more than $150 million in 2010, with the majority of 2010's benefit in the first half of the year. In addition, 3M amended its policy regarding banked vacation in 2009, which added more than $100 million to operating income in 2009, with a benefit of approximately $80 million in 2010.

Sales in 2009 totaled $23.1 billion, a decrease of 8.5 percent from 2008. In 2009, the global economic slowdown dramatically affected comparisons for 3M's businesses. Substantial end-market declines and inventory takedowns in major industries, including automotive, consumer electronics and general industrial manufacturing, resulted in significantly lower sales and income. Accordingly, 3M reduced its cost structure, lowered manufacturing output and intensified its attention to operational improvement. The combination of these actions drove operating income margins of 20.8 percent in 2009, compared to 20.6 percent in 2008. Restructuring charges and other special items reduced this operating income margin by approximately one percentage point in both 2009 and 2008.

In 2010, four of 3M's six business segments posted sales increases in excess of 10 percent. Operating income margins were 21 percent or higher in all six of the Company's business segments. The following table contains sales and operating income results by business segment for the years ended December 31, 2010 and 2009.

	2010			2009			2010 vs. 2009 % change	
(Dollars in millions)	Net Sales	% of Total	Oper. Income	Net Sales	% of Total	Oper. Income	Net Sales	Oper. Income
Business Segments								
Industrial and Transportation	**$ 8,581**	**32.2%**	**$ 1,799**	$ 7,232	31.3%	$ 1,259	18.7%	42.9%
Health Care	**4,521**	**17.0%**	**1,364**	4,294	18.6%	1,350	5.3%	1.0%
Display and Graphics	**3,884**	**14.6%**	**946**	3,132	13.5%	590	24.0%	60.3%
Consumer and Office	**3,853**	**14.4%**	**840**	3,471	15.0%	748	11.0%	12.3%
Safety, Security and Protection Services	**3,308**	**12.4%**	**707**	3,064	13.3%	724	8.0%	(2.4)%
Electro and Communications	**2,922**	**11.0%**	**631**	2,276	9.8%	322	28.4%	96.0%
Corporate and Unallocated	**9**	**0.0%**	**(277)**	12	0.1%	(100)		
Elimination of Dual Credit	**(416)**	**(1.6)%**	**(92)**	(358)	(1.6)%	(79)		
Total Company	**$ 26,662**	**100.0%**	**$ 5,918**	$ 23,123	100.0%	$ 4,814	15.3%	22.9%

In 2010, sales increased 15.3 percent, led by Electro and Communications at 28.4 percent, Display and Graphics at 24.0 percent, Industrial and Transportation at 18.7 percent, and Consumer and Office at 11.0 percent. Sales growth in these business segments was led by consumer electronics, automotive OEM, renewable energy, and broad-based consumer and office growth, as well as sales growth in those businesses that serve the broad industrial manufacturing sector. Local-currency sales (which includes volume, selling price and acquisition impacts, but excludes divestiture and translation impacts) increased 14.4 percent. Foreign currency effects added 1.0 percent to sales, while divestiture impacts reduced sales by 0.1 percent. Operating income margins for the 2010 were 22.2 percent, compared to 20.8 percent in 2009. Refer to the section entitled "Performance by Business Segment" and "Performance by Geographic Area" later in MD&A for discussion by business segment and geographic area of sales change and items that impacted reported operating income. Refer to Note 17 for discussion of Corporate and Unallocated and Elimination of Dual Credit.

3M generated $5.2 billion of operating cash flows in 2010, an increase of $233 million when compared to 2009. This followed an increase of $408 million when comparing 2009 to 2008. In 2010, the Company utilized approximately $1.5 billion of cash to pay dividends. In February 2011, 3M's Board of Directors authorized the repurchase of up to $7.0 billion of 3M's outstanding common stock, replacing the Company's existing repurchase program. This authorization has no pre-established end date. The Company repurchased $854 million of 3M common stock in 2010. In 2009, with the Company's emphasis on maintaining ample liquidity and enhancing balance sheet strength, share repurchase activity was minimal, as no broker repurchases of stock were made. This compared to repurchases of 3M common stock of $1.6 billion in 2008. In February 2011, 3M's Board of Directors authorized a dividend increase of 4.8 percent for 2011, marking the 53rd consecutive year of dividend increases for 3M. 3M's debt to total capital ratio (total capital defined as debt plus equity) at December 31, 2010 was 25 percent, compared to 30 percent at December 31, 2009, and 39 percent at December 31, 2008. A portion of the increase in debt at year-end 2008 was the result of a strategy to build and maintain a cash buffer in the U.S. given the difficult market environment at that point in time. 3M has an AA- credit rating with a stable outlook from Standard & Poor's and an Aa2 credit rating with a stable outlook from Moody's Investors Service. In addition to cash on hand, the Company has sufficient access to capital markets to meet currently anticipated growth and acquisition investment funding needs.

In 2010, the Company experienced cost increases in most raw materials and transportation fuel costs. This was driven by higher basic feedstock costs, particularly oil-derived materials and metals. To date the Company is receiving sufficient quantities of all raw materials to meet its reasonably foreseeable production requirements. It is impossible to predict future shortages of raw materials or the impact any such shortages would have. 3M has avoided disruption to its manufacturing operations through careful management of existing raw material inventories and development and qualification of additional supply sources. 3M manages commodity price risks through negotiated supply contracts, price protection agreements and forward physical contracts.

In 2011, 3M expects sales growth of 10 percent or more, with organic sales volume growing 5.5 to 7.5 percent, currency effects adding 1 to 2 percent (assuming December 31, 2010 exchange rates), and acquisitions adding 4 to 6 percent for the year. This expected sales growth and related incremental operating income, including a benefit from currency effects (assuming December 31, 2010 exchange rates), should more than offset the items that will negatively impact earnings, as summarized below.

There are a few major items that will negatively impact earnings in 2011. First, as discussed further below, 3M expects that pension and postretirement expense will decrease 2011 earnings, when compared to 2010, by approximately 22 cents per diluted share. A banked vacation policy change made in 2009 will also negatively impact earnings in 2011. Prior to 2009, 3M allowed employees to bank a certain amount of unused vacation. Effective January 1, 2009, 3M employees were given two years to use their previously banked vacation, with the resulting reduction in 3M's liability benefiting both 2009 and 2010 operating results. This change resulted in an estimated 8 cent per diluted share benefit in 2010 results, which will not carry-over into 2011, and thus, will negatively impact 2011 versus 2010 comparisons. Finally, 3M's early assessment of the income tax rate indicates an expected 2011 effective tax rate of approximately 29.5 percent compared to 27.7 percent for 2010.

On a worldwide basis, 3M's pension and postretirement plans were 90 percent funded at year-end 2010. The U.S. qualified plan, which is approximately 71 percent of the worldwide pension obligation, was 97 percent funded, the non-qualified pension plan was not funded, and the international pension plans were 89 percent funded. Asset returns in 2010 for the U.S. qualified plan were 14.4% while the year-end 2010 discount rate was 5.23%, down 0.54 percentage points from the 2009 discount rate of 5.77%. 3M expects to contribute $400 million to $600 million of cash to its global pension and postretirement plans in 2011. The Company does not have a required minimum pension contribution obligation for its U.S. plans in 2011. 3M expects pension and postretirement benefit expense in 2011 to increase by approximately $213 million pre-tax, or 22 cents per diluted share, when compared to 2010. Refer to critical accounting estimates within MD&A and Note 11 (Pension and Postretirement Benefit Plans) for additional information concerning 3M's pension and post-retirement plans.

Forward-looking statements in Item 7 may involve risks and uncertainties that could cause results to differ materially from those projected (refer to the section entitled "Cautionary Note Concerning Factors That May Affect Future Results" in Item 1 and the risk factors provided in Item 1A for discussion of these risks and uncertainties).

Special Items:

Special items represent significant charges or credits that are important to understanding changes in the Company's underlying operations.

In 2010, 3M recorded a one-time, non-cash income tax charge of $84 million, or 12 cents per diluted share, resulting from the March 2010 enactment of the Patient Protection and Affordable Care Act, including modifications made in the Health Care and Education Reconciliation Act of 2010 (collectively, the "Act"). The charge is due to a reduction in the value of the company's deferred tax asset as a result of the Act's change to the tax treatment of Medicare Part D reimbursements. This item is discussed in more detail in Note 8 (Income Taxes).

In 2009, net losses for restructuring and other actions decreased operating income by $194 million and net income attributable to 3M by $119 million, or $0.17 per diluted share. 2009 included restructuring actions ($209 million pre-tax, $128 million after tax and noncontrolling interest), which were partially offset by a gain on sale of real estate ($15 million pre-tax, $9 million after tax). The gain on sale of real estate relates to the June 2009 sale of a New Jersey roofing granule facility, which is recorded in cost of sales within the Safety, Security and Protection Services business segment. Restructuring is discussed in more detail in Note 4 (Restructuring Actions and Exit Activities).

In 2008, net losses for restructuring and other actions decreased operating income by $269 million and net income attributable to 3M by $194 million, or $0.28 per diluted share. 2008 included restructuring actions ($229 million pre-tax, $147 million after-tax and noncontrolling interest), exit activities ($58 million pre-tax, $43 million after-tax) and losses related to the sale of businesses ($23 million pre-tax, $32 million after-tax), which were partially offset by a gain on sale of real estate ($41 million pre-tax, $28 million after-tax). Divestiture impacts, restructuring actions and exit activities are discussed in more detail in Note 2 (Acquisitions and Divestitures) and Note 4 (Restructuring Actions and Exit Activities). Concerning the real estate gain, 3M received proceeds and recorded a gain in 2008 for a sale-leaseback transaction relative to an administrative location in Italy.

RESULTS OF OPERATIONS

Net Sales:

	2010			2009		
	U.S.	**Intl.**	**Worldwide**	**U.S.**	**Intl.**	**Worldwide**
Net sales (millions)	$ 9,210	$ 17,452	$ 26,662	$ 8,509	$ 14,614	$ 23,123
% of worldwide sales ...	34.5%	65.5%		36.8%	63.2%	
Components of net sales change:						
Volume — organic	7.0%	17.6%	13.7%	(11.9)%	(8.1)%	(9.5)%
Volume — acquisitions	1.1	0.8	0.9	2.4	1.9	2.1
Price	0.1	(0.4)	(0.2)	2.5	1.5	1.8
Local-currency sales (including acquisitions)	8.2	18.0	14.4	(7.0)	(4.7)	(5.6)
Divestitures	—	(0.1)	(0.1)	(0.3)	(0.1)	(0.1)
Translation	—	1.5	1.0	—	(4.4)	(2.8)
Total sales change	8.2%	19.4%	15.3%	(7.3)%	(9.2)%	(8.5)%

In 2010, local-currency sales increased 14.4 percent. All major geographic areas showed local-currency sales increases, led by Asia Pacific. Worldwide local-currency sales growth was led by Electro and Communications at 27 percent, Display and Graphics at 23 percent, Industrial and Transportation at 17.5 percent and Consumer and Office at 10 percent. Refer to the sections entitled "Performance by Business Segment" and "Performance by Geographic Area" later in MD&A for additional discussion of sales change.

In 2009, local-currency sales declined 5.6 percent. All major geographic areas showed local-currency declines, with the exception of the combined Latin America and Canada area, which was flat. Health Care had local-currency sales growth of 3.6 percent, while all other business segments experienced declines. Fourth-quarter 2009 local-currency sales increased 6.4 percent, with all business segments and major geographic areas showing improvement.

Operating Expenses:

(Percent of net sales)	2010	2009	2008	2010 Versus 2009	2009 Versus 2008
Cost of sales	**51.9%**	52.4%	52.9%	(0.5)%	(0.5)%
Selling, general and administrative expenses	**20.5**	21.2	20.8	(0.7)	0.4
Research, development and related expenses	**5.4**	5.6	5.6	(0.2)	—
(Gain)/loss from sale of businesses	**—**	—	0.1	—	(0.1)
Operating income	**22.2%**	20.8%	20.6%	1.4%	0.2%

As discussed in the preceding overview section, 2009 included restructuring charges, partially offset by a gain on sale of real estate, which combined decreased operating income by $194 million, or 0.9 percent of net sales. In 2008, the combination of restructuring actions, exit activities and a loss on sale of businesses, partially offset by a gain on sale of real estate, decreased operating income by $269 million, or 1.1 percent of net sales. There were no special items that impacted operating income in 2010. The following tables summarize the 2009 and 2008 special items by income statement caption.

	2009 Restructuring and Other Summary		
(Millions)	Restructuring actions	Gain on sale of real estate	Total
Cost of sales	$ 110	$ (15)	$ 95
Selling, general and administrative expenses	91	—	91
Research, development and related expenses	8	—	8
Total operating income penalty (benefit)	$ 209	$ (15)	$ 194

	2008 Restructuring and Other Summary				
(Millions)	Restructuring actions	Exit activities	Loss on sale of businesses	Gain on sale of real estate	Total
Cost of sales	$ 84	$ 38	$ —	$ —	$ 122
Selling, general and administrative expenses	135	17	—	(41)	111
Research, development and related expenses	10	3	—	—	13
Loss from sale of businesses	—	—	23	—	23
Total operating income penalty (benefit)	$ 229	$ 58	$ 23	$ (41)	$ 269

Cost of Sales:

Cost of sales includes manufacturing, engineering and freight costs. Cost of sales, measured as a percent of net sales, was 51.9 percent in 2010, a decrease of 0.5 percentage points from 2009. A number of positive factors impacted year-on-year results. These factors included 13.7 percent growth in organic sales volume, improved factory utilization levels, along with cost savings related to prior years' restructuring actions. In addition, 2009 included a penalty of 0.5 percentage points (as a percent of net sales) related to special items. As discussed in Note 4 (Restructuring Actions and Exit Activities), in 2009, 3M recorded $209 million in restructuring charges, of which $110 million was recorded in cost of sales. This was partially offset by a $15 million gain on sale of a New Jersey roofing granule facility, which was also recorded in cost of sales. In addition, 3M decided to swap Venezuelan bolivars into U.S. dollars in 2009, given the economic conditions in Venezuela at that time, which also negatively impacted cost of sales in 2009. These year-on-year net benefits were partially offset by pricing impacts, as selling prices declined 0.2 percent year-on-year, and raw material prices increased approximately 2 percent year-on-year on a gross basis.

Cost of sales as a percent of net sales decreased 0.5 percentage points in 2009 compared to 2008. As discussed above, 2009 included a net penalty of 0.5 percentage points, or $95 million, related to special items. In 2008, $122 million in restructuring and exit activities were recorded in cost of sales. Thus, restructuring and other items were $27 million lower year-on-year, benefiting cost of sales by 0.1 percentage point. Other benefits to cost of sales as a percent of net sales included increases in selling prices and a slight decrease in material costs. The Company was also able to mitigate organic volume declines through reductions in 3M's manufacturing cost structure. Finally, in response to deteriorating conditions in Venezuela, 3M Venezuela swapped bolivars into U.S. dollars in 2009. While increasing cost of sales, these actions mitigated 3M's exposure to future exchange rate risks.

Selling, General and Administrative Expenses:

Selling, general and administrative (SG&A) expenses increased 12 percent in 2010 when compared to 2009. In 2010, sales and marketing expenses increased 14 percent, which included advertising and promotion investment increases of over 20 percent in 2010. These increased investments are expected to help drive sales volumes, both now and into the future. In addition, 3M has increased both sales coverage and its marketing strength, particularly in faster-growing emerging economies. In 2010, general and administrative costs remained under control, as these costs increased at approximately half the rate of 2010 sales growth. SG&A expenses, measured as a percent of net sales, decreased 0.7 percentage points in 2010 compared to 2009. As indicated in Note 4, restructuring expenses of $91 million were recorded in SG&A expenses in 2009. Measured as a percent of sales, these restructuring expenses increased 2009 SG&A expenses by 0.4 percentage points.

Selling, general and administrative (SG&A) expenses as a percent of net sales increased 0.4 percentage points in 2009 when compared to 2008, but decreased $338 million in dollars, helped by savings from restructuring and other actions. In the sales and marketing area, advertising and merchandising costs were down year-on-year, but were up in the fourth quarter. As indicated above, restructuring expenses increased 2009 SG&A expenses as a percent of sales by 0.4 percentage points. In 2008, restructuring actions and exit activities, net of a gain on sale of real estate, increased SG&A by $111 million, which increased SG&A as a percent of sales by 0.5 percentage points. In the fourth quarter of 2008, as part of its restructuring program, 3M took aggressive actions to reduce general and administrative expenses and also pared back selling and marketing costs in certain businesses.

Research, Development and Related Expenses:

Research, development and related expenses (R&D) increased 11 percent in 2010 compared to 2009, as 3M continued to support its key growth initiatives. R&D as a percent of net sales declined to 5.4 percent from 5.6 percent in both 2009 and 2008. R&D expenses in dollars declined approximately 8 percent in 2009 compared to 2008. Overall dollar spending in 2009 was impacted by company-wide cost initiatives, such as reductions in indirect spending.

Gain/Loss from Sale of Businesses:

In June 2008, 3M completed the sale of HighJump Software to Battery Ventures, a technology venture capital and private equity firm. 3M received proceeds of $85 million for this transaction and recognized, net of assets sold, transaction and other costs, a pre-tax loss of $23 million (recorded in the Safety, Security and Protection Services segment) in the second quarter of 2008.

Operating Income:

3M uses operating income as one of its primary business segment performance measurement tools. Operating income was 22.2 percent of sales in 2010, compared to 20.8 percent of sales in 2009 and 20.6 percent of sales in 2008. 2009 was negatively impacted by restructuring expenses, net of a gain on sale of real estate, which combined decreased operating income by 0.9 percentage points ($194 million). 2008 was negatively impacted by restructuring actions, exit activities and a loss on sale of businesses that were partially offset by a gain on sale of real estate, which combined decreased operating income by 1.1 percentage points ($269 million).

Interest Expense and Income:

(Millions)	2010	2009	2008
Interest expense	**$ 201**	$ 219	$ 215
Interest income	**(38)**	(37)	(105)
Total	**$ 163**	$ 182	$ 110

Interest Expense: Interest expense decreased in 2010, driven by lower average U.S. debt balances and lower interest rates. Interest expense increased slightly in 2009, primarily due to higher average U.S. long-term debt balances largely offset by benefits from reduced short-term balances and lower interest rates.

Interest Income: In 2010, interest income was basically unchanged from 2009, with higher average cash and cash equivalent balances largely offset by lower interest rates. Interest income declined in 2009 when compared to 2008, primarily due to lower yields on investments.

Provision for Income Taxes:

(Percent of pre-tax income)	2010	2009	2008
Effective tax rate	**27.7%**	30.0%	31.1%

The effective tax rate for 2010 was 27.7 percent, compared with 30.0 percent in 2009 and 31.1 percent in 2008. The most significant item that decreased the effective tax rate in both 2010 and 2009 related to international taxes. In 2010, this was due primarily to the 2010 tax benefits resulting from the corporate alignment transactions that allowed the Company to increase its ownership of a foreign subsidiary. The transactions are described in the section of Note 6 entitled "Purchase of Subsidiary Shares and Transfers of Ownership Interest Involving Non-Wholly Owned Subsidiaries."

The effective tax rate for 2010 also includes a one-time income tax charge of $84 million as a result of the March 2010 enactment of the Patient Protection and Affordable Care Act, including modifications made in the Health Care and Education Reconciliation Act of 2010. Adjustments to income tax reserves and the Domestic Manufacturer's deduction also benefited year-on-year effective tax rates.

On December 17, 2010, the provision for the research and development credit was extended by the "2010 Tax Relief Act" for expenditures incurred up to December 31, 2012. The provision for the credit had expired on December 31, 2009. The Company recognized the full year benefit of the credit in the fourth quarter of 2010. The benefit of the credit for the full year in 2010 is not materially different from the full year benefit in 2009.

The company currently expects that its effective tax rate for total year 2011 will be approximately 29.5 percent. The rate can vary from quarter to quarter due to discrete items, such as the settlement of income tax audits and changes in tax laws, as well as recurring factors, such as the geographic mix of income before taxes.

Refer to Note 8 for further discussion of income taxes.

Net Income Attributable to Noncontrolling Interest:

(Millions)	2010	2009	2008
Net Income Attributable to Noncontrolling Interest	**$ 78**	$ 51	$ 60

Net income attributable to noncontrolling interest represents the elimination of the income or loss attributable to non-3M ownership interests in 3M consolidated entities. The changes in noncontrolling interest amounts are primarily related to Sumitomo 3M Limited (Japan), which is 3M's most significant consolidated entity with non-3M ownership interests. As of December 31, 2010, 3M's effective ownership in Sumitomo 3M Limited is 75 percent.

Currency Effects:

Currency Effects: 3M estimates that year-on-year currency effects, including hedging impacts, increased net income attributable to 3M by approximately $15 million in 2010 and decreased net income attributable to 3M by approximately $220 million in 2009. This estimate includes the effect of translating profits from local currencies into U.S. dollars; the impact of currency fluctuations on the transfer of goods between 3M operations in the United States and abroad; and transaction gains and losses, including derivative instruments designed to reduce foreign currency exchange rate risks and the negative impact of swapping Venezuelan bolivars into U.S. dollars. 3M estimates that year-on-year derivative and other transaction gains and losses decreased net income attributable to 3M by approximately $115 million in 2010 and had an immaterial impact in 2009.

PERFORMANCE BY BUSINESS SEGMENT

Disclosures relating to 3M's business segments are provided in Item 1, Business Segments. Financial information and other disclosures are provided in the Notes to the Consolidated Financial Statements. As discussed in Note 17 to the Consolidated Financial Statements, effective in the first quarter of 2010, 3M made certain product moves between its business segments in its continuing effort to drive growth by aligning businesses around markets and customers. Segment information presented herein reflects the impact of these changes for all periods presented. The reportable segments are Industrial and Transportation; Health Care; Display and Graphics; Consumer and Office; Safety, Security and Protection Services; and Electro and Communications. Information related to 3M's business segments is presented in the tables that follow. Local-currency sales change amounts are separated into organic local-currency sales (which include both organic volume impacts plus selling price impacts) and acquisition impacts. The divestiture impact, translation impact and total sales change are also provided for each segment.

As discussed in the preceding overview and results of operations section, the combination of restructuring actions and other special items significantly impacted 2009 and 2008 results. There were no special items that impacted operating income in 2010. The following tables summarize these special items by business segment.

	2009 Restructuring and Other Summary		
(Millions)	Restructuring actions	Gain on sale of real estate	Total
Industrial and Transportation	$ 89	$ —	$ 89
Health Care	20	—	20
Display and Graphics	22	—	22
Consumer and Office	13	—	13
Safety, Security and Protection Services	16	(15)	1
Electro and Communications	11	—	11
Corporate and Unallocated	38	—	38
Total operating income penalty (benefit)	$ 209	$ (15)	$ 194

	2008 Restructuring and Other Summary				
(Millions)	Restructuring actions	Exit activities	Loss on sale of businesses	Gain on sale of real estate	Total
Industrial and Transportation	$ 40	$ 26	$ —	$ —	$ 66
Health Care	51	9	—	—	60
Display and Graphics	24	18	—	—	42
Consumer and Office	18	—	—	—	18
Safety, Security and Protection Services	12	3	23	—	38
Electro and Communications	7	—	—	—	7
Corporate and Unallocated	77	2	—	(41)	38
Total operating income penalty (benefit)	$ 229	$ 58	$ 23	$ (41)	$ 269

The following discusses total year results for 2010 compared to 2009, and also discusses 2009 compared to 2008, for each business segment.

Industrial and Transportation Business (32.2% of consolidated sales):

	2010	2009	2008
Sales (millions)	**$ 8,581**	$ 7,232	$ 8,294
Sales change analysis:			
Organic local-currency sales (volume and price)	**17.3%**	(12.8)%	0.2%
Acquisitions	**0.2**	2.6	4.6
Local-currency sales	**17.5%**	(10.2)%	4.8%
Translation	**1.2**	(2.6)	3.0
Total sales change	**18.7%**	(12.8)%	7.8%
Operating income (millions)	**$ 1,799**	$ 1,259	$ 1,568
Percent change	**42.9%**	(19.7)%	(1.4)%
Percent of sales	**21.0%**	17.4%	18.9%

The Industrial and Transportation segment serves a broad range of markets, such as appliance, paper and packaging, food and beverage, electronics, automotive original equipment manufacturer (OEM) and automotive aftermarket (auto body shops and retail). Industrial and Transportation products include tapes, a wide variety of coated and non-woven abrasives, adhesives, specialty materials, filtration products, energy control products, closure systems for personal hygiene products, acoustic systems products, and components and products that are used in the manufacture, repair and maintenance of automotive, marine, aircraft and specialty vehicles.

Year 2010 results:

Sales in Industrial and Transportation increased 18.7 percent to $8.6 billion. In local-currency terms, sales increased 17.5 percent, driven almost entirely by organic volume. Foreign currency impacts added 1.2 percent to 2010 sales growth. Geographically, local-currency sales growth increased in all major geographic regions, led by Asia Pacific. Local-currency sales growth was broad-based across the portfolio, led by renewable energy, automotive OEM, energy and advanced materials, aerospace, abrasives systems, and industrial adhesives and tapes.

Operating income increased 43 percent to $1.8 billion in 2010, with operating income margins of 21.0 percent. In 2009, this business segment recorded charges of $89 million related to restructuring actions, with this charge comprised of employee-related liabilities for severance and benefits of $84 million and fixed asset impairments of $5 million.

Industrial and Transportation continues to invest aggressively to accelerate its growth capability. In February 2011, 3M completed its acquisition of the tape-related assets of Alpha Beta Enterprise Co. Ltd., a leading manufacturer of box sealing tape and masking tape headquartered in Taipei, Taiwan. In addition, in December 2010, 3M announced that it had entered into an agreement to acquire Winterthur Technologies AG (Winterthur) by way of a public tender offer. The associated offer period was extended to February 25, 2011 (refer to Note 2 for additional information). Winterthur, based in Zug, Switzerland, is a leading global supplier of precision grinding technology serving customers in the area of hard-to-grind precision applications in industrial, automotive, aircraft, and cutting tools. Capital spending in the Industrial and Transportation business included solar energy in the U.S. and industrial adhesives and tapes in China. Capital spending on these projects will carry over into 2011.

Year 2009 results:

Industrial and Transportation is a large and highly diversified set of businesses that, when taken together, correlate well with the overall economy. Early in 2009, the business saw significant sales declines that required swift and aggressive restructuring and cost reduction plans to offset the impact of lower volumes, including the impact of large inventory declines in the wholesale distribution channel. Inventories began to stabilize around mid-year 2009.

In 2009, sales were $7.2 billion, down 12.8 percent in dollars and down 10.2 percent in local currency. Foreign currency impacts penalized sales for the year by 2.6 percent. Sales increased in the renewable energy and automotive aftermarket businesses, but sales decreased in the other businesses, impacted by end-market declines. This segment announced restructuring actions in 2009, along with plant shut-downs, furloughs and mandatory vacation across the operation. In 2009, this business segment recorded charges of $89 million related to restructuring actions, with this charge comprised of employee-related liabilities for severance and benefits of $84 million and fixed asset impairments of $5 million. Including these special items, 2009 operating income was $1.3 billion and operating income margins were 17.4 percent. This segment recorded $66 million related to restructuring and exit activities in 2008.

Investment:

In March 2005, 3M's automotive business completed the purchase of 19 percent of TI&M Beteiligungsgesellschaft mbH (TI&M) for approximately $55 million. TI&M is the parent company of I&T Innovation Technology Entwicklungsund Holding Aktiengesellschaft (I&T), an Austrian maker of flat flexible cable and circuitry. Pursuant to a Shareholders Agreement, 3M marketed the firm's flat flexible wiring systems for automotive interior applications to the global automotive market. I&T filed a petition for bankruptcy protection in August 2006. As part of its agreement to purchase the shares of TI&M, the Company was granted a put option, which gave the Company the right to sell back its entire ownership interest in TI&M to the other investors from whom 3M acquired its 19 percent interest. The put option became exercisable January 1, 2007. The Company exercised the put option and recovered approximately $25 million of its investment from one of the investors based in Belgium in February 2007. The other two TI&M investors from whom 3M purchased its shares have filed a bankruptcy petition in Austria. The Company expects to recover approximately $8.7 million through the bankruptcy process and is pursuing recovery of the balance of its investment, first, from the sellers' bank and, to extent not made whole, pursuant to the terms of the Share Purchase Agreement. The Company believes collection of its remaining investment is probable and, as a result, no impairment reserve has been recorded.

Health Care Business (17.0% of consolidated sales):

	2010	2009	2008
Sales (millions)	**$ 4,521**	$ 4,294	$ 4,303
Sales change analysis:			
Organic local-currency sales (volume and price)	**4.0%**	2.7%	5.0%
Acquisitions	**1.2**	0.9	1.7
Local-currency sales	**5.2%**	3.6%	6.7%
Divestitures	**(0.2)**	—	(0.1)
Translation	**0.3**	(3.8)	1.5
Total sales change	**5.3%**	(0.2)%	8.1%
Operating income (millions)	**$ 1,364**	$ 1,350	$ 1,175
Percent change	**1.0%**	14.9%	(37.6)%
Percent of sales	**30.2%**	31.4%	27.3%

The Health Care segment serves markets that include medical clinics and hospitals, pharmaceuticals, dental and orthodontic practitioners, and health information systems. Products and services provided to these and other markets include medical and surgical supplies, skin health and infection prevention products, inhalation and transdermal drug delivery systems, dental and orthodontic products (oral care), health information systems, and food safety products.

Year 2010 results:

Health Care local-currency sales increased 5.2 percent, including a benefit of 1.2 percent from acquisitions, primarily related to the Arizant Inc. acquisition in the fourth quarter. Arizant Inc. is a leading manufacturer of patient warming solutions designed to prevent hypothermia in surgical settings. Currency impacts increased sales by 0.3 percent. On a geographic basis, all regions posted positive local-currency sales growth, led by Asia Pacific and Latin America/Canada. Local currency sales growth was broad-based, led by skin and wound care, drug delivery systems, health information systems, infection prevention and oral care.

Operating income increased 1.0 percent to $1.4 billion, and operating income margins were 30.2 percent. Health Care recorded charges of $20 million related to restructuring actions in 2009, with this charge comprised of employee-related liabilities for severance and benefits. Lower year-on-year H1N1-related sales penalized both sales and operating income in 2010. 3M's long-term expectation is that operating income margins will be in the high 20's, as 3M continues to invest to grow this business.

Year 2009 results:

In 2009, sales were $4.3 billion, up 3.6 percent in local currencies. This growth was broad-based, with positive contributions from nearly all businesses. Sales growth was led by the infection prevention and skin and wound care businesses, which provide a multitude of products that improve patient treatment outcomes and increase efficiency for health care providers. 3M also drove positive local-currency sales growth in the oral care business. On a geographic basis, sales growth rates were highest in Asia Pacific, Latin America and Canada.

Health Care recorded charges of $20 million related to restructuring actions in 2009, with this charge comprised of employee-related liabilities for severance and benefits. In 2008, this business segment recorded charges of $60 million related to restructuring and exit activities, primarily comprised of severance and related benefits, but also including $14 million in asset impairments. Including these charges, full-year operating income in Health Care grew 15 percent to $1.35 billion, with operating income margins of 31.4 percent in 2009.

Display and Graphics Business (14.6% of consolidated sales):

	2010	2009	2008
Sales (millions)	**$ 3,884**	$ 3,132	$ 3,268
Sales change analysis:			
Organic local-currency sales (volume and price)	**23.0**	(5.6)%	(18.0)%
Acquisitions	**—**	2.8	0.1
Local-currency sales	**23.0%**	(2.8)%	(17.9)%
Divestitures	**—**	—	(0.3)
Translation	**1.0**	(1.4)	1.6
Total sales change	**24.0%**	(4.2)%	(16.6)%
Operating income (millions)	**$ 946**	$ 590	$ 583
Percent change	**60.3%**	1.3%	(50.0)%
Percent of sales	**24.4%**	18.8%	17.8%

The Display and Graphics segment serves markets that include electronic display, traffic safety and commercial graphics. This segment includes optical film solutions for LCD electronic displays; computer screen filters; reflective sheeting for transportation safety; commercial graphics sheeting and systems; and mobile interactive solutions, including mobile display technology, visual systems products, and computer privacy filters. The optical film business provides films that serve numerous market segments of the electronic display industry. 3M provides distinct products for five market segments, including products for: 1) LCD computer monitors 2) LCD televisions 3) handheld devices such as cellular phones 4) notebook PCs and 5) automotive displays. The optical business includes a number of different products that are protected by various patents and groups of patents. These patents provide varying levels of exclusivity to 3M for a number of such products. As some of 3M's optical film patents begin to expire in the next few years, 3M will likely see more competition in these products. 3M continues to innovate in the area of optical films and files patents on its new technology and products. 3M's proprietary manufacturing technology and know-how also provide a competitive advantage to 3M independent of its patents.

Year 2010 results:

Sales in Display and Graphics were $3.9 billion, up 24.0 percent year-on-year. Sales increased 23.0 percent in local currencies, which was entirely organic. Foreign currency impacts increased sales growth by 1.0 percent. Sales rose in all businesses, with the strongest growth in 3M's optical systems and commercial graphics businesses. In the fourth quarter of 2010, while sales growth moderated in optical films for LCD TVs, local-currency sales were still up more than 10 percent year-on-year. Sales in 2010 were up slightly in the traffic safety systems business and mobile interactive solutions division, which focuses on products that improve projection, personalization and privacy for mobile device users. Geographically, sales growth was led by Asia Pacific, Latin America/Canada, and the United States.

Operating income in 2010 totaled $946 million, or 24.4 percent of sales. In 2009, this business segment recorded net charges of $22 million related to restructuring actions, with this charge comprised of employee-related liabilities for severance and benefits and fixed asset impairments.

Year 2009 results:

In 2009, sales in Display and Graphics declined 4 percent to $3.1 billion, and operating income increased 1.3 percent to $590 million. Sales grew in traffic safety systems and optical systems, but declined in commercial graphics as the global recession significantly slowed spending on corporate advertising.

In 2009, operating income margins were 18.8 percent, negatively impacted by 0.8 percentage points due to net restructuring charges of $22 million. This net aggregate charge included fixed asset impairments of $13 million and employee-related severance/benefits/other of $9 million, which is recorded net of adjustments to previously recorded restructuring charges. In 2008, restructuring charges and exit activities reduced operating income by $42 million. These expenses were comprised of severance/related benefits and asset impairments.

Consumer and Office Business (14.4% of consolidated sales):

		2010		2009		2008
Sales (millions)	**$**	**3,853**	$	3,471	$	3,578
Sales change analysis:						
Organic local-currency sales (volume and price)		**7.1**		(3.1)%		(0.8)%
Acquisitions		**2.9**		2.6		1.8
Local-currency sales		**10.0%**		(0.5)%		1.0%
Translation		**1.0**		(2.5)		1.4
Total sales change		**11.0%**		(3.0)%		2.4%
Operating income (millions)	**$**	**840**	$	748	$	683
Percent change		**12.3%**		9.5%		(3.8)%
Percent of sales		**21.8%**		21.5%		19.1%

The Consumer and Office segment serves markets that include consumer retail, office retail, home improvement, building maintenance and other markets. Products in this segment include office supply products, stationery products, construction and home improvement products (do-it-yourself), home care products, protective material products, certain consumer retail personal safety products, and consumer health care products.

Year 2010 results:

Sales in Consumer and Office increased 11.0 percent in 2010 to $3.9 billion. Local-currency sales increased 10.0 percent, which included 7.1 percent from organic growth and 2.9 percent from acquisitions. Acquisition growth for 2010 was primarily comprised of the July 2009 acquisition of ACE® and related brands, which sells elastic bandage, supports and thermometer product lines through consumer channels in North America, and the April 2010 acquisition of the A-One branded label business. In addition, the January 2010 acquisition of Incavas Industria de Cabos e Vassouras Ltda., a manufacturer of floor care products, contributed to acquisition sales growth. Foreign currency impacts added 1.0 percent to sales growth.

2010 sales growth was broad-based, led by office supply products, consumer health care, home care, do-it-yourself products and stationery products. On a geographic basis, sales growth was led by Asia Pacific, Latin America/Canada and the United States.

Consumer and Office operating income increased 12.3 percent to $840 million, with operating income margins of 21.8 percent. In 2009, this business segment recorded charges of $13 million related to restructuring actions, with this charge comprised of employee-related liabilities for severance and benefits.

Year 2009 results:

In 2009, sales declined 3.0 percent to $3.5 billion, partially due to organic volume declines of 3.1 percent, driven by lower spending by both retail consumers and commercial customers for most of the year. In addition, currency effects decreased sales growth by 2.5 percent. Acquisitions contributed 2.6 percent to 2009 local-currency sales, largely related to two purchases. In December 2008, 3M purchased Futuro, a leading supplier of braces, supports and compression hosiery. In July 2009, 3M purchased ACE® Products, one of the strong consumer health care brands, from Becton, Dickinson and Company. These investments, combined with 3M's own successful brands, provide critical mass in the retail drug store channel.

Operating income margins were at 21.5 percent for the year, up over 2 percentage points versus 2008. In 2009, this business segment recorded charges of $13 million related to restructuring actions, with this charge comprised of employee-related liabilities for severance and benefits. 2008 includes $18 million in restructuring charges.

Safety, Security and Protection Services Business (12.4% of consolidated sales):

	2010	2009	2008
Sales (millions)	**$ 3,308**	$ 3,064	$ 3,330
Sales change analysis:			
Organic local-currency sales (volume and price)	**6.3**	(5.0)	4.3
Acquisitions	**1.2**	2.3	10.9
Local-currency sales	**7.5%**	(2.7)%	15.2%
Divestitures	**—**	(0.9)	(1.8)
Translation	**0.5**	(4.4)	1.8
Total sales change	**8.0%**	(8.0)%	15.2%
Operating income (millions)	**$ 707**	$ 724	$ 689
Percent change	**(2.4)%**	5.1%	20.3%
Percent of sales	**21.4%**	23.6%	20.7%

The Safety, Security and Protection Services segment serves a broad range of markets that increase the safety, security and productivity of workers, facilities and systems. Major product offerings include personal protection products, safety and security products (including border and civil security solutions), cleaning and protection products for commercial establishments, track and trace solutions, and roofing granules for asphalt shingles. In the second quarter of 2008, 3M completed the sale of its HighJump Software business which provided supply chain execution software solutions. 3M's Track and Trace Solutions utilize radio frequency identification (RFID) technology to provide a growing array of solutions — from library patron self-checkout systems to tracking packages.

Year 2010 results:

Safety, Security and Protection Services sales increased 8.0 percent in 2010. Local-currency sales growth was 7.5 percent, which included a 1.2 percent benefit from acquisitions. Foreign exchange impacts added 0.5 percent to sales. The acquisition benefit primarily related to two fourth-quarter 2010 acquisitions, namely Attenti Holdings S.A. and Cogent Inc. Attenti Holdings S.A. is a supplier of remote people-monitoring technologies used for offender-monitoring applications and to assist eldercare facilities in monitoring and enhancing the safety of patients. Cogent Inc. is a provider of finger, palm, face and iris biometric systems for governments, law enforcement agencies, and commercial enterprises.

3M's security systems business led 2010 sales growth, helped by strong organic volume and acquisition growth (Cogent Inc.) that drove local-currency growth of nearly 50 percent. Corrosion protection products, track and trace products (helped by acquisition growth related to Attenti Holdings S.A.) and building and commercial services also were strong contributors to sales growth. Sales of personal protection products increased in 2010, despite negative year-on-year impacts from H1N1. Industrial minerals sales also increased for the year, helped by a strong fourth quarter of 2010. Geographically, local-currency sales growth was broad-based, led by Latin America and Asia Pacific. Europe/Middle East Africa sales growth was led by Central East Europe and Middle East Africa.

Operating income for 2010 was $707 million, with a 21.4 percent operating income margin. Operating income declined 2.4 percent, penalized by year-on-year H1N1-related comparisons, which reduced Safety, Security and Protection Services sales growth rates by approximately 6 percent year-on-year. In addition, fourth-quarter 2010 acquisition-related costs also penalized operating income. In 2009, this business segment recorded charges of $16 million related to restructuring actions, with this charge comprised of employee-related liabilities for severance and benefits. This charge was largely offset by a gain of $15 million related to the sale of 3M's New Jersey roofing granule facility.

Year 2009 results:

In 2009, sales in Safety, Security and Protection Services totaled $3.1 billion, down 8.0 percent in dollar-terms and 2.7 percent in local currencies. 3M drove positive local-currency growth in personal protection products, but all other businesses posted declines for the full year. The global economic downturn negatively impacted the industrial and construction-related businesses within this segment.

Despite the 8 percent sales decline for the year, operating income margins rose to 23.6 percent. In 2009, this business segment recorded charges of $16 million related to restructuring actions, comprised of employee-related liabilities for severance and benefits. This charge was partially offset by a gain of $15 million related to the sale of 3M's New Jersey roofing granule facility. In the second quarter of 2008, 3M completed the sale of its HighJump

Software business and recognized a pre-tax loss of $23 million. In addition, 3M recorded restructuring charges and exit activities that totaled $15 million in 2008.

In June 2009, 3M's Security Systems Division was notified that the UK government decided to award its passport production to a competitor upon the expiration of 3M's existing UK passport contract in October 2010. Refer to "Critical Accounting Estimates" within "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional discussion.

Electro and Communications Business (11.0% of consolidated sales):

	2010	2009	2008
Sales (millions)	**$ 2,922**	$ 2,276	$ 2,835
Sales change analysis:			
Organic local-currency sales (volume and price)	**27.0**	(18.4)%	(2.0)%
Acquisitions	**—**	0.6	0.4
Local-currency sales	**27.0%**	(17.8)%	(1.6)%
Divestitures	**(0.5)**	(0.2)	—
Translation	**1.9**	(1.7)	2.7
Total sales change	**28.4%**	(19.7)%	1.1%
Operating income (millions)	**$ 631**	$ 322	$ 540
Percent change	**96.0%**	(40.4)%	7.9%
Percent of sales	**21.6%**	14.2%	19.1%

The Electro and Communications segment serves the electrical, electronics and communications industries, including electrical utilities; electrical construction, maintenance and repair; original equipment manufacturer (OEM) electrical and electronics; computers and peripherals; consumer electronics; telecommunications central office, outside plant and enterprise; as well as aerospace, military, automotive and medical markets; with products that enable the efficient transmission of electrical power and speed the delivery of information. Products include electronic and interconnect solutions, micro interconnect systems, high-performance fluids, high-temperature and display tapes, telecommunications products, electrical products, and touch screens and touch monitors.

Year 2010 results:

Electro and Communications sales were $2.9 billion in 2010, an increase of 28.4 percent in U.S. dollars and 27.0 percent in local currency. Foreign currency impacts added 1.9 percent to 2010 sales growth, while divestiture impacts reduced sales by 0.5 percent. Sales expanded in all geographic regions, led by Asia Pacific and the United States. Sales growth was led by the electronics markets materials, electronic solutions and touch systems businesses, which each had local-currency sales growth of greater than 25 percent. 3M also saw strong growth in the electrical markets business. 3M's telecom infrastructure-related business increased slightly year-on-year.

Operating income was $631 million in 2010, or 21.6 percent of sales, which was significantly improved versus last year as the consumer electronic-related businesses showed significant year-on-year improvements. In 2009, this business segment recorded charges of $11 million related to restructuring actions, with this charge comprised of employee-related liabilities for severance and benefits.

Year 2009 results:

In 2009, sales were $2.3 billion, down 19.7 percent, with local-currency sales declining 17.8 percent, foreign currency translation reducing sales by 1.7 percent, and divestitures reducing sales by 0.2 percent. The global economic downturn weighed heavily on all businesses, particularly telecom infrastructure, commercial construction and utilities.

Operating income for the year was $322 million, with operating income margins of 14.2 percent. Operating income in 2009 included charges of $11 million related to restructuring actions, with this charge comprised of employee-related liabilities for severance and benefits. Operating income in 2008 was impacted by $7 million in restructuring expenses.

PERFORMANCE BY GEOGRAPHIC AREA

While 3M manages its businesses globally and believes its business segment results are the most relevant measure of performance, the Company also utilizes geographic area data as a secondary performance measure. Export sales are generally reported within the geographic area where the final sales to 3M customers are made. A portion of the products or components sold by 3M's operations to its customers are exported by these customers to different geographic areas. As customers move their operations from one geographic area to another, 3M's results will follow. Thus, net sales in a particular geographic area are not indicative of end-user consumption in that geographic area.

Financial information related to 3M operations in various geographic areas is provided in Note 18. Operating income results by geographic area were significantly impacted by restructuring and other items. In 2009, restructuring actions, partially offset by a gain on sales of real estate, decreased worldwide operating income by $194 million, with the largest impact in Europe, Asia Pacific and the United States. In 2008, restructuring actions, exit activities and a loss on sale of businesses, which were partially offset by a gain on sale of real estate, decreased worldwide operating income by $269 million, with the largest impact in the United States and Europe.

A summary of key information and discussion related to 3M's geographic areas follow:

	2010					
	United States	Asia Pacific	Europe, Middle East and Africa	Latin America/ Canada	Other Unallocated	Worldwide
Net sales (millions)	$ 9,210	$ 8,259	$ 6,259	$ 2,950	$ (16)	$ 26,662
% of worldwide sales	34.5%	31.0%	23.5%	11.0%	—	100.0%
Components of net sales change:						
Volume — organic	7.0%	30.3%	7.4%	12.1%	—	13.7%
Price	0.1	(1.6)	0.1	1.1	—	(0.2)
Organic local-currency sales	7.1	28.7	7.5	13.2	—	13.5
Acquisitions	1.1	0.9	0.4	1.3	—	0.9
Local-currency sales	8.2	29.6	7.9	14.5	—	14.4
Divestitures	—	—	(0.3)	—	—	(0.1)
Translation	—	5.3	(2.8)	2.7	—	1.0
Total sales change	8.2%	34.9%	4.8%	17.2%	—	15.3%
Operating income (millions)	$ 1,636	$ 2,400	$ 1,112	$ 797	$ (27)	$ 5,918
Percent change	(0.2)%	57.1%	10.9%	26.5%	—	22.9%

For total year 2010, as shown in the preceding table, sales rose 15.3 percent, driven largely by organic volume increases of 13.7 percent. Every major geographic region expanded sales, with total sales in Asia Pacific up 34.9 percent, Latin America/Canada up 17.2 percent, the United States up 8.2 percent, and Europe, Middle East and Africa up 4.8 percent. Investments in innovation and new product development, sales and marketing capability and localized manufacturing created new growth opportunities in adjacent market spaces. For 2010, international operations represented nearly two-thirds of 3M's sales.

	2009					
	United States	Asia Pacific	Europe, Middle East and Africa	Latin America/ Canada	Other Unallocated	Worldwide
Net sales (millions)	$ 8,509	$ 6,120	$ 5,972	$ 2,516	$ 6	$ 23,123
% of worldwide sales	36.8%	26.5%	25.8%	10.9%	—	100.0%
Components of net sales change:						
Volume — organic	(11.9)%	(3.4)%	(11.9)%	(10.0)%	—	(9.5)%
Price	2.5	(1.9)	1.9	8.6	—	1.8
Organic local-currency sales	(9.4)	(5.3)	(10.0)	(1.4)	—	(7.7)
Acquisitions	2.4	0.5	3.5	1.4	—	2.1
Local-currency sales	7.0	(4.8)	(6.5)	—	—	(5.6)
Divestitures	(0.3)	—	(0.1)	—	—	(0.1)
Translation	—	0.1	(7.4)	(7.6)	—	(2.8)
Total sales change	(7.3)%	(4.7)%	(14.0)%	(7.6)%	—	(8.5)%
Operating income (millions)	$ 1,640	$ 1,528	$ 1,003	$ 631	$ 12	$ 4,814
Percent change	3.9%	(8.1)%	(22.5)%	(9.1)%	—	(7.7)%

For total year 2009, as shown in the preceding table, all major geographic areas showed sales declines; however, year-on-year sales growth improved each quarter throughout the year. In the fourth quarter of 2009, sales growth of 11.1 percent was broad-based. Every major geographic region expanded sales, with strong performances in Asia Pacific at 22 percent and Latin America and Canada each at 19 percent. With respect to organic volume, Asia Pacific led the way at nearly 19 percent for the fourth quarter. Korea, China and Taiwan posted the most significant increases, driven by a combination of improved local demand along with the pickup in global electronics. Organic volumes were flat to slightly down in other geographic regions, which is an improvement versus the levels of decline seen in the first three quarters of 2009. For 2009, international operations represented approximately 63 percent of 3M's sales.

Geographic Area Supplemental Information

(Millions, except Employees)	Employees as of December 31,			Capital Spending			Property, Plant and Equipment — net	
	2010	2009	2008	2010	2009	2008	2010	2009
United States	**32,955**	31,513	33,662	**$ 569**	$ 464	$ 780	**$ 3,888**	$ 3,809
Asia Pacific	**16,324**	13,834	13,960	**290**	215	338	**1,605**	1,366
Europe, Middle East and Africa	**18,120**	17,743	19,185	**151**	162	253	**1,239**	1,318
Latin America and Canada	**12,658**	11,745	12,376	**81**	62	100	**547**	507
Total Company	**80,057**	74,835	79,183	**$ 1,091**	$ 903	$ 1,471	**$ 7,279**	$ 7,000

Employment:

At December 31, 2010, employment increased by 5,222 positions since year-end 2009, largely driven by acquisitions (estimated 1,850 full-time equivalents) and additions in developing economies. At December 31, 2009, employment declined by 4,348 positions since year-end 2008, largely driven by restructuring actions taken in the fourth quarter of 2008 through the third quarter of 2009.

Capital Spending/Net Property, Plant and Equipment:

The bulk of 3M capital spending historically has been in the United States, resulting in higher net property, plant and equipment balances in the United States. The Company is striving to more closely align its manufacturing and sourcing with geographic market sales, and because approximately two-thirds of sales are outside the United States, this would increase production outside the United States, helping to improve customer service, lower transportation costs, and reduce working capital requirements. Capital expenditures were $1.091 billion in 2010, compared to $903 million in 2009 and $1.471 billion in 2008. In response to global economic conditions, the Company reduced its capital spending significantly in 2009. A substantial amount of the 2009 spending was carryover from 2008 or for tooling needed for new products and continued operations. The Company expects 2011 capital spending to be approximately $1.3 to $1.4 billion as 3M continues to fund growth opportunities around the world.

CRITICAL ACCOUNTING ESTIMATES

Information regarding significant accounting policies is included in Note 1. As stated in Note 1, the preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The Company believes its most critical accounting estimates relate to legal proceedings, the Company's pension and postretirement obligations, asset impairments and income taxes. Senior management has discussed the development, selection and disclosure of its critical accounting estimates with the Audit Committee of 3M's Board of Directors.

Legal Proceedings:

The categories of claims for which the Company has a probable and estimable liability, the amount of its liability accruals, and the estimates of its related insurance receivables are critical accounting estimates related to legal proceedings. Please refer to the section entitled "Process for Disclosure of Liabilities and Insurance Receivables Related to Legal Proceedings" (contained in "Legal Proceedings" in Note 14) for additional information about such estimates.

Pension and Postretirement Obligations:

3M has various company-sponsored retirement plans covering substantially all U.S. employees and many employees outside the United States. The Company accounts for its defined benefit pension and postretirement health care and life insurance benefit plans in accordance with Accounting Standard Codification (ASC) 715, *Compensation — Retirement Benefits*, in measuring plan assets and benefit obligations and in determining the amount of net periodic benefit cost. ASC 715 requires employers to recognize the underfunded or overfunded status of a defined benefit pension or postretirement plan as an asset or liability in its statement of financial position and recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income, which is a component of stockholders' equity.

Pension benefits associated with these plans are generally based primarily on each participant's years of service, compensation, and age at retirement or termination. Two critical assumptions, the discount rate and the expected return on plan assets, are important elements of expense and liability measurement. See Note 11 for additional discussion of actuarial assumptions used in determining pension and postretirement health care liabilities and expenses.

The Company determines the discount rate used to measure plan liabilities as of the December 31 measurement date for the U.S. pension and postretirement benefit plans. The discount rate reflects the current rate at which the associated liabilities could be effectively settled at the end of the year. The Company sets its rate to reflect the yield of a portfolio of high quality, fixed-income debt instruments that would produce cash flows sufficient in timing and amount to settle projected future benefits. Using this methodology, the Company determined a discount rate of 5.23% for U.S. pension and 5.09% for U.S. postretirement to be appropriate as of December 31, 2010, which is a decrease from the 5.77% and 5.62% rates, respectively, used as of December 31, 2009. For the international pension and postretirement plans the discount rates also reflect the current rate at which the associated liabilities could be effectively settled at the end of the year. The weighted average discount rate for international pension plans as of December 31, 2010 was 5.04%, a decrease from the 5.30% rate used as of December 31, 2009.

A significant element in determining the Company's pension expense in accordance with ASC 715 is the expected return on plan assets, which is based on historical results for similar allocations among asset classes. For the U.S. pension plan, the expected long-term rate of return on an annualized basis for 2011 is 8.50%, the same as 2010. Refer to Note 11 for information on how the 2011 rate was determined. Return on assets assumptions for international pension and other post-retirement benefit plans are calculated on a plan-by-plan basis using plan asset allocations and expected long-term rate of return assumptions. The weighted average expected return for the international pension plan is 6.58% for 2011, comparable to the weighted average expected return of 6.90% for 2010.

For the year ended December 31, 2010, the Company recognized total consolidated pre-tax pension and postretirement expense (after settlements, curtailments and special termination benefits) of $322 million, up from $223 million in 2009. Pension and postretirement expense (before settlements, curtailments and special termination benefits) is anticipated to increase to approximately $535 million in 2011, an increase of $213 million compared to 2010. For the pension plans, holding all other factors constant, a 0.25 percentage point increase/decrease in the expected long-term rate of return on plan assets would decrease/increase 2011 pension expense by approximately $27 million for U.S. pension plans and approximately $11 million for international pension plans. Also, holding all other factors constant, a 0.25 percentage point increase in the discount rate used to measure plan liabilities would decrease 2011 pension expense by approximately $30 million for U.S. pension plans and approximately $10 million for international pension plans. In addition, a 0.25 percentage point decrease in the discount rate used to measure plan liabilities would increase 2011 pension expense by approximately $31 million for U.S. pension plans and approximately $20 million for international pension plans.

Asset Impairments:

As of December 31, 2010, net property, plant and equipment totaled $7.3 billion and net identifiable intangible assets totaled $1.8 billion. Management makes estimates and assumptions in preparing the consolidated financial statements for which actual results will emerge over long periods of time. This includes the recoverability of long-lived assets employed in the business, including assets of acquired businesses. These estimates and assumptions are closely monitored by management and periodically adjusted as circumstances warrant. For instance, expected asset lives may be shortened or an impairment recorded based on a change in the expected use of the asset or performance of the related asset group. Impairments recorded in 2009 and 2008 related to restructuring actions and other exit activities are discussed in Note 4.

In June 2009, 3M's Security Systems Division (within the Safety, Security and Protection Services business segment) was notified that the UK government decided to award the production of its passports to a competitor upon the expiration of 3M's existing UK passport contracts in October 2010. As a result of this event, in June 2009, 3M tested the long lived assets associated with the UK passport activity for recoverability and also reassessed their remaining useful lives. In addition, 3M tested goodwill for impairment at the reporting unit (Security Systems Division) level. The result of the June 2009 test of recoverability of long lived assets associated with the UK passport activity indicated that the asset grouping's carrying amount of approximately $54 million (before impairment) exceeded the remaining expected cash flows. Accordingly, 3M recorded a non-cash impairment charge of approximately $13 million in the second quarter of 2009 to write these assets down to their fair value. In addition, accelerated depreciation/amortization was taken over the period June 2009 through the date of expiration of the contract based on a reassessment of the remaining expected useful life of these assets.

3M goodwill totaled approximately $6.8 billion as of December 31, 2010. 3M's annual goodwill impairment testing is performed in the fourth quarter of each year, using September 30 net book values. Impairment testing for goodwill is done at a reporting unit level, with all goodwill assigned to a reporting unit. Reporting units are one level below the business segment level (3M has six business segments at December 31, 2010), but can be combined when reporting units within the same segment have similar economic characteristics. At 3M, reporting units generally correspond to a division. 3M did not combine any of its reporting units for impairment testing.

An impairment loss generally would be recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. The estimated fair value of a reporting unit is determined using earnings for the reporting unit multiplied by a price/earnings ratio for comparable industry groups, or by using a discounted cash flow analysis. 3M typically uses the price/earnings ratio approach for stable and growing businesses that have a long history and track record of generating positive operating income and cash flows. 3M uses the discounted cash flow approach for start-up, loss position and declining businesses, but also uses discounted cash flow as an additional tool for businesses that may be growing at a slower rate than planned due to economic or other conditions.

As discussed in Note 17 to the Consolidated Financial Statements, effective in the first quarter of 2010, 3M made certain product moves between its business segments. For those changes that resulted in reporting unit changes, the Company applied the relative fair value method to determine the impact to reporting units. During the first quarter of 2010, the Company completed its assessment of any potential goodwill impairment for reporting units impacted by this new structure and determined that no impairment existed. The discussion that follows relates to the separate fourth quarter 2010 annual impairment test and is in the context of the segment structure that existed at that time.

As of September 30, 2010, 3M had 38 primary reporting units, with eight reporting units accounting for approximately 71 percent of the goodwill. These eight reporting units were comprised of the following divisions: 3M Purification Inc., Occupational Health and Environmental Safety, Optical Systems, 3M ESPE, Communication Markets, Industrial Adhesives and Tapes, Security Systems, and Health Information Systems.

The fair values for the majority of reporting units were in excess of carrying value by more than 30 percent. The fair values for Optical Systems and 3M Purification Inc., based on fourth quarter 2010 testing, were in excess of carrying value by approximately 23 percent and 26 percent, respectively, with no impairment indicated. As part of its annual impairment testing in the fourth quarter, 3M used a weighted-average discounted cash flow analysis for Optical Systems and 3M Purification Inc., using projected cash flows that were weighted based on different sales growth and terminal value assumptions, among other factors. The weighting was based on management's estimates of the likelihood of each scenario occurring. In the fourth quarter of 2010, 3M made several larger acquisitions. These acquisitions (with their reporting unit indicated) included Arizant Inc. (Infection Prevention), Cogent Inc. (Security Systems) and Attenti Holdings S.A. (Track and Trace), with goodwill of approximately $512 million, $295 million and $122 million, respectively. Due to the significance of the Cogent Inc. acquisition with respect to its reporting unit, 3M will be monitoring the Security Systems Division in 2011 for any triggering events or other indicators of impairment.

In 2010, for those reporting units whose fair value was in excess of carrying value by more than 30 percent, 3M primarily used an industry price-earnings ratio approach, but also used a discounted cash flows approach for certain reporting units. Based on the fair values determined using discounted cash flows for certain reporting units and the industry price-earnings ratio approach for the remaining reporting units, at September 30, 2010, 3M's implied control premium was approximately 23 percent. The control premium is defined as the sum of the individual reporting units estimated market values compared to 3M's total Company market value, with the sum of the individual values typically being larger than the value for the total Company. At September 30, 2010, 3M's market value was approximately $62 billion, but if each reporting unit was valued individually, 3M's market value would be approximately $76 billion using a 23 percent control premium. 3M is an integrated materials enterprise, thus; many of 3M's businesses could not easily be sold on a stand-alone basis. Based on its annual test in the fourth quarter of 2010, no goodwill impairment was indicated for any of the reporting units. In addition, 3M's market value at both September 30, 2010 and December 31, 2010 of approximately $62 billion and $61 billion, respectively, was significantly in excess of its equity of approximately $16 billion.

Factors which could result in future impairment charges, among others, include changes in worldwide economic conditions, changes in competitive conditions and customer preferences, and fluctuations in foreign currency exchange rates. These risk factors are discussed in Item 1A, "Risk Factors", of this document. As of December 31, 2010, 3M had approximately $1 billion of goodwill related to 3M Purification Inc. and $750 million related to Optical Systems. In addition, as a result of the Cogent Inc. acquisition in the fourth quarter of 2010, Security Systems Division goodwill increased to approximately $500 million. If future non-cash impairment charges are taken, 3M would expect that only a portion of the long-lived assets or goodwill would be impaired. 3M will continue to monitor its reporting units in 2011 for any triggering events or other indicators of impairment.

Income Taxes:

The extent of 3M's operations involves dealing with uncertainties and judgments in the application of complex tax regulations in a multitude of jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from federal, state, and international tax audits. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. The Company follows guidance provided by ASC 740, *Income Taxes*, regarding uncertainty in income taxes, to record these liabilities (refer to Note 8 for additional information). The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company's current estimate of the tax liabilities. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when the Company determines the liabilities are no longer necessary.

NEW ACCOUNTING PRONOUNCEMENTS

Information regarding new accounting pronouncements is included in Note 1 to the Consolidated Financial Statements.

FINANCIAL CONDITION AND LIQUIDITY

As indicated in the following table, at December 31, 2010, 3M had $5.018 billion of cash, cash equivalents, and marketable securities and $5.452 billion of debt. Debt included $4.183 billion of long-term debt, $1.185 billion related to the current portion of long-term debt and short-term borrowings of $84 million. The strength of 3M's capital structure and consistency of its cash flows provide 3M reliable access to capital markets. Additionally, the Company's maturity profile is staggered to ensure refinancing needs in any given year are reasonable in proportion to the total portfolio.

The Company generates significant ongoing cash flow, which has been used, in part, to fund share repurchase activities, pay dividends on 3M common stock, and for acquisitions. As discussed in Note 2, in the fourth quarter of 2010, the Company purchased Arizant Inc., Attenti Holdings S.A. and Cogent Inc. As a result, cash outflows (including repayment of acquired debt, but net of cash and marketable securities acquired) for these three acquisitions totaled approximately $1.4 billion. 3M was able to complete these acquisitions without incurring additional debt, while maintaining a strong cash, cash equivalents and marketable securities position.

At December 31 (Millions)	**2010**	**2009**	**2008**
Total Debt	**$ 5,452**	$ 5,710	$ 6,718
Less: Cash, cash equivalents and marketable securities	**5,018**	4,609	2,574
Net Debt	**$ 434**	$ 1,101	$ 4,144

The Company defines net debt as total debt less cash, cash equivalents and marketable securities. 3M considers net debt to be an important measure of liquidity and its ability to meet ongoing obligations. This measure is not defined under U.S. generally accepted accounting principles and may not be computed the same as similarly titled measures used by other companies.

Cash, cash equivalents and marketable securities at December 31, 2010 totaled approximately $5.0 billion, helped by cash flows from operating activities of $5.2 billion. The Company has sufficient liquidity to meet currently anticipated growth plans, including capital expenditures, working capital investments and acquisitions. The Company does not utilize derivative instruments linked to the Company's stock. However, the Company does have contingently convertible debt that, if conditions for conversion are met, is convertible into shares of 3M common stock (refer to Note 10 in this document).

The Company's financial condition and liquidity are strong. Various assets and liabilities, including cash and short-term debt, can fluctuate significantly from month to month depending on short-term liquidity needs. Working capital (defined as current assets minus current liabilities) totaled $6.126 billion at December 31, 2010, compared with $5.898 billion at December 31, 2009. Working capital increases were primarily attributable to increases in cash and cash equivalents, short-term marketable securities, accounts receivable and inventories, which were largely offset by decreases in working capital driven by increases in current liabilities, primarily short-term debt and accounts payable.

Primary short-term liquidity needs are met through U.S. commercial paper and euro commercial paper issuances. The Company maintains a commercial paper program that allows 3M to have a maximum of $3 billion outstanding with a maximum maturity of 397 days from date of issuance. As of December 31, 2010 and 2009, 3M had no outstanding commercial paper. The Company believes it is unlikely that its access to the commercial paper market will be restricted. Effective April 30, 2007, the Company has a $1.5-billion five-year credit facility, which has provisions for the Company to request an increase of the facility up to $2 billion (at the lenders' discretion), and providing for up to $150 million in letters of credit. At December 31, 2010, available short-term committed lines of credit, including the preceding $1.5 billion five-year credit facility, totaled approximately $1.674 billion worldwide, of which approximately $255 million was utilized in connection with normal business activities. Debt covenants do not restrict the payment of dividends.

The Company has a "well-known seasoned issuer" shelf registration statement, effective February 17, 2009, which registers an indeterminate amount of debt or equity securities for future sales. No securities have been issued under this shelf. The Company intends to use the proceeds from future securities sales off this shelf for general corporate purposes. In connection with a prior "well-known seasoned issuer" shelf registration, in June 2007 the Company established a $3 billion medium-term notes program. Three debt securities have been issued under this medium-term notes program. First, in December 2007, 3M issued a five-year, $500 million, fixed rate note with a coupon rate of 4.65%. Second, in August 2008, 3M issued a five-year, $850 million, fixed rate note with a coupon rate of 4.375%. Third, in October 2008, the Company issued a three-year $800 million, fixed rate note with a coupon rate of 4.50%. The Company entered into an interest rate swap to convert this $800 million note to a floating rate.

The Company has an AA- credit rating, with a stable outlook, from Standard & Poor's and an Aa2 credit rating, with a stable outlook, from Moody's Investors Service. The Company's $350 million of Dealer Remarketable Securities had ratings triggers (BBB-/Baa3 or lower) that would require repayment of debt. These securities were retired upon maturity in December 2010. In addition, under the $1.5-billion five-year credit facility agreement, 3M is required to maintain its EBITDA to Interest Ratio as of the end of each fiscal quarter at not less than 3.0 to 1. This is calculated (as defined in the agreement) as the ratio of consolidated total EBITDA for the four consecutive quarters then ended to total interest expense on all funded debt for the same period. At December 31, 2010, this ratio was approximately 35 to 1.

3M's cash and cash equivalents balance at December 31, 2010 totaled $3.377 billion, with an additional $1.641 billion in current and long-term marketable securities. 3M's strong balance sheet and liquidity provide the Company with significant flexibility to take advantage of numerous opportunities going forward. The Company will continue to invest in its operations to drive growth, including continual review of acquisition opportunities. 3M paid dividends of $1.5 billion in 2010, and has a long history of dividend increases. In February 2011, 3M's Board of Directors increased the quarterly dividend on 3M common stock by 4.8 percent to 55 cents per share, equivalent to an annual dividend of $2.20 per share. In February 2011, 3M's Board of Directors also authorized the repurchase of up to $7.0 billion of 3M's outstanding common stock, replacing the Company's existing repurchase program. This authorization has no pre-established end date.

In 2011, the Company expects to contribute in cash an amount in the range of $400 million to $600 million to its U.S. and international pension and postretirement plans. The Company does not have a required minimum pension contribution obligation for its U.S. plans in 2011. Therefore, the amount of the anticipated discretionary contribution could vary significantly depending on the U.S. qualified plans' funded status as of the 2011 measurement date and the anticipated tax deductibility of the contribution. Future contributions will also depend on market conditions, interest rates and other factors. 3M believes its strong cash flow and balance sheet will allow it to fund future pension needs without compromising growth opportunities.

The Company uses various working capital measures that place emphasis and focus on certain working capital assets and liabilities. These measures are not defined under U.S. generally accepted accounting principles and may not be computed the same as similarly titled measures used by other companies. One of the primary working capital measures 3M uses is a combined index, which includes accounts receivable, inventory and accounts payable. This combined index (defined as quarterly net sales — fourth quarter at year-end — multiplied by four, divided by ending net accounts receivable plus inventory less accounts payable) was 5.3 at December 31, 2010, a decline from 5.5 at December 31, 2009. Receivables increased $365 million, or 11.2 percent, compared with December 31, 2009, with higher December 2010 sales compared to December 2009 sales contributing to this increase. In addition, acquisitions increased accounts receivable by $93 million and currency translation increased accounts receivable by $82 million, as the U.S. dollar weakened in aggregate against a multitude of currencies. Inventories increased $516 million, or 19.6 percent, compared with December 31, 2009. The inventory increases are partially attributable to the increase in demand in 2010. In addition, acquisitions increased inventories by $77 million year-on-year, while currency translation increased inventories by $35 million. Accounts payable increased $209 million compared with December 31, 2009, with acquisitions accounting for $46 million of this increase and currency translation accounting for $16 million, with the balance primarily related to improvement in business activity.

Cash flows from operating, investing and financing activities are provided in the tables that follow. Individual amounts in the Consolidated Statement of Cash Flows exclude the effects of acquisitions, divestitures and exchange rate impacts on cash and cash equivalents, which are presented separately in the cash flows. Thus, the amounts presented in the following operating, investing and financing activities tables reflect changes in balances from period to period adjusted for these effects.

Cash Flows from Operating Activities:

Years ended December 31 (Millions)	2010	2009	2008
Net income including noncontrolling interest	**$ 4,163**	$ 3,244	$ 3,520
Depreciation and amortization	**1,120**	1,157	1,153
Company pension contributions	**(556)**	(659)	(421)
Company postretirement contributions	**(62)**	(133)	(53)
Company pension expense	**271**	176	89
Company postretirement expense	**51**	47	16
Stock-based compensation expense	**274**	217	202
Loss/(gain) from sale of businesses	**—**	—	23
Income taxes (deferred and accrued income taxes)	**85**	554	(44)
Excess tax benefits from stock-based compensation	**(53)**	(14)	(21)
Accounts receivable	**(189)**	55	197
Inventories	**(404)**	453	(127)
Accounts payable	**146**	109	(224)
Product and other insurance receivables and claims	**49**	64	153
Other — net	**279**	(329)	70
Net cash provided by operating activities	**$ 5,174**	$ 4,941	$ 4,533

Cash flows from operating activities can fluctuate significantly from period to period, as pension funding decisions, tax timing differences and other items can significantly impact cash flows. In the third quarter of 2009, the Company contributed $600 million to its U.S. defined benefit pension plan in shares of the Company's common stock, which is considered a non-cash financing activity. This non-cash activity is not reflected in the operating or financing section of the cash flows.

In 2010, cash flows provided by operating activities increased $233 million compared to 2009. The main positive contribution to operating cash flows related to year-on-year increases in net income including noncontrolling interest. Operating cash flows were penalized by working capital increases of $447 million in 2010, compared to working capital decreases of $617 million in 2009. 3M defines working capital as accounts receivable, inventories and accounts payable. These working capital increases were partially attributable to the rapid increase in demand in 2010. In addition, operating cash flows in 2009 benefited from changes in deferred and accrued income taxes.

In 2009, cash flows provided by operating activities increased $408 million compared to 2008. The main positive contribution to operating cash flows related to working capital decreases of $617 million in 2009, compared to working capital increases of $154 million in 2008. 3M defines working capital as accounts receivable, inventories and accounts payable. In addition, 3M's deferred and accrued income tax positions benefited 2009 cash flows. These positive contributions were partially offset by a decrease of $276 million in net income including noncontrolling interest. The category, "Other-net," in the preceding table reflects changes in other asset and liability accounts. This includes the impact of cash outlays for restructuring payments, net of restructuring expenses, which on a combined basis reduced liabilities (Note 4). In addition, decreases in banked vacation accruals reduced liabilities.

Free Cash Flow (non-GAAP measure):

In addition, to net cash provided by operating activities, 3M uses free cash flow as a useful measure of performance and as an indication of the strength of the Company and its ability to generate cash. 3M defines free cash flow as net cash provided by operating activities less purchases of property, plant and equipment (which is classified as an investing activity). Free cash flow is not defined under U.S. generally accepted accounting principles (GAAP). Therefore, it should not be considered a substitute for income or cash flow data prepared in accordance with U.S. GAAP and may not be comparable to similarly titled measures used by other companies. It should not be inferred that the entire free cash flow amount is available for discretionary expenditures. Below find a recap of free cash flow for 2010, 2009 and 2008.

Years ended December 31 (Millions)	2010	2009	2008
Net cash provided by operating activities	**$ 5,174**	$ 4,941	$ 4,533
Purchases of property, plant and equipment (PP&E)	**(1,091)**	(903)	(1,471)
Free Cash Flow	**$ 4,083**	$ 4,038	$ 3,062

Cash Flows from Investing Activities:

Years ended December 31 (Millions)	2010	2009	2008
Purchases of property, plant and equipment (PP&E)	**$ (1,091)**	$ (903)	$ (1,471)
Proceeds from sale of PP&E and other assets	**25**	74	87
Acquisitions, net of cash acquired	**(1,830)**	(69)	(1,394)
Proceeds from sale of businesses	**—**	5	88
Purchases and proceeds from sale or maturities of marketable securities and investments — net	**273**	(839)	291
Other investing activities	**(66)**	—	—
Net cash used in investing activities	**$ (2,689)**	$ (1,732)	$ (2,399)

Investments in property, plant and equipment enable growth in diverse markets, helping to meet product demand and increasing manufacturing efficiency. Capital spending increased to $1.091 billion in 2010, compared to $903 million in 2009. In 2010, in the U.S., 3M invested in film manufacturing assets for optical systems and other non-optical businesses which use similar technology. In Singapore, 3M is increasing capacity at its multi-purpose manufacturing facility. 3M investments in the Industrial and Transportation business included solar energy in the U.S. and industrial adhesives and tapes in China. 3M also invested in optical film capacity in Korea. Capital spending on some of the preceding projects will carry over into 2011. The Company expects 2011 capital spending to be approximately $1.3 to $1.4 billion as 3M continues to fund growth opportunities around the world.

In response to global economic conditions, the Company reduced its capital spending significantly in 2009. A substantial amount of the 2009 spending was carryover from 2008 or for tooling needed for new products and continued operations. In 2008, major facility efforts included completion of production lines in the United States for both Consumer and Office and Health Care, an R&D laboratory in Korea, a tape building in Poland, and numerous tape lines and building expansions in China. In 2008, 3M also made progress towards completion of investments in a Singapore multi-purpose manufacturing facility and film production facilities and made progress towards completion of manufacturing cost reduction investments in two of its U.S. film manufacturing plants.

Refer to Note 2 for information on acquisitions. Note 2 also provides information on the proceeds from the sale of businesses. The Company is actively considering additional acquisitions, investments and strategic alliances, and from time to time may also divest certain businesses.

Purchases of marketable securities and investments and proceeds from sale (or maturities) of marketable securities and investments are primarily attributable to asset-backed securities, agency securities, corporate medium-term note securities and other securities, which are classified as available-for-sale. Interest rate risk and credit risk related to the underlying collateral may impact the value of investments in asset-backed securities, while factors such as general conditions in the overall credit market and the nature of the underlying collateral may affect the liquidity of investments in asset-backed securities. The coupon interest rates for asset-backed securities are either fixed rate or floating. Floating rate coupons reset monthly or quarterly based upon the corresponding monthly or quarterly LIBOR rate. Each individual floating rate security has a coupon based upon the respective LIBOR rate +/- an amount reflective of the credit risk of the issuer and the underlying collateral on the original issue date. Terms of the reset are unique to individual securities. Fixed rate coupons are established at the time the security is issued and are based upon a spread to a related maturity treasury bond. The spread against the treasury bond is reflective of the credit risk of the issuer and the underlying collateral on the original issue date. 3M does not currently expect risk related to its holdings in asset-backed securities to materially impact its financial condition or liquidity. Refer to Note 9 for more details about 3M's diversified marketable securities portfolio, which totaled $1.641 billion as of December 31, 2010. Additional purchases of investments include additional survivor benefit insurance and equity investments.

As discussed in Notes 6 and 10, during the quarter ended March 31, 2010, the Company's majority owned Sumitomo 3M Limited entity (Sumitomo 3M) purchased a portion of its shares held by its noncontrolling interest, Sumitomo Electric Industries, Ltd. (SEI), by paying cash of 5.8 billion Japanese Yen and entering into a note payable to SEI of 17.4 billion Japanese Yen (approximately $63 million and $188 million, respectively, based on applicable exchange rates at that time). The cash paid of approximately $63 million during the quarter ended March 31, 2010 as a result of the purchase of Sumitomo 3M shares from SEI is classified as "Other investing activities" in the consolidated statement of cash flows. The remainder of the purchase financed by the note payable to SEI is considered non-cash investing and financing activity in the first quarter of 2010. As discussed in Note 10, during the second quarter of 2010, 3M recorded a financed liability of 1.7 billion Japanese yen (approximately $18 million based on applicable exchange rates at that time), which is also considered a non-cash investing and financing activity.

Cash Flows from Financing Activities:

Years ended December 31 (Millions)	2010	2009	2008
Change in short-term debt — net	**$ (24)**	$ (536)	$ 361
Repayment of debt (maturities greater than 90 days)	**(556)**	(519)	(1,080)
Proceeds from debt (maturities greater than 90 days)	**108**	41	1,756
Total cash change in debt	**$ (472)**	$ (1,014)	$ 1,037
Purchases of treasury stock	**(854)**	(17)	(1,631)
Reissuances of treasury stock	**666**	431	289
Dividends paid to shareholders	**(1,500)**	(1,431)	(1,398)
Excess tax benefits from stock-based compensation	**53**	14	21
Distributions to noncontrolling interests and other — net	**(14)**	3	(84)
Net cash used in financing activities	**$ (2,121)**	$ (2,014)	$ (1,766)

Total debt at December 31, 2010 was $5.5 billion, compared to $5.7 billion at year-end 2009 and $6.7 billion at year-end 2008. Debt was higher at year-end 2008 as the result of a strategy to build and maintain a cash buffer in the U.S. given the difficult market environment at that point in time. Total debt was 25 percent of total capital (total capital is defined as debt plus equity) at year-end 2010, compared with 30 percent at year-end 2009, and 39 percent at year-end 2008. The net change in short-term debt is typically due to commercial paper activity. In 2010, major items in repayment of debt (maturities greater than 90 days) included repayment of $350 million in Dealer Remarketable Securities, which matured in December 2010, and repayment of a portion of debt related to the 5.8 billion Japanese Yen installment paid on September 30, 2010 (refer to Notes 6 and 10 for more detail). In addition, approximately $105 million in acquired debt related to 2010 acquisitions was subsequently repaid. In 2009, repayment of debt (maturities greater than 90 days) includes a $400 million medium-term note that matured in November 2009 and also includes repayments of commercial paper. In 2008, the repayment of debt for maturities greater than 90 days primarily represents debt acquired upon the acquisition of Aearo that was immediately repaid and repayment of commercial paper with maturities greater than 90 days. In 2010, proceeds from debt primarily include a 100.5 million Canadian Dollar loan. In 2008, proceeds from debt primarily include a five-year, $850 million, fixed rate note issued in August 2008 with a coupon rate of 4.375%, and a three-year, $800 million, fixed rate note issued in October 2008 with a coupon rate of 4.5% (refer to Note 10 for more information).

Repurchases of common stock are made to support the Company's stock-based employee compensation plans and for other corporate purposes. In February 2011, 3M's Board of Directors authorized the repurchase of up to $7.0 billion of 3M's outstanding common stock, replacing the Company's existing repurchase program. This authorization has no pre-established end date. In 2010, the Company purchased $854 million in shares, while in 2009 purchases were minimal as the Company had no broker purchases of treasury stock. In 2008, the Company purchased $1.6 billion in shares. For more information, refer to the table titled "Issuer Purchases of Equity Securities" in Part II, Item 5.

Cash dividends paid to shareholders totaled $1.5 billion ($2.10 per share) in 2010, $1.431 billion ($2.04 per share) in 2009 and $1.398 billion ($2.00 per share) in 2008. 3M has paid dividends since 1916. In February 2011, the Board of Directors increased the quarterly dividend on 3M common stock by 4.8 percent to 55 cents per share, equivalent to an annual dividend of $2.20 per share. This marked the 53rd consecutive year of dividend increases. Other cash flows from financing activities primarily include distributions to noncontrolling interests, excess tax benefits from stock-based compensation, changes in cash overdraft balances, and principal payments for capital leases.

Off-Balance Sheet Arrangements and Contractual Obligations:

As of December 31, 2010, the Company has not utilized special purpose entities to facilitate off-balance sheet financing arrangements. Refer to the section entitled "Warranties/Guarantees" in Note 14 for discussion of accrued product warranty liabilities and guarantees.

In addition to guarantees, 3M, in the normal course of business, periodically enters into agreements that require the Company to indemnify either major customers or suppliers for specific risks, such as claims for injury or property damage arising out of the use of 3M products or the negligence of 3M personnel, or claims alleging that 3M products infringe third-party patents or other intellectual property. While 3M's maximum exposure under these indemnification provisions cannot be estimated, these indemnifications are not expected to have a material impact on the Company's consolidated results of operations or financial condition.

A summary of the Company's significant contractual obligations as of December 31, 2010, follows:

Contractual Obligations

		Payments due by year					
(Millions)	Total	2011	2012	2013	2014	2015	After 2015
Long-term debt, including current portion (Note 10)	$ 5,368	$ 1,185	$ 752	$ 922	$ 1,413	$ —	$ 1,096
Interest on long-term debt	1,909	207	181	156	119	64	1,182
Operating leases (Note 14)	442	139	104	69	41	25	64
Capital leases (Note 14)	111	17	18	18	17	4	37
Unconditional purchase obligations and other	1,238	890	152	89	44	22	41
Total contractual cash obligations	$ 9,068	$ 2,438	$ 1,207	$ 1,254	$ 1,634	$ 115	$ 2,420

Long-term debt payments due in 2011 include $160 million of floating rate notes. The floating rate notes are classified as current portion of long-term debt as the result of put provisions associated with these debt instruments. Additionally, payments due in 2012 include the $226 million carrying amount of Convertible Notes, and payments due in 2013 include $73 million of floating rate notes, as a result of put provisions.

Unconditional purchase obligations are defined as an agreement to purchase goods or services that is enforceable and legally binding on the Company. Included in the unconditional purchase obligations category above are certain obligations related to take or pay contracts, capital commitments, service agreements and utilities. These estimates include both unconditional purchase obligations with terms in excess of one year and normal ongoing purchase obligations with terms of less than one year. Many of these commitments relate to take or pay contracts, in which 3M guarantees payment to ensure availability of products or services that are sold to customers. The Company expects to receive consideration (products or services) for these unconditional purchase obligations. Contractual capital commitments are included in the preceding table, but these commitments represent a small part of the Company's expected capital spending in 2011 and beyond. The purchase obligation amounts do not represent the entire anticipated purchases in the future, but represent only those items for which the Company is contractually obligated. The majority of 3M's products and services are purchased as needed, with no unconditional commitment. For this reason, these amounts will not provide a reliable indicator of the Company's expected future cash outflows on a stand-alone basis.

Other obligations, included in the preceding table within the caption entitled "Unconditional purchase obligations and other," include the current portion of the liability for uncertain tax positions under ASC 740. The Company is not able to reasonably estimate the timing of the long-term payments or the amount by which the liability will increase or decrease over time; therefore, the long-term portion of the net tax liability of $352 million is excluded from the preceding table. Refer to Note 8 for further details.

As discussed in Note 11, the Company does not have a required minimum pension contribution obligation for its U.S. plans in 2011 and Company contributions to its U.S. and international pension plans are expected to be largely discretionary in 2011 and future years; therefore, amounts related to these plans are not included in the preceding table.

FINANCIAL INSTRUMENTS

The Company enters into contractual derivative arrangements in the ordinary course of business to manage foreign currency exposure, interest rate risks and commodity price risks. A financial risk management committee, composed of senior management, provides oversight for risk management and derivative activities. This committee determines the Company's financial risk policies and objectives, and provides guidelines for derivative instrument utilization. This committee also establishes procedures for control and valuation, risk analysis, counterparty credit approval, and ongoing monitoring and reporting.

The Company enters into foreign exchange forward contracts, options and swaps to hedge against the effect of exchange rate fluctuations on cash flows denominated in foreign currencies and certain intercompany financing transactions. The Company manages interest rate risks using a mix of fixed and floating rate debt. To help manage borrowing costs, the Company may enter into interest rate swaps. Under these arrangements, the Company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. The Company manages commodity price risks through negotiated supply contracts, price protection agreements and forward physical contracts.

A Monte Carlo simulation technique was used to test the Company's exposure to changes in currency and interest rates and assess the risk of loss or benefit in after-tax earnings of financial instruments, derivatives and underlying exposures outstanding at December 31, 2010. The model (third-party bank dataset) used a 95 percent confidence level over a 12-month time horizon. The model used analyzed 18 currencies, interest rates related to three currencies, and five commodities, but does not purport to represent what actually will be experienced by the Company. This model does not include certain hedge transactions, because the Company believes their inclusion would not materially impact the results. Foreign exchange rate risk of loss or benefit increased in 2010, primarily due to increases in exposures, which is one of the key drivers in the valuation model. Interest rate volatility decreased in 2010 because interest rates are currently very low and are projected to remain low, based on forward rates. The following table summarizes the possible adverse and positive impacts to after-tax earnings related to these exposures.

	Adverse impact on after-tax earnings		Positive impact on after-tax earnings	
(Millions)	**2010**	**2009**	**2010**	**2009**
Foreign exchange rates	**$ (108)**	$ (81)	**$ 120**	$ 91
Interest rates	**(4)**	(11)	**4**	4
Commodity rates	**(15)**	(20)	**12**	13

The global exposures related to purchased components and materials are such that a 1 percent price change would result in a pre-tax cost or savings of approximately $62 million per year. The global energy exposure is such that a 10 percent price change would result in a pre-tax cost or savings of approximately $38 million per year. Derivative instruments are used to hedge approximately 1 percent of the purchased components and materials exposure and are used to hedge approximately 10 percent of this energy exposure.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

In the context of Item 7A, market risk refers to the risk of loss arising from adverse changes in financial and derivative instrument market rates and prices, such as fluctuations in interest rates and foreign currency exchange rates. The Company discusses risk management in various places throughout this document, including discussions in Item 7 concerning Financial Condition and Liquidity, and Financial Instruments, and in the Notes to Consolidated Financial Statements (Long-Term Debt and Short-Term Borrowings, Derivatives, Fair Value Measurements, and the Derivatives and Hedging Activities accounting policy). All derivative activity is governed by written policies, and a value-at-risk analysis is provided for these derivatives. The Company does not have leveraged derivative positions. However, the Company does have contingently convertible debt that, if conditions for conversion are met, is convertible into shares of 3M common stock (refer to Note 10 in this document).

Item 8. Financial Statements and Supplementary Data.

Index to Financial Statements

	Beginning page
Management's Responsibility for Financial Reporting	42
Management's Report on Internal Control Over Financial Reporting	42
Report of Independent Registered Public Accounting Firm	43
Consolidated Statement of Income for the years ended December 31, 2010, 2009 and 2008	44
Consolidated Balance Sheet at December 31, 2010 and 2009	45
Consolidated Statement of Changes in Equity and Comprehensive Income for the years ended December 31, 2010, 2009 and 2008	46
Consolidated Statement of Cash Flows for the years ended December 31, 2010, 2009 and 2008	48
Notes to Consolidated Financial Statements	49
Note 1. Significant Accounting Policies	49
Note 2. Acquisitions and Divestitures	56
Note 3. Goodwill and Intangible Assets	60
Note 4. Restructuring Actions and Exit Activities	62
Note 5. Supplemental Balance Sheet Information	64
Note 6. Supplemental Equity and Comprehensive Income Information	65
Note 7. Supplemental Cash Flow Information	67
Note 8. Income Taxes	68
Note 9. Marketable Securities	71
Note 10. Long-Term Debt and Short-Term Borrowings	73
Note 11. Pension and Postretirement Benefit Plans	76
Note 12. Derivatives	91
Note 13. Fair Value Measurements	95
Note 14. Commitments and Contingencies	100
Note 15. Employee Savings and Stock Ownership Plans	110
Note 16. Stock-Based Compensation	111
Note 17. Business Segments	114
Note 18. Geographic Areas	117
Note 19. Quarterly Data (Unaudited)	117

Management's Responsibility for Financial Reporting

Management is responsible for the integrity and objectivity of the financial information included in this report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Where necessary, the financial statements reflect estimates based on management's judgment.

Management has established and maintains a system of internal accounting and other controls for the Company and its subsidiaries. This system and its established accounting procedures and related controls are designed to provide reasonable assurance that assets are safeguarded, that the books and records properly reflect all transactions, that policies and procedures are implemented by qualified personnel, and that published financial statements are properly prepared and fairly presented. The Company's system of internal control is supported by widely communicated written policies, including business conduct policies, which are designed to require all employees to maintain high ethical standards in the conduct of Company affairs. Internal auditors continually review the accounting and control system.

3M Company

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an assessment of the Company's internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework*. Based on the assessment, management concluded that, as of December 31, 2010, the Company's internal control over financial reporting is effective.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2010 excluded Cogent Inc., Arizant Inc. and Attenti Holdings S.A., which were all acquired by the Company in the fourth quarter of 2010 in purchase business combinations. Total assets and total net sales recorded by the Company related to these acquisitions, in the aggregate, represented less than 10 percent of consolidated total assets and less than 1 percent of consolidated net sales of the Company, respectively, as of and for the year ended December 31, 2010. Companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company under guidelines established by the Securities and Exchange Commission.

The Company's internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2010.

3M Company

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of 3M Company

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of 3M Company and its subsidiaries (the "Company") at December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control Over Financial Reporting, management has excluded Cogent Inc., Arizant Inc. and Attenti Holdings S.A. from its assessment of internal control over financial reporting as of December 31, 2010 because they were acquired by the Company in purchase business combinations during 2010. We have also excluded Cogent Inc., Arizant Inc. and Attenti Holdings S.A. from our audit of internal control over financial reporting. Cogent Inc., Arizant Inc. and Attenti Holdings S.A. are wholly-owned subsidiaries of the Company whose total assets and total net sales, in the aggregate, represent less than 10 percent and less than 1 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2010.

/s/ PricewaterhouseCoopers LLP
Minneapolis, MN
February 16, 2011

Consolidated Statement of Income
3M Company and Subsidiaries
Years ended December 31

(Millions, except per share amounts)	2010	2009	2008
Net sales	$ 26,662	$ 23,123	$ 25,269
Operating expenses			
Cost of sales	13,831	12,109	13,379
Selling, general and administrative expenses	5,479	4,907	5,245
Research, development and related expenses	1,434	1,293	1,404
Loss from sale of businesses	—	—	23
Total operating expenses	20,744	18,309	20,051
Operating income	5,918	4,814	5,218
Interest expense and income			
Interest expense	201	219	215
Interest income	(38)	(37)	(105)
Total interest expense (income)	163	182	110
Income before income taxes	5,755	4,632	5,108
Provision for income taxes	1,592	1,388	1,588
Net income including noncontrolling interest	$ 4,163	$ 3,244	$ 3,520
Less: Net income attributable to noncontrolling interest	78	51	60
Net income attributable to 3M	$ 4,085	$ 3,193	$ 3,460
Weighted average 3M common shares outstanding — basic	713.7	700.5	699.2
Earnings per share attributable to 3M common shareholders — basic	$ 5.72	$ 4.56	$ 4.95
Weighted average 3M common shares outstanding — diluted	725.5	706.7	707.2
Earnings per share attributable to 3M common shareholders — diluted	$ 5.63	$ 4.52	$ 4.89
Cash dividends paid per 3M common share	$ 2.10	$ 2.04	$ 2.00

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

Consolidated Balance Sheet
3M Company and Subsidiaries
At December 31

(Dollars in millions, except per share amount)	2010	2009
Assets		
Current assets		
Cash and cash equivalents	$ 3,377	$ 3,040
Marketable securities — current	1,101	744
Accounts receivable — net of allowances of $98 and $109	3,615	3,250
Inventories		
Finished goods	1,476	1,255
Work in process	950	815
Raw materials and supplies	729	569
Total inventories	3,155	2,639
Other current assets	967	1,122
Total current assets	12,215	10,795
Marketable securities — non-current	540	825
Investments	146	103
Property, plant and equipment	20,253	19,440
Less: Accumulated depreciation	(12,974)	(12,440)
Property, plant and equipment — net	7,279	7,000
Goodwill	6,820	5,832
Intangible assets — net	1,820	1,342
Prepaid pension benefits	74	78
Other assets	1,262	1,275
Total assets	$ 30,156	$ 27,250
Liabilities		
Current liabilities		
Short-term borrowings and current portion of long-term debt	$ 1,269	$ 613
Accounts payable	1,662	1,453
Accrued payroll	778	680
Accrued income taxes	358	252
Other current liabilities	2,022	1,899
Total current liabilities	6,089	4,897
Long-term debt	4,183	5,097
Pension and postretirement benefits	2,013	2,227
Other liabilities	1,854	1,727
Total liabilities	$ 14,139	$ 13,948
Commitments and contingencies (Note 14)		
Equity		
3M Company shareholders' equity:		
Common stock, par value $.01 per share	$ 9	$ 9
Shares outstanding — 2010: 711,977,608		
Shares outstanding — 2009: 710,599,119		
Additional paid-in capital	3,468	3,153
Retained earnings	25,995	23,753
Treasury stock	(10,266)	(10,397)
Accumulated other comprehensive income (loss)	(3,543)	(3,754)
Total 3M Company shareholders' equity	15,663	12,764
Noncontrolling interest	354	538
Total equity	$ 16,017	$ 13,302
Total liabilities and equity	$ 30,156	$ 27,250

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

Consolidated Statement of Changes in Equity and Comprehensive Income
3M Company and Subsidiaries
Years Ended December 31

Consolidated Statement of Changes in Equity

		3M Company Shareholders					
(Millions)	Total	Common Stock and Additional Paid-in Capital	Retained Earnings	Treasury Stock	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest
Balance at December 31, 2007	**$ 12,072**	**$ 2,798**	**$ 20,295**	**$ (10,520)**	**$ (79)**	**$ (747)**	**$ 325**
Net income	3,520		3,460				60
Cumulative translation adjustment	(806)					(888)	82
Defined benefit pension and postretirement plans adjustment	(2,092)					(2,072)	(20)
Debt and equity securities — unrealized gain (loss)	(11)					(11)	—
Cash flow hedging instruments — unrealized gain (loss)	72					72	—
Total comprehensive income	683						
Dividends paid ($2.00 per share)	(1,421)		(1,398)				(23)
Amortization of unearned compensation	39				39		
Stock-based compensation, net of tax impacts	217	217					
Reacquired stock	(1,603)			(1,603)			
Issuances pursuant to stock option and benefit plans	317		(130)	447			
Balance at December 31, 2008	**$ 10,304**	**$ 3,015**	**$ 22,227**	**$ (11,676)**	**$ (40)**	**$ (3,646)**	**$ 424**
Net income	3,244		3,193				51
Cumulative translation adjustment	273					286	(13)
Defined benefit pension and postretirement plans adjustment	(314)					(309)	(5)
Debt and equity securities — unrealized gain (loss)	10					10	—
Cash flow hedging instruments — unrealized gain (loss)	(80)					(80)	—
Total comprehensive income	3,133						
Dividends paid ($2.04 per share)	(1,431)		(1,431)				
Transfer to noncontrolling interest	—	(66)				(15)	81
Amortization of unearned compensation	40				40		
Stock-based compensation, net of tax impacts	213	213					
Reacquired stock	(17)			(17)			
Issuances pursuant to stock option and benefit plans	1,060		(236)	1,296			
Balance at December 31, 2009	**$ 13,302**	**$ 3,162**	**$ 23,753**	**$ (10,397)**	**$ —**	**$ (3,754)**	**$ 538**

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

Consolidated Statement of Changes in Equity (continued)

		3M Company Shareholders				
(Millions)	Total	Common Stock and Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest
Balance at December 31, 2009	$ 13,302	$ 3,162	$ 23,753	$ (10,397)	$ (3,754)	$ 538
Net income	4,163		4,085			78
Cumulative translation adjustment	244				205	39
Defined benefit pension and postretirement plans adjustment	(42)				(40)	(2)
Debt and equity securities — unrealized gain (loss)	3				3	—
Cash flow hedging instruments — unrealized gain (loss)	4				4	—
Total comprehensive income	4,372					
Dividends paid ($2.10 per share)	(1,500)		(1,500)			
Purchase of subsidiary shares and transfers from noncontrolling interest	(256)	4			39	(299)
Stock-based compensation, net of tax impacts	311	311				
Reacquired stock	(880)			(880)		
Issuances pursuant to stock option and benefit plans	668		(343)	1,011		
Balance at December 31, 2010	$ 16,017	$ 3,477	$ 25,995	$ (10,266)	$ (3,543)	$ 354

Supplemental share information	2010	2009	2008
Treasury stock			
Beginning balance	233,433,937	250,489,769	234,877,025
Reacquired stock	10,572,666	254,419	21,424,003
Issuances pursuant to stock options and benefit plans	(11,951,155)	(17,310,251)	(5,811,259)
Ending balance	232,055,448	233,433,937	250,489,769

Consolidated Statement of Comprehensive Income (Loss)

(Millions)	2010	2009	2008
Net income including noncontrolling interest	$ 4,163	$ 3,244	$ 3,520
Other comprehensive income, net of tax:			
Cumulative translation adjustment	244	273	(806)
Defined benefit pension and postretirement plans adjustment	(42)	(314)	(2,092)
Debt and equity securities, unrealized gain (loss)	3	10	(11)
Cash flow hedging instruments, unrealized gain (loss)	4	(80)	72
Total other comprehensive income (loss), net of tax	209	(111)	(2,837)
Comprehensive income (loss) including noncontrolling interest	4,372	3,133	683
Comprehensive (income) loss attributable to noncontrolling interest	(115)	(33)	(122)
Comprehensive income (loss) attributable to 3M	$ 4,257	$ 3,100	$ 561

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

Consolidated Statement of Cash Flows
3M Company and Subsidiaries
Years ended December 31

(Millions)	2010	2009	2008
Cash Flows from Operating Activities			
Net income including noncontrolling interest	$ 4,163	$ 3,244	$ 3,520
Adjustments to reconcile net income including noncontrolling interest to net cash provided by operating activities			
Depreciation and amortization	1,120	1,157	1,153
Company pension and postretirement contributions	(618)	(792)	(474)
Company pension and postretirement expense	322	223	105
Stock-based compensation expense	274	217	202
Loss from sale of businesses	—	—	23
Deferred income taxes	(170)	701	99
Excess tax benefits from stock-based compensation	(53)	(14)	(21)
Changes in assets and liabilities			
Accounts receivable	(189)	55	197
Inventories	(404)	453	(127)
Accounts payable	146	109	(224)
Accrued income taxes (current and long-term)	255	(147)	(143)
Product and other insurance receivables and claims	49	64	153
Other — net	279	(329)	70
Net cash provided by operating activities	5,174	4,941	4,533
Cash Flows from Investing Activities			
Purchases of property, plant and equipment (PP&E)	(1,091)	(903)	(1,471)
Proceeds from sale of PP&E and other assets	25	74	87
Acquisitions, net of cash acquired	(1,830)	(69)	(1,394)
Purchases of marketable securities and investments	(3,287)	(2,240)	(2,211)
Proceeds from sale of marketable securities and investments	1,995	718	1,810
Proceeds from maturities of marketable securities	1,565	683	692
Proceeds from sale of businesses	—	5	88
Other investing	(66)	—	—
Net cash used in investing activities	(2,689)	(1,732)	(2,399)
Cash Flows from Financing Activities			
Change in short-term debt — net	(24)	(536)	361
Repayment of debt (maturities greater than 90 days)	(556)	(519)	(1,080)
Proceeds from debt (maturities greater than 90 days)	108	41	1,756
Purchases of treasury stock	(854)	(17)	(1,631)
Reissuances of treasury stock	666	431	289
Dividends paid to shareholders	(1,500)	(1,431)	(1,398)
Distributions to noncontrolling interests	—	—	(23)
Excess tax benefits from stock-based compensation	53	14	21
Other — net	(14)	3	(61)
Net cash used in financing activities	(2,121)	(2,014)	(1,766)
Effect of exchange rate changes on cash and cash equivalents	(27)	(4)	(415)
Net increase/(decrease) in cash and cash equivalents	337	1,191	(47)
Cash and cash equivalents at beginning of year	3,040	1,849	1,896
Cash and cash equivalents at end of year	$ 3,377	$ 3,040	$ 1,849

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

Notes to Consolidated Financial Statements

NOTE 1. Significant Accounting Policies

Consolidation: 3M is a diversified global manufacturer, technology innovator and marketer of a wide variety of products. All significant subsidiaries are consolidated. All significant intercompany transactions are eliminated. As used herein, the term "3M" or "Company" refers to 3M Company and subsidiaries unless the context indicates otherwise.

Foreign currency translation: Local currencies generally are considered the functional currencies outside the United States. Assets and liabilities for operations in local-currency environments are translated at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Cumulative translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in shareholders' equity.

While 3M generally considers local currencies as the functional currencies outside the United States, under Accounting Standards Codification (ASC) 830, *Foreign Currency Matters*, the reporting currency of a foreign entity's parent is assumed to be that entity's functional currency when the economic environment of a foreign entity is highly inflationary—generally when its cumulative inflation is approximately 100 percent or more for the three years that precede the beginning of a reporting period. 3M has a subsidiary in Venezuela with operating income representing less than 1.0 percent of 3M's consolidated operating income for 2010. 3M determined that the cumulative inflation rate of Venezuela in November 2009 exceeded 100 percent. Accordingly, the financial statements of the Venezuelan subsidiary were remeasured as if its functional currency were that of its parent beginning January 1, 2010.

Regulations in Venezuela require the purchase and sale of foreign currency to be made at official rates of exchange that are fixed from time to time by the Venezuelan government. Certain laws in the country, however, provided an exemption for the purchase and sale of certain securities and resulted in an indirect "parallel" market through which companies obtained foreign currency without having to purchase it from Venezuela's Commission for the Administration of Foreign Exchange (CADIVI). In May 2010, the Venezuelan government took control of the previously freely-traded parallel market. The government-controlled rate that emerged under the new Transaction System for Foreign Currency Denominated Securities (SITME) is not as unfavorable as the previous parallel rate in comparison to the official rates. As previously disclosed, as of December 31, 2009 (prior to the change in functional currency of 3M's Venezuelan subsidiary in January 2010), 3M changed to use of the parallel exchange rate for translation of the financial statements of its Venezuelan subsidiary. Beginning January 1, 2010, as discussed above, the financial statements of the Venezuelan subsidiary are remeasured as if its functional currency were that of its parent. This remeasurement utilized the parallel rate through May 2010 and the SITME rate thereafter.

The Company continues to monitor circumstances relative to its Venezuelan subsidiary. Other factors notwithstanding, the change in functional currency of this subsidiary and associated remeasurement beginning January 1, 2010 as a result of Venezuela's economic environment decreased net sales of the Venezuelan subsidiary by approximately two-thirds in 2010 in comparison to 2009 (based on exchange rates at 2009 year-end), but did not otherwise have a material impact on operating income and 3M's consolidated results of operations.

Reclassifications: Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the current year presentation.

Use of estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents: Cash and cash equivalents consist of cash and temporary investments with maturities of three months or less when acquired.

Marketable securities: Classification of marketable securities as current or non-current is dependent upon management's intended holding period, the security's maturity date and liquidity considerations based on market conditions. If management intends to hold the securities for longer than one year as of the balance sheet date, they are classified as non-current. 3M reviews impairments associated with its marketable securities in accordance with the measurement guidance provided by ASC 320, *Investments-Debt and Equity Securities*, when determining the classification of the impairment as "temporary" or "other-than-temporary". A temporary impairment charge results in an unrealized loss being recorded in the other comprehensive income component of shareholders' equity. Such an unrealized loss does not reduce net income for the applicable accounting period because the loss is not viewed as other-than-temporary. The factors evaluated to differentiate between temporary and other-than-temporary include the projected future cash flows, credit ratings actions, and assessment of the credit quality of the underlying collateral, as well as other factors.

Investments: Investments primarily include equity and cost method investments, available-for-sale equity investments and real estate not used in the business. Available-for-sale investments are recorded at fair value. Unrealized gains and losses relating to investments classified as available-for-sale are recorded as a component of accumulated other comprehensive income (loss) in shareholders' equity.

Other assets: Other assets include deferred income taxes, product and other insurance receivables, the cash surrender value of life insurance policies, and other long-term assets. Investments in life insurance are reported at the amount that could be realized under contract at the balance sheet date, with any changes in cash surrender value or contract value during the period accounted for as an adjustment of premiums paid. Cash outflows and inflows associated with life insurance activity are included in "Purchases of marketable securities and investments" and "Proceeds from sale of marketable securities and investments", respectively.

Inventories: Inventories are stated at the lower of cost or market, with cost generally determined on a first-in, first-out basis.

Property, plant and equipment: Property, plant and equipment, including capitalized interest and internal engineering costs, are recorded at cost. Depreciation of property, plant and equipment generally is computed using the straight-line method based on the estimated useful lives of the assets. The estimated useful lives of buildings and improvements primarily range from 10 to 40 years, with the majority in the range of 20 to 40 years. The estimated useful lives of machinery and equipment primarily range from three to 15 years, with the majority in the range of five to 10 years. Fully depreciated assets are retained in property and accumulated depreciation accounts until disposal. Upon disposal, assets and related accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to operations. Property, plant and equipment amounts are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (asset group) may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the asset's carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis.

Conditional asset retirement obligations: A liability is initially recorded at fair value for an asset retirement obligation associated with the retirement of tangible long-lived assets in the period in which it is incurred if a reasonable estimate of fair value can be made. Conditional asset retirement obligations exist for certain long-term assets of the Company. The obligation is initially measured at fair value using expected present value techniques. Over time the liabilities are accreted for the change in their present value and the initial capitalized costs are depreciated over the remaining useful lives of the related assets. The asset retirement obligation liability was $74 million and $64 million, respectively, at December 31, 2010 and 2009.

Goodwill: Goodwill is the excess of cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. Goodwill is not amortized. Goodwill is tested for impairment annually in the fourth quarter of each year, and is tested for impairment between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level, with all goodwill assigned to a reporting unit. Reporting units are one level below the business segment level, but can be combined when reporting units within the same segment have similar economic characteristics. 3M did not combine any of its reporting units for impairment testing. An impairment loss generally would be recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. The estimated fair value of a reporting unit is determined using earnings for the reporting unit multiplied by a price/earnings ratio for comparable industry groups, or by using a discounted cash flow analysis. The price/earnings ratio is adjusted, if necessary, to take into consideration the market value of the Company.

Intangible assets: Intangible assets include patents, tradenames and other intangible assets acquired from an independent party. Intangible assets with an indefinite life, namely certain tradenames, are not amortized. Intangible assets with a definite life are amortized on a straight-line basis, with useful lives ranging from one to 20 years. Indefinite-lived intangible assets are tested for impairment annually, and are tested for impairment between annual tests if an event occurs or circumstances change that would indicate that the carrying amount may be impaired. Intangible assets with a definite life are tested for impairment whenever events or circumstances indicate that the carrying amount of an asset (asset group) may not be recoverable. An impairment loss is recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flows used in determining the fair value of the asset. The amount of the impairment loss to be recorded is calculated by the excess of the asset's carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis. Costs related to internally developed intangible assets, such as patents, are expensed as incurred, primarily in "Research, development and related expenses."

Restructuring actions and exit activities: Restructuring actions and exit activities generally include significant actions involving employee-related severance charges, contract termination costs, and impairment of assets associated with such actions. Employee-related severance charges are largely based upon distributed employment policies and substantive severance plans. These charges are reflected in the quarter when the actions are probable and the amounts are estimable, which typically is when management approves the associated actions. Severance amounts for which affected employees were required to render service in order to receive benefits at their termination dates were measured at the date such benefits were communicated to the applicable employees and recognized as expense over the employees' remaining service periods. Contract termination and other charges primarily reflect costs to terminate a contract before the end of its term (measured at fair value at the time the Company provided notice to the counterparty) or costs that will continue to be incurred under the contract for its remaining term without economic benefit to the Company. Asset impairment charges related to intangible assets and property, plant and equipment reflect the excess of the assets' carrying values over their fair values.

Revenue (sales) recognition: The Company sells a wide range of products to a diversified base of customers around the world and has no material concentration of credit risk. Revenue is recognized when the risks and rewards of ownership have substantively transferred to customers. This condition normally is met when the product has been delivered or upon performance of services. The Company records estimated reductions to revenue or records expense for customer and distributor incentives, primarily comprised of rebates and free goods, at the time of the initial sale. These sales incentives are accounted for in accordance with ASC 605, *Revenue Recognition*. The estimated reductions of revenue for rebates are based on the sales terms, historical experience, trend analysis and projected market conditions in the various markets served. Since the Company serves numerous markets, the rebate programs offered vary across businesses, but the most common incentive relates to amounts paid or credited to customers for achieving defined volume levels or growth objectives. Free goods are accounted for as an expense and recorded in cost of sales. Sales, use, value-added and other excise taxes are not recognized in revenue.

The majority of 3M's sales agreements are for standard products and services with customer acceptance occurring upon delivery of the product or performance of the service. 3M also enters into agreements that contain multiple elements (such as equipment, installation and service) or non-standard terms and conditions. For multiple-element arrangements, 3M recognizes revenue for delivered elements when it has stand-alone value to the customer, the fair values of undelivered elements are known, customer acceptance of the delivered elements has occurred, and there are only customary refund or return rights related to the delivered elements. In addition to the preceding conditions, equipment revenue is not recorded until the installation has been completed if equipment acceptance is dependent upon installation, or if installation is essential to the functionality of the equipment. Installation revenues are not recorded until installation has been completed. For prepaid service contracts, sales revenue is recognized on a straight-line basis over the term of the contract, unless historical evidence indicates the costs are incurred on other than a straight-line basis. License fee revenue is recognized as earned, and no revenue is recognized until the inception of the license term. On occasion, agreements will contain milestones, or 3M will recognize revenue based on proportional performance. For these agreements, and depending on the specifics, 3M may recognize revenue upon completion of a substantive milestone, or in proportion to costs incurred to date compared with the estimate of total costs to be incurred.

Accounts receivable and allowances: Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains allowances for bad debts, cash discounts, product returns and various other items. The allowance for doubtful accounts and product returns is based on the best estimate of the amount of probable credit losses in existing accounts receivable and anticipated sales returns. The Company determines the allowances based on historical write-off experience by industry and regional economic data and historical sales returns. The Company reviews the allowance for doubtful accounts monthly. The Company does not have any significant off-balance-sheet credit exposure related to its customers.

Advertising and merchandising: These costs are charged to operations in the year incurred, and totaled $512 million in 2010, $414 million in 2009 and $468 million in 2008.

Research, development and related expenses: These costs are charged to operations in the year incurred and are shown on a separate line of the Consolidated Statement of Income. Research, development and related expenses totaled $1.434 billion in 2010, $1.293 billion in 2009 and $1.404 billion in 2008. Research and development expenses, covering basic scientific research and the application of scientific advances in the development of new and improved products and their uses, totaled $919 million in 2010, $838 million in 2009 and $851 million in 2008. Related expenses primarily include technical support provided by 3M to customers who are using existing 3M products; internally developed patent costs, which include costs and fees incurred to prepare, file, secure and maintain patents; and amortization of acquired patents.

Internal-use software: The Company capitalizes direct costs of materials and services used in the development of internal-use software. Amounts capitalized are amortized over a period of three to seven years, generally on a straight-line basis, unless another systematic and rational basis is more representative of the software's use. Amounts are reported as a component of either machinery and equipment or capital leases within property, plant and equipment.

Environmental: Environmental expenditures relating to existing conditions caused by past operations that do not contribute to current or future revenues are expensed. Reserves for liabilities related to anticipated remediation costs are recorded on an undiscounted basis when they are probable and reasonably estimable, generally no later than the completion of feasibility studies or the Company's commitment to a plan of action. Environmental expenditures for capital projects that contribute to current or future operations generally are capitalized and depreciated over their estimated useful lives.

Income taxes: The provision for income taxes is determined using the asset and liability approach. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. The Company records a valuation allowance to reduce its deferred tax assets when uncertainty regarding their realizability exists. As of December 31, 2010 and 2009, the Company recorded $128 million and $23 million, respectively, of valuation allowances. The Company follows accounting guidance related to accounting for uncertainty in income taxes to record uncertainties and judgments in the application of complex tax regulations in a multitude of jurisdictions (refer to Note 8 for additional information).

Earnings per share: The difference in the weighted average 3M shares outstanding for calculating basic and diluted earnings per share attributable to 3M common shareholders is the result of the dilution associated with the Company's stock-based compensation plans. Certain options outstanding under these stock-based compensation plans during the years 2010, 2009 and 2008 were not included in the computation of diluted earnings per share attributable to 3M common shareholders because they would not have had a dilutive effect (26.3 million average options for 2010, 54.3 million average options for 2009, 41.0 million average options for 2008). As discussed in Note 10, the conditions for conversion related to the Company's Convertible Notes have never been met. If the conditions for conversion are met, 3M may choose to pay in cash and/or common stock; however, if this occurs, the Company has the intent and ability to settle this debt security in cash. Accordingly, there was no impact on diluted earnings per share attributable to 3M common shareholders. The computations for basic and diluted earnings per share for the years ended December 31 follow:

Earnings Per Share Computations

(Amounts in millions, except per share amounts)	2010	2009	2008
Numerator:			
Net income attributable to 3M	**$ 4,085**	$ 3,193	$ 3,460
Denominator:			
Denominator for weighted average 3M common shares outstanding — basic	**713.7**	700.5	699.2
Dilution associated with the Company's stock-based compensation plans	**11.8**	6.2	8.0
Denominator for weighted average 3M common shares outstanding — diluted	**725.5**	706.7	707.2
Earnings per share attributable to 3M common shareholders — basic	**$ 5.72**	$ 4.56	$ 4.95
Earnings per share attributable to 3M common shareholders — diluted	**$ 5.63**	$ 4.52	$ 4.89

Stock-based compensation: The Company recognizes compensation expense for both its General Employees' Stock Purchase Plan (GESPP) and the Long-Term Incentive Plan (LTIP). Under applicable accounting standards, the fair value of share-based compensation is determined at the grant date and the recognition of the related expense is recorded over the period in which the share-based compensation vests. Refer to Note 16 for additional information.

Comprehensive income: Total comprehensive income and the components of accumulated other comprehensive income (loss) are presented in the Consolidated Statements of Changes in Equity and Comprehensive Income. Accumulated other comprehensive income (loss) is composed of foreign currency translation effects (including hedges of net investments in international companies), defined benefit pension and postretirement plan adjustments, unrealized gains and losses on available-for-sale debt and equity securities, and unrealized gains and losses on cash flow hedging instruments.

Derivatives and hedging activities: All derivative instruments within the scope of ASC 815, *Derivatives and Hedging*, are recorded on the balance sheet at fair value. The Company uses interest rate swaps, currency and commodity price swaps, and foreign currency forward and option contracts to manage risks generally associated with foreign exchange rate, interest rate and commodity market volatility. All hedging instruments that qualify for hedge accounting are designated and effective as hedges, in accordance with U.S. generally accepted accounting principles. If the underlying hedged transaction ceases to exist, all changes in fair value of the related derivatives that have not been settled are recognized in current earnings. Instruments that do not qualify for hedge accounting are marked to market with changes recognized in current earnings. Cash flows from derivative instruments are classified in the statement of cash flows in the same category as the cash flows from the items subject to designated hedge or undesignated (economic) hedge relationships. The Company does not hold or issue derivative financial instruments for trading purposes and is not a party to leveraged derivatives. However, the Company does have contingently convertible debt that, if conditions for conversion are met, is convertible into shares of 3M common stock (refer to Note 10 in this document).

Fair value measurements: 3M follows ASC 820, *Fair Value Measurements and Disclosures*, with respect to assets and liabilities that are measured at fair value on a recurring basis and nonrecurring basis. Under the standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The standard also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy is broken down into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Acquisitions: The Company accounts for business acquisitions in accordance with ASC 805, *Business Combinations*. This standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed in a business combination. Certain provisions of this standard prescribe, among other things, the determination of acquisition-date fair value of consideration paid in a business combination (including contingent consideration) and the exclusion of transaction and acquisition-related restructuring costs from acquisition accounting. 3M applies this standard to business combinations and adjustments to an acquired entity's deferred tax asset and liability balances occurring after December 31, 2008. Pre-2009 business combinations were accounted for under a former standard which, among other aspects, required transaction and acquisition-related restructuring costs to be included in the acquisition purchase accounting and did not require the recognition of certain contingent consideration as of the acquisition date.

New Accounting Pronouncements

In November 2008, the Financial Accountings Standards Board (FASB) ratified a standard related to certain equity method investment accounting considerations. The standard indicates, among other things, that transaction costs for an investment should be included in the cost of the equity-method investment (and not expensed) and shares subsequently issued by the equity-method investee that reduce the investor's ownership percentage should be accounted for as if the investor had sold a proportionate share of its investment, with gains or losses recorded through earnings. For 3M, the standard was effective for transactions occurring after December 31, 2008. The adoption of this standard did not have a material impact on 3M's consolidated results of operations or financial condition.

In November 2008, the FASB ratified an accounting standard related to intangible assets acquired in a business combination or asset acquisition that an entity does not intend to use or intends to hold to prevent others from obtaining access (a defensive intangible asset). Under the standard a defensive intangible asset needs to be accounted for as a separate unit of accounting and would be assigned a useful life based on the period over which the asset diminishes in value. For 3M, the standard was effective for transactions occurring after December 31, 2008. The Company considered this standard in terms of intangible assets acquired in business combinations or asset acquisitions that closed after December 31, 2008.

In April 2009, the FASB issued three accounting standards which (1) provide guidance on estimating the fair value of an asset or liability when the volume and level of activity for the asset or liability have significantly declined and identifying transactions that are not orderly, (2) modify the requirements for recognizing other-than-temporarily impaired debt securities and change the impairment model for such securities, and (3) add additional disclosure requirements with respect to fair value measurements including disclosures in interim periods. For 3M, these standards were effective beginning April 1, 2009. The Company discloses the additional required information. The other aspects of these standards did not have a material impact on 3M's consolidated results of operations or financial condition.

In June 2009, the FASB issued a new standard regarding the accounting for transfers of financial assets amending the existing guidance on transfers of financial assets to, among other things, eliminate the qualifying special-purpose entity concept, include a new unit of account definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarify and change the derecognition criteria for a transfer to be accounted for as a sale, and require significant additional disclosure. For 3M, this standard was effective for new transfers of financial assets beginning January 1, 2010. Because 3M does not have significant transfers of financial assets, the adoption of this standard did not have a material impact on 3M's consolidated results of operations or financial condition.

In June 2009, the FASB issued a new standard that revises the consolidation guidance for variable-interest entities. The modifications include the elimination of the exemption for qualifying special purpose entities, a new approach for determining who should consolidate a variable-interest entity, and changes to when it is necessary to reassess who should consolidate a variable-interest entity. For 3M, this standard was effective January 1, 2010. The adoption of this standard did not have a material impact on 3M's consolidated results of operations or financial condition.

In August 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-05, *Measuring Liabilities at Fair Value*, which provides additional guidance on how companies should measure liabilities at fair value under ASC 820. The ASU clarifies that the quoted price for an identical liability should be used. However, if such information is not available, a entity may use the quoted price of an identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities traded as assets, or another valuation technique (such as the market or income approach). The ASU also indicates that the fair value of a liability is not adjusted to reflect the impact of contractual restrictions that prevent its transfer and indicates circumstances in which quoted prices for an identical liability or quoted price for an identical liability traded as an asset may be considered level 1 fair value measurements (see Note 13 for a description of level 1 measurements). For 3M, this ASU was effective October 1, 2009. The adoption of this ASU did not have a material impact on 3M's consolidated results of operations or financial condition.

In September 2009, the FASB issued ASU No. 2009-12, *Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)*, that amends ASC 820 to provide guidance on measuring the fair value of certain alternative investments such as hedge funds, private equity funds and venture capital funds. The ASU indicates that, under certain circumstances, the fair value of such investments may be determined using net asset value (NAV) as a practical expedient, unless it is probable the investment will be sold at something other than NAV. In those situations, the practical expedient cannot be used and disclosure of the remaining actions necessary to complete the sale is required. The ASU also requires additional disclosures of the attributes of all investments within the scope of the new guidance, regardless of whether an entity used the practical expedient to measure the fair value of any of its investments. The disclosure provisions of this ASU are not applicable to an employer's disclosures about pension and other postretirement benefit plan assets. 3M does not have any significant direct investments within the scope of ASU No. 2009-12, but certain plan assets of the Company's benefit plans are valued based on NAV as indicated in Note 11. For 3M, this ASU was effective October 1, 2009. The adoption of this ASU did not have a material impact on 3M's consolidated results of operations or financial condition.

In October 2009, the FASB issued ASU No. 2009-13, *Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force*, that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements. As a result of these amendments, multiple-deliverable revenue arrangements will be separated in more circumstances than under existing U.S. GAAP. The ASU does this by establishing a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. A vendor will be required to determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis. This ASU also eliminates the residual method of allocation and will require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method, which allocates any discount in the overall arrangement proportionally to each deliverable based on its relative selling price. Expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance are also required under the ASU. The ASU does not apply to arrangements for which industry specific allocation and measurement guidance exists, such as long-term construction contracts and software transactions. For 3M, ASU No. 2009-13 is effective beginning January 1, 2011. 3M will elect to adopt the provisions of this standard prospectively to new or materially modified arrangements beginning on the effective date. The adoption of this standard is not expected to have a material impact on 3M's consolidated results of operations or financial condition.

In October 2009, the FASB issued ASU No. 2009-14, *Certain Revenue Arrangements That Include Software Elements—a consensus of the FASB Emerging Issues Task Force*, that reduces the types of transactions that fall within the current scope of software revenue recognition guidance. Existing software revenue recognition guidance requires that its provisions be applied to an entire arrangement when the sale of any products or services containing or utilizing software when the software is considered more than incidental to the product or service. As a result of the amendments included in ASU No. 2009-14, many tangible products and services that rely on software will be accounted for under the multiple-element arrangements revenue recognition guidance rather than under the software revenue recognition guidance. Under the ASU, the following components would be excluded from the scope of software revenue recognition guidance: the tangible element of the product, software products bundled with tangible products where the software components and non-software components function together to deliver the product's essential functionality, and undelivered components that relate to software that is essential to the tangible product's functionality. The ASU also provides guidance on how to allocate transaction consideration when an arrangement contains both deliverables within the scope of software revenue guidance (software deliverables) and deliverables not within the scope of that guidance (non-software deliverables). For 3M, ASU No. 2009-14 is effective beginning January 1, 2011. 3M will elect to adopt the provisions of this standard prospectively to new or materially modified arrangements beginning on the effective date. The adoption of this standard is not expected to have a material impact on 3M's consolidated results of operations or financial condition.

In January 2010, the FASB issued ASU No. 2010-6, *Improving Disclosures About Fair Value Measurements*, that amends existing disclosure requirements under ASC 820 by adding required disclosures about items transferring into and out of levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchases, sales, issuances, and settlements relative to level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. For 3M, this ASU was effective for the first quarter of 2010, except for the requirement to provide level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective beginning the first quarter of 2011. Additional disclosures required by this standard for 2010 are included in Note 13. Since this standard impacts disclosure requirements only, its adoption did not have a material impact on 3M's consolidated results of operations or financial condition.

In April 2010, the FASB issued ASU No. 2010-17, *Milestone Method of Revenue Recognition—a consensus of the FASB Emerging Issues Task Force* that recognizes the milestone method as an acceptable revenue recognition method for substantive milestones in research or development arrangements. This standard would require its provisions be met in order for an entity to recognize consideration that is contingent upon achievement of a substantive milestone as revenue in its entirety in the period in which the milestone is achieved. In addition, this ASU would require disclosure of certain information with respect to arrangements that contain milestones. For 3M this standard would be required prospectively beginning January 1, 2011. The adoption of this standard is not expected to have a material impact on 3M's consolidated results of operations or financial condition.

NOTE 2. Acquisitions and Divestitures

Acquisitions:

3M makes acquisitions of certain businesses from time to time that the Company feels align with its strategic intent with respect to, among other factors, growth markets and adjacent product lines or technologies.

The impact on the consolidated balance sheet of the purchase price allocations related to acquisitions, including adjustments relative to other acquisitions within the allocation period, follows. The allocation of purchase price related to acquisitions in the fourth quarter of 2010 is considered preliminary, largely with respect to acquired tax-related assets and liabilities.

(Millions) Asset (Liability)	2010 Acquisitions				
	Arizant Inc.	Attenti Holdings S.A.	Cogent Inc.	Other Acquisitions	2010 Total
Accounts receivable	$ 15	$ 23	$ 34	$ 21	$ 93
Inventory	36	5	17	19	77
Other current assets	3	7	31	2	43
Marketable securities	—	—	380	—	380
Property, plant, and equipment	38	9	30	29	106
Purchased intangible assets	362	90	142	69	663
Purchased goodwill	512	122	295	51	980
Accounts payable and other liabilities, net of other assets	(29)	(12)	(88)	(35)	(164)
Interest bearing debt	(31)	(21)	—	(53)	(105)
Deferred tax asset/(liability)	(141)	(16)	(47)	(21)	(225)
Net assets acquired	$ 765	$ 207	$ 794	$ 82	$ 1,848
Supplemental information:					
Cash paid	$ 776	$ 227	$ 946	$ 156	$ 2,105
Less: Cash acquired	11	20	152	92	275
Cash paid, net of cash acquired	$ 765	$ 207	$ 794	$ 64	$ 1,830
Non-cash (financed liability)	—	—	—	18	18
Net assets acquired	$ 765	$ 207	$ 794	$ 82	$ 1,848

(Millions) Asset (Liability)		2008 Acquisitions		
	2009 Acquisitions Total	Aearo Holding Corp.	Other Acquisitions	2008 Total
Accounts receivable	$ 31	$ 76	$ 70	$ 146
Inventory	10	81	89	170
Other current assets	—	7	8	15
Property, plant, and equipment	15	78	83	161
Purchased intangible assets	93	417	377	794
Purchased goodwill	(25)	798	594	1,392
Accounts payable and other liabilities, net of other assets	(21)	(200)	(104)	(304)
Interest bearing debt	(18)	(684)	(125)	(809)
Deferred tax asset/(liability)	(16)	(50)	(121)	(171)
Net assets acquired	$ 69	$ 523	$ 871	$ 1,394
Supplemental information:				
Cash paid	$ 73	$ 562	$ 897	$ 1,459
Less: Cash acquired	4	39	26	65
Cash paid, net of cash acquired	$ 69	$ 523	$ 871	$ 1,394
Non-cash	—	—	—	—
Net assets acquired	$ 69	$ 523	$ 871	$ 1,394

Goodwill resulting from business combinations is largely attributable to the existing workforce of the acquired businesses and synergies expected to arise after 3M's acquisition of these businesses. In-process research and development associated with these business combinations were not material. Pro forma information related to acquisitions was not included because the impact on the Company's consolidated results of operations was not considered to be material.

In addition to business combinations, 3M periodically acquires certain tangible and/or intangible assets and purchases interests in certain enterprises that do not otherwise qualify for accounting as business combinations. These transactions are largely reflected as additional asset purchase and investment activity.

2010 acquisitions:

During 2010, 3M completed ten business combinations. The purchase price paid for these business combinations (net of cash acquired), contingent consideration paid for pre-2009 business combinations, and the impact of other matters (net) during 2010 aggregated to $1.830 billion. In addition, the Company recorded a financed liability of 1.7 billion Japanese Yen (approximately $18 million based on acquisition date exchange rates) as non-cash investing and financing activity, which related to April 2010 acquisition of the A-One branded label business and related operations (discussed further below).

(1) In January 2010, 3M (Consumer and Office Business) purchased all of the outstanding shares of Incavas Industria de Cabos e Vassouras Ltda., a manufacturer of floor care products based in Rio Grande do Sul, Brazil.

(2) In April 2010, 3M (Consumer and Office Business) purchased a majority stake in the A-One branded label business and related operations, which is headquartered in Tokyo, Japan and has manufacturing, distribution and sales locations around Japan. The terms of this acquisition included embedded mirroring put and call options for a fixed price and five-year term with respect to the remaining minority shares. Accordingly, 3M recorded this business combination as an acquisition of all outstanding interests with a corresponding five-year financed liability of 1.7 billion Japanese Yen relative to the embedded put/call option as of the acquisition date. The Company records interest on this liability, which is recorded in other liabilities, at an annual rate of 1%.

(3) In May 2010, 3M (Health Care Business) purchased certain assets of J.R. Phoenix Ltd., a manufacturer of hand hygiene and skin care products for health care and professional use based in Kitchener, Ontario, Canada.

(4) In June 2010, 3M (Industrial and Transportation Business) purchased all of the outstanding shares of MTI PolyFab Inc., a manufacturer of thermal and acoustic insulation for the aerospace industry. MTI PolyFab Inc. is based in Mississauga, Ontario, Canada.

(5) In July 2010, 3M (Safety, Security and Protection Services Business) purchased all of the outstanding shares of Dailys Limited, a supplier of non-woven disposable protective clothing, primarily chemical protective coveralls for industrial use. Dailys Limited is based in Ellesmere Port, United Kingdom.

(6) In October 2010, 3M (Consumer and Office Business) purchased certain assets of Ross Outdoor Sports Specialties, LLC, a Colorado-based manufacturer of fly fishing equipment and accessories.

(7) In October 2010, 3M (Health Care Business) purchased all of the outstanding shares of Hangzhou ORJ Medical Instrument and Material Co., Ltd., a manufacturer of orthodontic supplies based in Hangzhou, China.

(8) In October 2010, 3M (Health Care Business) purchased all of the outstanding shares of Arizant Inc., a manufacturer of patient warming solutions designed to prevent hypothermia in surgical settings based in Eden Prairie, Minnesota.

(9) In October 2010, 3M (Safety, Security and Protection Services Business) purchased all of the outstanding shares of Attenti Holdings S.A., a Tel Aviv, Israel-based supplier of remote people-monitoring technologies used for offender-monitoring applications and to assist eldercare facilities in monitoring and enhancing the safety of patients.

(10) In October 2010, 3M (Safety, Security and Protection Services Business) acquired a controlling interest in Cogent Inc. via a tender offer, and in December 2010 completed a second-step merger for the same amount per outstanding share as the tender offer, thereby acquiring the remaining noncontrolling interest in the company. Cogent Inc., based in Pasadena, California, is a provider of finger, palm, face and iris biometric systems for governments, law enforcement agencies, and commercial enterprises. The consideration paid in the preceding table includes $248 million related to the December 2010 acquisition of the remaining noncontrolling interest in Cogent, Inc. Net assets

acquired in the Cogent Inc. transaction included $532 million of cash and marketable securities, as displayed in the preceding table.

Purchased identifiable intangible assets related to the acquisitions that closed in 2010 totaled $663 million and will be amortized on a straight-line basis over a weighted-average life of 11 years (lives ranging from 2 to 17 years). Acquired identifiable intangible assets for which significant assumed renewals or extensions of underlying arrangements impacted the determination of their useful lives were not material.

In February 2011, 3M (Industrial and Transportation Business) announced that it completed its acquisition of the tape-related assets of Alpha Beta Enterprise Co. Ltd., a leading manufacturer of box sealing tape and masking tape headquartered in Taipei, Taiwan.

In December 2010, 3M (Industrial and Transportation Business) announced that it entered into an agreement to acquire Winterthur Technologies AG (Winterthur) by way of a public tender offer. Winterthur, based in Zug, Switzerland, is a leading global supplier of precision grinding technology serving customers in the area of hard-to-grind precision applications in industrial, automotive, aircraft, and cutting tools. The proposed transaction has an aggregate value of approximately $450 million relative to all of the outstanding shares of Winterthur on a fully diluted basis. On February 11, 2011, 3M published the Definitive Interim Result of the public tender offer and waived the condition of the tendering of 67 percent of Winterthur's shares. By that date, 3M acquired through open market purchases approximately 15% of Winterthur's shares. An additional approximately 23% of Winterthur's shares have been tendered under the public tender offer. The public tender offer was extended for a period of 10 trading days from February 14, 2011 to February 25, 2011 in accordance with applicable tender offer rules. Settlement for all tendered shares will occur on March 7, 2011.

2009 acquisitions:

During 2009, 3M completed four business combinations. The purchase price paid for these business combinations (net of cash acquired) and certain acquisition costs and contingent consideration paid for pre-2009 business combinations during 2009 aggregated to $69 million.

(1) In January 2009, 3M (Safety, Security and Protection Services Business) purchased all of the outstanding shares of Alltech Solutions, a provider of water pipe rehabilitation services based in Moncton, New Brunswick, Canada.

(2) In February 2009, 3M (Industrial and Transportation Business) purchased the assets of Compac Corp.'s pressure sensitive adhesive tape business, a global leader in providing custom solutions in coating, laminating and converting flexible substrates headquartered in Hackettstown, N.J.

(3) In April 2009, 3M (Industrial and Transportation Business) purchased all of the outstanding shares of Meguiar's International, UK, a distributor of Meguiar's, Inc. products based in Daventry, United Kingdom.

(4) In July 2009, 3M (Consumer and Office Business) purchased the ACE® branded (and related brands) elastic bandage, supports and thermometer product lines, which are sold broadly through consumer channels in North America.

Purchased identifiable intangible assets related to the four acquisitions that closed in 2009 totaled $28 million. This included $20 million of identifiable intangible assets that will be amortized on a straight-line basis over a weighted-average life of eight years (lives ranging from three to 12 years) and $8 million of indefinite-lived intangible assets related to the well-recognized ACE® brand. Acquired identifiable intangible assets for which significant assumed renewals or extensions of underlying arrangements impacted the determination of their useful lives were not material.

2008 acquisitions:

During 2008, 3M completed 18 business combinations. The purchase price paid for business combinations (net of cash acquired) and certain contingent consideration paid during the twelve months ended December 31, 2008 for previous acquisitions aggregated to $1.394 billion.

The 18 business combinations are summarized as follows:

(1) In March 2008, 3M (Industrial and Transportation Business) purchased certain assets of Hitech Polymers Inc., a manufacturer of specialty thermoplastic polymers and provider of toll thermoplastic compounding services based in Hebron, Kentucky.

(2) In April 2008, 3M purchased all of the outstanding shares of Aearo Holding Corp., the parent company of Aearo Technologies Inc. (hereafter referred to as Aearo), a manufacturer of personal protection and energy absorbing products. Aearo products are primarily included in the Safety, Security and Protection Services Business, but thermal acoustics systems products are included in the Industrial and Transportation Business and products for the consumer retail portion of Aearo's business are included in the Consumer and Office Business. Cash paid, net of cash acquired, for Aearo totaled approximately $523 million and debt assumed from Aearo totaled approximately $684 million, which was immediately paid off.

(3) In April 2008, 3M (Health Care Business) purchased all of the outstanding shares of Les Entreprises Solumed Inc., a Quebec-based developer and marketer of leading-edge medical products designed to prevent infections in operating rooms and hospitals.

(4) In April 2008, 3M (Consumer and Office Business) purchased all of the outstanding shares of Kolors Kevarkian, S.A., a manufacturer of branded floor cleaning tools based in Argentina.

(5) In July 2008, 3M (Industrial and Transportation Business) purchased all of the outstanding shares of K&H Surface Technologies Pty. Ltd., an Australian-based manufacturing company specializing in a range of repair products for the professional do-it-yourself automotive refinish markets.

(6) In July 2008, 3M (Safety, Security and Protection Services Business) purchased all of the outstanding shares of Quest Technologies Inc., a manufacturer of environmental monitoring equipment, including noise, heat stress and vibration monitors that is headquartered in Oconomowoc, Wisconsin.

(7) In July 2008, 3M (Health Care Business) purchased all of the outstanding shares of IMTEC Corp., a manufacturer of dental implants and cone beam computed tomography scanning equipment for dental and medical radiology headquartered in Ardmore, Oklahoma.

(8) In August 2008, 3M (Health Care Business) purchased all of the outstanding shares of TOP-Service für Lingualtechnik GMbH, an orthodontic technology and services company based in Bad Essen, Germany offering a digital lingual orthodontic solution.

(9) In August 2008, 3M (Industrial and Transportation Business) purchased all of the outstanding shares of Polyfoam Products Inc., a structural adhesives company specializing in foam adhesives for tile roofing and other adhesive products for the building industry that is headquartered in Tomball, Texas.

(10) In August 2008, 3M (Industrial and Transportation Business) purchased all of the outstanding shares of Dedication to Detail, Inc., a Philadelphia-based manufacturer of paint finishing systems, including buffing and polishing pads.

(11) In September 2008, 3M (Industrial and Transportation Business) purchased all of the outstanding shares of Ligacon AG, a Switzerland-based manufacturer and supplier of filtration systems and filter elements for the pharmaceutical, biotech and general industrial markets.

(12) In October 2008, 3M (Industrial and Transportation Business) purchased all of the outstanding shares of EMFI S.A. and SAPO S.A.S., manufacturers of polyurethane-based structural adhesives and sealants, which are headquartered in Haguenau, France.

(13) In October 2008, 3M (Industrial and Transportation Business) purchased all of the outstanding shares of Meguiar's, Inc., a 100-year-old business that manufactures the leading Meguiar's brand of car care products for cleaning and protecting automotive surfaces, which is headquartered in Irvine, California.

(14) In November 2008, 3M (Health Care Business) purchased certain assets of Food Diagnostics AS, a provider of food diagnostics products and services for the food safety industry, which is headquartered in Oslo, Norway.

(15) In November 2008, 3M (Electro and Communications Business) purchased all of the outstanding shares of Grafoplast S.p.A, a manufacturer of wire identification systems for the wire and cable market, which is headquartered in Predosa, Italy.

(16) In December 2008, 3M (Display and Graphics Business) purchased all of the outstanding shares of Financiere Burgienne, a provider of finished license plates under the FAAB and FABRICAUTO brands in France.

(17) In December 2008, 3M (Industrial and Transportation Business) purchased all of the outstanding shares of ABRASIVOS S.A., a manufacturer of coated abrasives, headquartered in Lima, Peru.

(18) In December 2008, 3M (Consumer and Office Business) purchased certain assets of the Futuro health supports and compression hosiery product line business, headquartered in Cincinnati, OH, from Beiersdorf AG.

Purchased identifiable intangible assets totaled $794 million and will be amortized on a straight-line basis over a weighted-average life of 13 years (lives ranging from one to 19 years). Acquired patents of $40 million will be amortized over a weighted-average life of 11 years and other acquired intangibles of $696 million, primarily customer relationships and tradenames, will be amortized over a weighted-average life of 13 years. Indefinite-lived assets of $58 million were purchased in the Meguiar's acquisition detailed above, which relate to a well recognized brand name for a company that has been in existence for more than 100 years.

Divestitures:

In June 2008, 3M completed the sale of HighJump Software, a 3M Company, to Battery Ventures, a technology venture capital and private equity firm. 3M received proceeds of $85 million for this transaction and recognized, net of assets sold, transaction and other costs, a pre-tax loss of $23 million (recorded in the Safety, Security and Protection Services segment) in 2008.

NOTE 3. Goodwill and Intangible Assets

Purchased goodwill from acquisitions totaled $978 million in 2010, $1 million of which is deductible for tax purposes. Purchased goodwill from the four acquisitions that closed in 2009 totaled $15 million, $9 million of which is deductible for tax purposes. The acquisition activity in the following table also includes contingent consideration for pre-2009 acquisitions and the impacts of adjustments to the preliminary allocation of purchase price, which increased goodwill by $2 million in 2010 and reduced goodwill by $40 million in 2009. The amounts in the "Translation and other" column in the following table primarily relate to changes in foreign currency exchange rates. The goodwill balance by business segment follows:

Goodwill

(Millions)	Dec. 31, 2008 Balance	2009 acquisition activity	2009 translation and other	Dec. 31, 2009 Balance	2010 acquisition activity	2010 translation and other	Dec. 31, 2010 Balance
Industrial and Transportation	$ 1,737	$ (4)	$ 50	$ 1,783	**$ 8**	**$ 18**	**$ 1,809**
Health Care	988	5	14	1,007	**520**	**(21)**	**1,506**
Display and Graphics	1,042	(44)	(8)	990	**—**	**4**	**994**
Consumer and Office	155	11	(11)	155	**24**	**8**	**187**
Safety, Security and Protection Services	1,157	6	57	1,220	**428**	**22**	**1,670**
Electro and Communications ...	674	1	2	677	**—**	**(23)**	**654**
Total Company	$ 5,753	$ (25)	$ 104	$ 5,832	**$ 980**	**$ 8**	**$ 6,820**

Accounting standards require that goodwill be tested for impairment annually and between annual tests in certain circumstances such as a change in reporting units or the testing of recoverability of a significant asset group within a reporting unit. At 3M, reporting units generally correspond to a division.

As discussed in Note 17 to the Consolidated Financial Statements, effective in the first quarter of 2010, 3M made certain product moves between its business segments, with the resulting impact reflected in the goodwill balances by business segment above for all periods presented. For those changes that resulted in reporting unit changes, the Company applied the relative fair value method to determine the impact to reporting units. During the first quarter of 2010, the Company completed its assessment of any potential goodwill impairment for reporting units impacted by this new structure and determined that no impairment existed.

As discussed in Note 13, in June 2009, 3M tested the long lived assets grouping associated with the U.K. passport production activity of 3M's Security Systems Division for recoverability. This circumstance required the Company to also test goodwill for impairment at the reporting unit (Security Systems Division) level. 3M completed its assessment of potential goodwill impairment for this reporting unit and determined that no goodwill impairment existed as of

June 30, 2009. The Company also completed its annual goodwill impairment test in the fourth quarter of 2010 for all reporting units and determined that no impairment existed. In addition, the Company had no impairments of goodwill in prior years.

Acquired Intangible Assets

For 2010, intangible assets (excluding goodwill) acquired through business combinations increased the gross carrying amount by $663 million. Balances are also impacted by changes in foreign currency exchange rates. The gross carrying amount and accumulated amortization of acquired intangible assets as of December 31 follow:

(Millions)	2010	2009
Patents	$ 551	$ 457
Other amortizable intangible assets (primarily tradenames and customer-related intangibles)	2,016	1,528
Non-amortizable intangible assets (tradenames)	125	129
Total gross carrying amount	$ 2,692	$ 2,114
Accumulated amortization — patents	(345)	(339)
Accumulated amortization — other	(527)	(433)
Total accumulated amortization	(872)	(772)
Total intangible assets — net	$ 1,820	$ 1,342

3M has certain tradenames that are not amortized because of the long-time established name recognition in their respective industries.

Amortization expense for acquired intangible assets increased significantly in 2009 compared to 2008 due to the significant amount of acquired intangibles in 2008 (Note 2). Amortization expense for the years ended December 31 follows:

(Millions)	2010	2009	2008
Amortization expense	$ 176	$ 181	$ 122

Expected amortization expense for acquired amortizable intangible assets recorded as of December 31, 2010 follows:

(Millions)	2011	2012	2013	2014	2015	After 2015
Amortization expense	$ 208	$ 200	$ 189	$ 169	$ 157	$ 772

The preceding expected amortization expense is an estimate. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, changes in foreign currency exchange rates, impairment of intangible assets, accelerated amortization of intangible assets and other events. 3M expenses the costs incurred to renew or extend the term of intangible assets.

NOTE 4. Restructuring Actions and Exit Activities

Restructuring actions and exit activities generally include significant actions involving employee-related severance charges, contract termination costs, and impairment of assets associated with such actions. Accounting policies related to these activities are discussed in Note 1.

The following provides information, respectively, concerning the Company's 2009/2008 restructuring actions and its exit activities during 2008.

2009 and 2008 Restructuring Actions:

During the fourth quarter of 2008 and the first nine months of 2009, management approved and committed to undertake certain restructuring actions. Due to the rapid decline in global business activity in the fourth quarter of 2008 and into the first three quarters of 2009, 3M aggressively reduced its cost structure and rationalized several facilities, including manufacturing, technical and office facilities. These actions included all geographies, with particular attention in the developed areas of the world that have and are experiencing large declines in business activity, and included the following:

- During the fourth quarter of 2008, 3M announced the elimination of more than 2,400 positions. Of these employment reductions, about 31 percent were in the United States, 29 percent in Europe, 24 percent in Latin America and Canada, and 16 percent in the Asia Pacific area. These restructuring actions resulted in a fourth-quarter 2008 pre-tax charge of $229 million, with $186 million for employee-related items/benefits and other, and $43 million related to fixed asset impairments. The preceding charges were recorded in cost of sales ($84 million), selling, general and administrative expenses ($135 million), and research, development and related expenses ($10 million). Cash payments in 2008 related to this restructuring were not material.

- During the first quarter of 2009, 3M announced the elimination of approximately 1,200 positions. Of these employment reductions, about 43 percent were in the United States, 36 percent in Latin America, 16 percent in Europe and 5 percent in the Asia Pacific area. These restructuring actions resulted in a first-quarter 2009 pre-tax charge of $67 million, with $61 million for employee-related items/benefits and $6 million related to fixed asset impairments. The preceding charges were recorded in cost of sales ($17 million), selling, general and administrative expenses ($47 million), and research, development and related expenses ($3 million).

- During the second quarter of 2009, 3M announced the permanent reduction of approximately 900 positions, the majority of which were concentrated in the United States, Western Europe and Japan. In the United States, another 700 people accepted a voluntary early retirement incentive program offer, which resulted in a $21 million non-cash charge. Of these aggregate employment reductions, about 66 percent were in the United States, 17 percent in the Asia Pacific area, 14 percent in Europe and 3 percent in Latin America and Canada. These restructuring actions in total resulted in a second-quarter 2009 pre-tax charge of $116 million, with $103 million for employee-related items/benefits and $13 million related to fixed asset impairments. The preceding charges were recorded in cost of sales ($68 million), selling, general and administrative expenses ($44 million), and research, development and related expenses ($4 million).

- During the third quarter of 2009, 3M announced the elimination of approximately 200 positions, with the majority of those occurring in Western Europe and, to a lesser extent, the United States. These restructuring actions, including a non-cash charge related to a pension settlement in Japan, resulted in a third-quarter 2009 net pre-tax charge of $26 million for employee-related items/benefits and other, which is net of $7 million of adjustments to prior 2008 and 2009 restructuring actions. The preceding charges were recorded in cost of sales ($25 million) and research, development and related expenses ($1 million).

The restructuring expenses related to these actions are summarized by income statement line as follows:

(Millions)	2009	2008
Cost of sales	$ 110	$ 84
Selling, general and administrative expenses	91	135
Research, development and related expenses	8	10
Total restructuring expense	$ 209	$ 229

Components of these restructuring actions by business segment and a roll-forward of associated balances follow below. Cash payments in 2008 related to these actions were not material.

(Millions)	Employee-Related Items/ Benefits and Other	Asset Impairments	Total
Expenses incurred in 2008:			
Industrial and Transportation	$ 33	$ 7	$ 40
Health Care	37	14	51
Display and Graphics	15	9	24
Consumer and Office	17	1	18
Safety, Security and Protection Services	12	—	12
Electro and Communications	7	—	7
Corporate and Unallocated	65	12	77
Total 2008 expenses	$ 186	$ 43	$ 229
Non-cash changes in 2008	$ —	$ (43)	$ (43)
Expenses incurred in 2009:			
Industrial and Transportation	$ 84	$ 5	$ 89
Health Care	20	—	20
Display and Graphics	9	13	22
Consumer and Office	13	—	13
Safety, Security and Protection Services	16	—	16
Electro and Communications	11	—	11
Corporate and Unallocated	37	1	38
Total 2009 expenses	$ 190	$ 19	$ 209
Non-cash changes in 2009	$ (34)	$ (19)	$ (53)
Cash payments, net of adjustments, in 2009	$ (266)	$ —	$ (266)
Accrued liability balance as of December 31, 2009	$ 76	$ —	$ 76
Cash payments, net of adjustments, in 2010	$ (54)	$ —	$ (54)
Accrued liability balance as of December 31, 2010	$ 22	$ —	$ 22

The majority of the remaining employee related items and benefits are expected to be paid out in cash in 2011.

Exit Activities:

During the second and third quarters of 2008, management approved and committed to undertake certain exit activities, which resulted in a pre-tax charge of $68 million. These charges primarily related to employee-related liabilities and fixed asset impairments. During the fourth quarter of 2008, a pre-tax benefit of $10 million was recorded, which primarily related to adjustments to employee-related liabilities for second and third-quarter 2008 exit activities. In total for 2008, these actions resulted in pre-tax charges for Industrial and Transportation ($26 million); Display and Graphics ($18 million); Health Care ($9 million); Safety, Security and Protection Services ($3 million); and Corporate and Unallocated ($2 million). These charges were recorded in cost of sales ($38 million), selling, general and administrative expenses ($17 million), and research, development and related expenses ($3 million).

NOTE 5. Supplemental Balance Sheet Information

Accounts payable (included as a separate line item in the Consolidated Balance Sheet) includes drafts payable on demand of $82 million and $83 million as of December 31, 2010, and 2009, respectively. Accumulated depreciation for capital leases totaled $50 million at both December 31, 2010 and 2009. Additional supplemental balance sheet information is provided in the table that follows.

(Millions)	2010	2009
Other current assets		
Prepaid expenses and other	$ 555	$ 657
Deferred income taxes	282	330
Derivative assets-current	38	25
Product and other insurance receivables	92	110
Total other current assets	$ 967	$ 1,122
Investments		
Equity-method	$ 84	$ 73
Available-for-sale	21	11
Cost method and other	41	19
Total investments	$ 146	$ 103
Property, plant and equipment — at cost		
Land	$ 358	$ 291
Buildings and leasehold improvements	6,321	6,069
Machinery and equipment	12,769	12,296
Construction in progress	656	627
Capital leases	149	157
Gross property, plant and equipment	20,253	19,440
Accumulated depreciation	(12,974)	(12,440)
Property, plant and equipment — net	$ 7,279	$ 7,000
Other assets		
Deferred income taxes	$ 648	$ 625
Product and other insurance receivables	143	171
Cash surrender value of life insurance policies	213	202
Other	258	277
Total other assets	$ 1,262	$ 1,275
Other current liabilities		
Accrued trade payables	$ 476	$ 464
Deferred income	369	316
Derivative liabilities	87	94
Restructuring actions	22	76
Employee benefits and withholdings	167	150
Product and other claims	132	123
Property and other taxes	196	198
Pension and postretirement benefits	41	41
Deferred income taxes	26	27
Other	506	410
Total other current liabilities	$ 2,022	$ 1,899
Other liabilities		
Long term income taxes payable	$ 627	$ 611
Employee benefits	524	491
Product and other claims	324	330
Capital lease obligations	94	107
Deferred income	18	23
Deferred income taxes	198	91
Other	69	74
Total other liabilities	$ 1,854	$ 1,727

NOTE 6. Supplemental Equity and Comprehensive Income Information

Common stock ($.01 par value per share) of 3.0 billion shares is authorized, with 944,033,056 shares issued. Treasury stock is reported at cost, with 232,055,448 shares at December 31, 2010, 233,433,937 shares at December 31, 2009, and 250,489,769 shares at December 31, 2008. Preferred stock, without par value, of 10 million shares is authorized but unissued.

The components of other comprehensive income (loss) and accumulated other comprehensive income (loss) attributable to 3M follow.

Accumulated Other Comprehensive Income (Loss) Attributable to 3M

(Millions)	Dec. 31, 2010	Dec. 31, 2009
Cumulative translation adjustment	$ 374	$ 122
Defined benefit pension and postretirement plans adjustment	(3,879)	(3,831)
Debt and equity securities, unrealized gain (loss)	(6)	(9)
Cash flow hedging instruments, unrealized gain (loss)	(32)	(36)
Total accumulated other comprehensive income (loss)	$ (3,543)	$ (3,754)

Components of Comprehensive Income (Loss) Attributable to 3M
Years ended December 31

(Millions)	2010	2009	2008
Net income attributable to 3M	$ 4,085	$ 3,193	$ 3,460
Cumulative translation	213	288	(920)
Tax effect	(8)	(2)	32
Cumulative translation - net of tax	205	286	(888)
Defined benefit pension and postretirement plans adjustment	(68)	(442)	(3,258)
Tax effect	28	133	1,186
Defined benefit pension and postretirement plans adjustment - net of tax	(40)	(309)	(2,072)
Debt and equity securities, unrealized gain (loss)	5	17	(18)
Tax effect	(2)	(7)	7
Debt and equity securities, unrealized gain (loss) - net of tax	3	10	(11)
Cash flow hedging instruments, unrealized gain (loss)	6	(130)	124
Tax effect	(2)	50	(52)
Cash flow hedging instruments, unrealized gain (loss) - net of tax	4	(80)	72
Total comprehensive income (loss) attributable to 3M	$ 4,257	$ 3,100	$ 561

Reclassification adjustments are made to avoid double counting in comprehensive income items that are also recorded as part of net income. Reclassifications to earnings from accumulated other comprehensive income that related to pension and postretirement expense in the income statement were $306 million pre-tax ($197 million after-tax) in 2010, $141 million pre-tax ($92 million after-tax) in 2009, and $79 million pre-tax ($52 million after-tax) in 2008. These pension and postretirement expense pre-tax amounts are shown in the table in Note 11 as amortization of transition (asset) obligation, amortization of prior service cost (benefit) and amortization of net actuarial (gain) loss. Cash flow hedging instruments reclassifications are provided in Note 12. Reclassifications to earnings from accumulated other comprehensive income for debt and equity securities were not material for 2010, and as shown in the auction rate securities table in Note 13, primarily relate to a loss of approximately $2 million pre-tax for 2009 and a loss of approximately $6 million pre-tax for 2008. Other reclassification adjustments were not material. Income taxes are not provided for foreign translation relating to permanent investments in international subsidiaries, but tax effects within cumulative translation does include impacts from items such as net investment hedge transactions.

Purchase of Subsidiary Shares and Transfers of Ownership Interests Involving Non-Wholly Owned Subsidiaries

During the second half of 2009 and the first half of 2010, 3M effected a purchase of subsidiary shares and transfers of ownership interests to align activities in Japan and to simplify the Company's ownership structure. As a result of these activities, beginning in June 2010 the Company has a wholly owned subsidiary in the region in addition to its majority owned Sumitomo 3M Limited entity (Sumitomo 3M). Because the Company retained its controlling interest in the subsidiaries involved, these activities resulted in changes to 3M Company shareholders' equity and noncontrolling interest. These activities included the following:

- During the second half of 2009, a wholly owned subsidiary that, in turn, owned a portion of the Company's majority owned Sumitomo 3M, was transferred to another subsidiary (referred to herein as 3M HC) that was majority, rather than wholly, owned. Sumitomo 3M also owned a portion of 3M HC. As a result of the transaction, 3M's effective ownership in Sumitomo 3M was reduced from 75 percent to 71.5 percent. The transfer resulted in a decrease in 3M Company shareholders' equity and an increase in noncontrolling interest of $81 million in the second half of 2009.

- During the first quarter of 2010, majority owned 3M HC which, as a result of the transfer above owned a portion of the Company's majority owned Sumitomo 3M, transferred this interest to Sumitomo 3M. In addition, Sumitomo 3M purchased a portion of its shares held by its noncontrolling interest, Sumitomo Electric Industries, Ltd. (SEI), by paying cash of 5.8 billion Japanese Yen and entering into a note payable to SEI of 17.4 billion Japanese Yen (approximately $63 million and $188 million, respectively, based on applicable exchange rates at that time). As a result of these transactions, 3M's effective ownership in Sumitomo 3M was increased from 71.5 percent to 75 percent. The cash paid as a result of the purchase of Sumitomo 3M shares from SEI was classified as an investing activity in the consolidated statement of cash flows. The remainder of the purchase financed by the note payable to SEI was considered non-cash investing and financing activity in the first quarter of 2010. These transactions resulted in an increase in 3M Company shareholders' equity of $22 million and a decrease in noncontrolling interest of $278 million in the first quarter of 2010.

- During the second quarter of 2010, majority owned Sumitomo 3M transferred its interest in 3M HC to 3M HC. As a result of this transaction, 3M HC became wholly owned by the Company. The transfer resulted in an increase in 3M Company shareholders' equity and a decrease in noncontrolling interest of $24 million in the second quarter of 2010.

3M also acquired the remaining noncontrolling interest of a previously majority owned subsidiary for an immaterial amount during the first half of 2010. In addition, as discussed in Note 2, in October 2010 3M acquired a controlling interest in Cogent Inc. via a tender offer and in December 2010 completed a second-step merger for the same amount per outstanding share as the tender offer, thereby acquiring the remaining noncontrolling interest in Cogent Inc. The resulting October 2010 increase and December 2010 decrease in noncontrolling interest associated with the Cogent Inc. transactions are presented netting to zero with respect to the amount impacting noncontrolling interest in the consolidated statement of changes in equity. However, the December 2010 transaction resulted in an immaterial transfer from noncontrolling interest to 3M Company shareholders' equity.

The following table summarizes the effects of these transactions on equity attributable to 3M Company shareholders for the respective periods.

(Millions)	2010	2009
Net income attributable to 3M	$ 4,085	$ 3,193
Transfer from (to) noncontrolling interest	43	(81)
Change in 3M Company shareholders' equity from net income attributable to 3M and transfers from (to) noncontrolling interest	$ 4,128	$ 3,112

NOTE 7. Supplemental Cash Flow Information

(Millions)	2010	2009	2008
Cash income tax payments	**$ 1,509**	$ 834	$ 1,778
Cash interest payments	**201**	236	196
Capitalized interest	**17**	27	28

Individual amounts in the Consolidated Statement of Cash Flows exclude the impacts of acquisitions, divestitures and exchange rate impacts, which are presented separately. "Other — net" in the Consolidated Statement of Cash Flows within operating activities in 2010, 2009 and 2008 includes changes in liabilities related to 3M's restructuring actions (Note 4).

Transactions related to investing and financing activities with significant non-cash components are as follows:

- During 2010, Sumitomo 3M purchased a portion of its shares held by its noncontrolling interest, Sumitomo Electric Industries, Ltd. (SEI), by paying cash of 5.8 billion Japanese Yen and entering into a note payable to SEI of 17.4 billion Japanese Yen. The cash paid as a result of the purchase of Sumitomo 3M shares from SEI was classified as an investing activity in the consolidated statement of cash flows. The remainder of the purchase financed by the note payable to SEI was considered non-cash investing and financing activity in the first quarter of 2010. This is described in Note 6 in the section entitled "Purchase of Subsidiary Shares and Transfers of Ownership Interests Involving Non-Wholly Owned Subsidiaries".

- Also in 2010, as discussed in Note 2, the Company recorded a financed liability of 1.7 billion Japanese Yen related to the A-One acquisition.

- During 2009, 3M recorded a capital lease asset and obligation of approximately $50 million related to an IT investment with an amortization period of seven years and contributed $600 million to its U.S. defined benefit pension plan in shares of the Company's common stock.

NOTE 8. Income Taxes

Income Before Income Taxes

(Millions)	2010	2009	2008
United States	**$ 2,778**	$ 2,338	$ 2,251
International	**2,977**	2,294	2,857
Total	**$ 5,755**	$ 4,632	$ 5,108

Provision for Income Taxes

(Millions)	2010	2009	2008
Currently payable			
Federal	**$ 837**	$ 88	$ 882
State	**73**	13	14
International	**796**	586	820
Deferred			
Federal	**55**	489	(168)
State	**43**	56	34
International	**(212)**	156	6
Total	**$ 1,592**	$ 1,388	$ 1,588

Components of Deferred Tax Assets and Liabilities

(Millions)	2010	2009
Deferred tax assets:		
Accruals not currently deductible		
Employee benefit costs	**$ 99**	$ 168
Product and other claims	**148**	160
Miscellaneous accruals	**175**	180
Pension costs	**724**	852
Stock-based compensation	**501**	473
Net operating/capital loss carryforwards	**437**	59
Foreign tax credits	**281**	286
Other - net	**46**	—
Gross deferred tax assets	**2,411**	2,178
Valuation allowance	**(128)**	(23)
Total deferred tax assets	**$ 2,283**	$ 2,155
Deferred tax liabilities:		
Product and other insurance receivables	**$ (59)**	$ (80)
Accelerated depreciation	**(695)**	(571)
Intangible amortization	**(823)**	(662)
Other - net	**—**	(5)
Total deferred tax liabilities	**(1,577)**	(1,318)
Net deferred tax assets	**$ 706**	$ 837

The net deferred tax assets are included as components of Other Current Assets, Other Assets, Other Current Liabilities, and Other Liabilities within the Consolidated Balance Sheet. See Note 5 "Supplemental Balance Sheet Information" for further details.

Reconciliation of Effective Income Tax Rate

	2010	2009	2008
Statutory U.S. tax rate	**35.0%**	35.0%	35.0%
State income taxes — net of federal benefit	**1.2**	1.0	0.8
International income taxes — net	**(7.1)**	(5.3)	(4.1)
U.S. research and development credit	**(0.2)**	(0.3)	(0.5)
Reserves for tax contingencies	**(0.5)**	0.8	0.8
Restructuring actions	**—**	—	0.4
Medicare Modernization Act	**1.0**	(0.2)	(0.2)
Domestic Manufacturer's deduction	**(1.4)**	(0.5)	(0.8)
All other — net	**(0.3)**	(0.5)	(0.3)
Effective worldwide tax rate	**27.7%**	30.0%	31.1%

Under a Federal program (Medicare Modernization Act) that was established to encourage companies to provide retiree prescription drug coverage, many companies, including 3M, received a tax-advantaged subsidy. The tax advantage of the subsidy was eliminated by the Patient Protection and Affordable Care Act (H.R. 3590), including modifications included in the Health Care and Education Reconciliation Act of 2010 (collectively, the "Act'), which were enacted in March 2010. Although the elimination of this tax advantage does not take effect until 2013 under the Act, 3M was required to recognize the full accounting impact in its financial statements in the period in which the Act was signed. Because future anticipated retiree health care liabilities and related tax subsidies are already reflected in 3M's financial statements, the change in law resulted in a reduction of the value of the company's deferred tax asset related to the subsidy. This reduction in value resulted in a one-time non-cash income tax charge to 3M's earnings in 2010 of approximately $84 million, or 12 cents per diluted share.

While the preceding item increased the effective tax rate, the most significant item that decreased the effective tax rate in both 2010 and 2009 related to international taxes. In 2010, this was due primarily to the 2010 tax benefits of net operating losses partially offset by a valuation allowance resulting from the corporate alignment transactions that allowed the Company to increase its ownership of a foreign subsidiary. The transactions are described in the section of Note 6 entitled "Purchase of Subsidiary Shares and Transfers of Ownership Interest Involving Non-Wholly Owned Subsidiaries". Adjustments to income tax reserves and the Domestic Manufacturer's deduction also benefited year-on-year effective tax rates.

As of December 31, 2010, the Company had tax effected federal, state, and international operating loss carryovers of approximately $15 million, $13 million, and $409 million (before valuation allowances). The federal operating loss carryovers will expire after twenty years, the state after five to ten years, and the majority of international after seven years with the remaining international expiring in one year or with an indefinite carryover period. The Company has provided a $128 million valuation allowance against certain of these deferred tax assets based on management's determination that it is more-likely-than-not that the tax benefits related to these assets will not be realized.

The Company files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2002.

The IRS completed its field examination of the Company's U.S. federal income tax returns for the years 2005 through 2007 in the fourth quarter of 2009. The Company protested certain IRS positions within these tax years and entered into the administrative appeals process with the IRS during the first quarter of 2010. During the first quarter of 2010, the IRS completed its field examination of the Company's U.S. federal income tax return for the 2008 year. The Company protested certain IRS positions for 2008 and entered into the administrative appeals process with the IRS during the second quarter of 2010. Currently, the Company is under examination by the IRS for its U.S. federal income tax returns for the years 2009 and 2010. It is anticipated that the IRS will complete its examination of the Company for 2009 by the end of the first quarter of 2011, and for 2010 by the end of the first quarter of 2012. As of December 31, 2010, the IRS has not proposed any significant adjustments to the Company's tax positions for which the Company is not adequately reserved.

During the first quarter of 2010, the Company paid the agreed upon assessments for the 2005 tax year. During the second quarter of 2010, the Company paid the agreed upon assessments for the 2008 tax year. Payments relating to other proposed assessments arising from the 2005 through 2010 examinations may not be made until a final agreement is reached between the Company and the IRS on such assessments or upon a final resolution resulting from the administrative appeals process or judicial action. In addition to the U.S. federal examination, there is also limited audit activity in several U.S. state and foreign jurisdictions.

3M anticipates changes to the Company's uncertain tax positions due to the closing of the various audit years mentioned above. Currently, the Company is not able to reasonably estimate the amount by which the liability for unrecognized tax benefits will increase or decrease during the next 12 months as a result of the ongoing income tax authority examinations.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits (UTB) is as follows:

Federal, State and Foreign Tax

(Millions)	2010	2009	2008
Gross UTB Balance at January 1	$ **618**	$ 557	$ 680
Additions based on tax positions related to the current year	**128**	121	126
Additions for tax positions of prior years	**142**	164	98
Reductions for tax positions of prior years	**(161)**	(177)	(180)
Settlements	**(51)**	—	(101)
Reductions due to lapse of applicable statute of limitations	**(54)**	(47)	(66)
Gross UTB Balance at December 31	$ **622**	$ 618	$ 557
Net UTB impacting the effective tax rate at December 31	$ **394**	$ 425	$ 334

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate by $394 million as of December 31, 2010, $425 million as of December 31, 2009, and $334 million as of December 31, 2008. The ending net UTB results from adjusting the gross balance for items such as Federal, State, and non-U.S. deferred items, interest and penalties, and deductible taxes. The net UTB is included as components of Other Current Assets, Other Assets, and Other Liabilities within the Consolidated Balance Sheet.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense. The Company recognized in the consolidated statement of income on a gross basis approximately $9 million of benefit, $6 million of expense, and $8 million of expense in 2010, 2009, and 2008, respectively. At December 31, 2010 and December 31, 2009, accrued interest and penalties in the consolidated balance sheet on a gross basis were $52 million and $53 million, respectively. Included in these interest and penalty amounts are interest and penalties related to tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

During 2010, the Company contributed $556 million to its U.S. and international pension plans and $62 million to its postretirement plans. During 2009, the Company contributed $1.259 billion to its U.S. and international pension plans and $133 million to its postretirement plans. Of this amount, $600 million was contributed in shares of the Company's common stock to the Company's principal U.S. qualified pension plan. During 2008, the Company contributed $421 million to its U.S. and international pension plans and $53 million to its postretirement plans. The current income tax provision includes a benefit for the pension contributions; the deferred tax provision includes a cost for the related temporary difference.

As a result of certain employment commitments and capital investments made by 3M, income from manufacturing activities in China, Taiwan, Brazil, Korea, and Singapore is subject to reduced tax rates or, in some cases, is exempt from tax for years through 2010, 2011, 2013, 2014, and 2023, respectively. The income tax benefits attributable to the tax status of these subsidiaries are estimated to be $69 million (10 cents per diluted share) in 2010, $50 million (7 cents per diluted share) in 2009, and $44 million (6 cents per diluted share) in 2008.

The Company has not provided deferred taxes on unremitted earnings attributable to international companies that have been considered to be reinvested indefinitely. These earnings relate to ongoing operations and were approximately $5.6 billion as of December 31, 2010. Because of the availability of U.S. foreign tax credits, it is not practicable to determine the income tax liability that would be payable if such earnings were not indefinitely reinvested.

NOTE 9. Marketable Securities

The Company invests in agency securities, corporate securities, asset-backed securities, treasury securities and other securities. The following is a summary of amounts recorded on the Consolidated Balance Sheet for marketable securities (current and non-current).

(Millions)	Dec. 31, 2010	Dec. 31, 2009
U.S. government agency securities	$ 246	$ 326
Foreign government agency securities	52	—
Corporate debt securities	280	154
Commercial paper	55	—
U.S. treasury securities	55	—
U.S. municipal securities	20	—
Asset-backed securities:		
Automobile loan related	253	198
Credit card related	79	9
Equipment lease related	24	41
Other	8	8
Asset-backed securities total	364	256
Other securities	29	8
Current marketable securities	**$ 1,101**	$ 744
U.S. government agency securities	$ 63	$ 165
Foreign government agency securities	3	—
Corporate debt securities	192	112
U.S. treasury securities	44	94
U.S. municipal securities	3	—
Asset-backed securities:		
Automobile loan related	144	317
Credit card related	70	98
Equipment lease related	14	29
Other	—	5
Asset-backed securities total	228	449
Auction rate securities	7	5
Non-current marketable securities	**$ 540**	$ 825
Total marketable securities	**$ 1,641**	$ 1,569

Classification of marketable securities as current or non-current is dependent upon management's intended holding period, the security's maturity date and liquidity considerations based on market conditions. If management intends to hold the securities for longer than one year as of the balance sheet date, they are classified as non-current. At December 31, 2010, gross unrealized losses totaled approximately $9 million (pre-tax), while gross unrealized gains totaled approximately $5 million (pre-tax). At December 31, 2009, gross unrealized losses totaled approximately $12 million (pre-tax), while gross unrealized gains totaled approximately $3 million (pre-tax). Gross realized gains on sales or maturities of marketable securities were not material in 2010 and 2009 and totaled $5 million in 2008. Gross realized losses on sales or maturities of marketable securities were not material in 2010, totaled $3 million in 2009, and were not material in 2008. Cost of securities sold use the first in, first out (FIFO) method. Since these marketable securities are classified as available-for-sale securities, changes in fair value will flow through other comprehensive income, with amounts reclassified out of other comprehensive income into earnings upon sale or "other-than-temporary" impairment.

3M reviews impairments associated with its marketable securities in accordance with the measurement guidance provided by ASC 320, *Investments-Debt and Equity Securities*, when determining the classification of the impairment as "temporary" or "other-than-temporary". A temporary impairment charge results in an unrealized loss being recorded in the other comprehensive income component of shareholders' equity. Such an unrealized loss does not reduce net income attributable to 3M for the applicable accounting period because the loss is not viewed as other-than-temporary. The factors evaluated to differentiate between temporary and other-than-temporary include the projected future cash flows, credit ratings actions, and assessment of the credit quality of the underlying collateral, as well as other factors.

The balance at December 31, 2010 for marketable securities by contractual maturity are shown below. Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

(Millions)	Dec. 31, 2010
Due in one year or less	$ 794
Due after one year through three years	796
Due after three years through five years	17
Due after five years	34
Total marketable securities	$ 1,641

3M has a diversified marketable securities portfolio of $1.641 billion as of December 31, 2010. Within this portfolio, current and long-term asset-backed securities (estimated fair value of $592 million) are primarily comprised of interests in automobile loans and credit cards. At December 31, 2010, the asset-backed securities credit ratings were AAA or A-1+, with the exception of two securities rated AA+ with a fair market value of less than $2 million.

3M's marketable securities portfolio includes auction rate securities that represent interests in investment grade credit default swaps; however, currently these holdings comprise less than one percent of this portfolio. The estimated fair value of auction rate securities are $7 million and $5 million as of December 31, 2010 and 2009, respectively. Gross unrealized losses within accumulated other comprehensive income related to auction rate securities totaled $6 million (pre-tax) and $8 million (pre-tax) as of December 31, 2010 and 2009, respectively. As of December 31, 2010, auction rate securities associated with these balances have been in a loss position for more than 12 months. Since the second half of 2007, these auction rate securities failed to auction due to sell orders exceeding buy orders. Liquidity for these auction-rate securities is typically provided by an auction process that resets the applicable interest rate at pre-determined intervals, usually every 7, 28, 35, or 90 days. The funds associated with failed auctions will not be accessible until a successful auction occurs or a buyer is found outside of the auction process. Refer to Note 13 for a table that reconciles the beginning and ending balances of auction rate securities.

NOTE 10. Long-Term Debt and Short-Term Borrowings

The following debt tables reflect interest rates, including the effects of interest rate swaps, as of December 31, 2010. Long-term debt and short-term borrowings as of December 31 consisted of the following:

Long-Term Debt

(Millions) Description / 2010 Principal Amount	Currency/ Fixed vs. Floating	Effective Interest Rate	Final Maturity Date	2010	2009
Eurobond (775 million Euros)	Euro Fixed	4.30%	2014	**$ 1,055**	$ 898
Medium-term note ($850 million)	USD Fixed	4.42%	2013	**849**	849
Medium-term note ($800 million)	USD Floating	3.24%	2011	**806**	801
30-year bond ($750 million)	USD Fixed	5.73%	2037	**747**	747
Eurobond (250 million Euros)	Euro Floating	1.18%	2014	**357**	623
Medium-term note ($500 million)	USD Fixed	4.67%	2012	**500**	500
30-year debenture ($330 million)	USD Fixed	6.01%	2028	**349**	350
Dealer Remarketable Securities	USD Fixed	—%	2010	**—**	350
Convertible notes ($252 million)	USD Fixed	0.50%	2032	**226**	225
Japan borrowing (11.6 billion Japanese Yen)	JPY Floating	0.76%	2011	**142**	—
Canada borrowing (100.5 million Canadian Dollar)	CAD Floating	1.80%	2012	**101**	—
Floating rate note ($100 million)	USD Floating	0.00%	2041	**100**	100
Floating rate note ($60 million)	USD Floating	0.00%	2044	**60**	60
Other borrowings	Various	0.08%	2011-2040	**76**	116
Total long-term debt				**$ 5,368**	$ 5,619
Less: current portion of long-term debt				**1,185**	522
Long-term debt (excluding current portion)				**$ 4,183**	$ 5,097

Short-Term Borrowings and Current Portion of Long-Term Debt

(Millions)	Effective Interest Rate	2010	2009
Current portion of long-term debt	2.41%	**$ 1,185**	$ 522
U.S. dollar commercial paper	—	**—**	—
Other borrowings	2.47%	**84**	91
Total short-term borrowings and current portion of long-term debt		**$ 1,269**	$ 613

The following weighted-average effective interest rate table reflects the combined effects of interest rate and currency swaps at December 31, 2010 and 2009.

Weighted-Average Effective Interest Rate

At December 31	Total 2010	Total 2009
Short-term	**2.41%**	4.51%
Long-term	**4.22%**	4.04%

Maturities of long-term debt for the five years subsequent to December 31, 2010 are as follows (in millions):

2011	2012	2013	2014	2015	After 2015	Total
$ 1,185	$ 752	$ 922	$ 1,413	$ —	$ 1,096	$ 5,368

The Company's $350 million of Dealer Remarketable Securities matured in December 2010. These securities were originally issued in December 2000. Long-term debt payments due in 2011 include $160 million of floating rate notes. The floating rate notes are classified as current portion of long-term debt as the result of put provisions associated with these debt instruments. Additionally, payments due in 2012 include the $226 million carrying amount of Convertible Notes, and payments due in 2013 include $73 million of floating rate notes, as a result of put provisions.

During the first quarter of 2010, the Company entered into a floating rate note payable of 17.4 billion Japanese Yen (approximately $188 million based on applicable exchange rates at that time) in connection with the purchase of additional interest in the Company's Sumitomo 3M Limited subsidiary as discussed in Note 6. This note is due in three equal installments of 5.8 billion Japanese Yen, with one installment paid on September 30, 2010, and the remaining installments due March 30, 2011 and September 30, 2011. 11.6 billion Japanese Yen is outstanding on this obligation at year-end 2010. Interest accrues on the note based on the three-month Tokyo Interbank Offered Rate (TIBOR) plus 40 basis points.

In the fourth quarter of 2010, the Company entered into a 100.5 million Canadian Dollar loan, with four equal installments due in April 2011, July 2011, October 2011 and January 2012. At December 31, 2010, the floating interest rate on this loan was 1.8%.

Other borrowings included debt held by 3M's international companies and floating rate notes in the United States, with the long-term portion of this debt primarily composed of U.S. dollar floating rate debt.

The Company has an AA- credit rating, with a stable outlook, from Standard & Poor's and an Aa2 credit rating, with a stable outlook, from Moody's Investors Service. Under the Company's $1.5-billion five-year credit facility agreement that was effective April 30, 2007, 3M is required to maintain its EBITDA to Interest Ratio as of the end of each fiscal quarter at not less than 3.0 to 1. This is calculated (as defined in the agreement) as the ratio of consolidated total EBITDA for the four consecutive quarters then ended to total interest expense on all funded debt for the same period. At December 31, 2010, this ratio was approximately 35 to 1. At December 31, 2010, available short-term committed lines of credit, including the preceding $1.5 billion five-year credit facility, totaled approximately $1.674 billion worldwide, of which approximately $255 million was utilized in connection with normal business activities. Debt covenants do not restrict the payment of dividends.

The floating rate notes due in 2044 have an annual put feature. According to the terms, holders can require 3M to repurchase the securities at a price of 98 percent of par value each December from 2005 through 2008, at 99 percent of par value from 2009 through 2013, and at 100 percent of par value from 2014 and every anniversary thereafter until final maturity in December 2044. In December 2009 and 2008, the Company was required to repurchase an immaterial amount of principal on this bond.

The Company has a "well-known seasoned issuer" shelf registration statement, effective February 17, 2009, which registers an indeterminate amount of debt or equity securities for future sales. No securities have been issued under this shelf. The Company intends to use the proceeds from future securities sales off this shelf for general corporate purposes. In connection with a prior "well-known seasoned issuer" shelf registration, in June 2007 the Company established a $3 billion medium-term notes program. Three debt securities have been issued under this medium-term notes program. First, in December 2007, 3M issued a five-year, $500 million, fixed rate note with a coupon rate of 4.65%. Second, in August 2008, 3M issued a five-year, $850 million, fixed rate note with a coupon rate of 4.375%. Third, in October 2008, the Company issued a three-year $800 million, fixed rate note with a coupon rate of 4.50%. The Company entered into an interest rate swap to convert this $800 million note to a floating rate.

The Company also issued notes under an earlier $1.5 billion medium-term note program. In March 2007, the Company issued a 30-year, $750 million, fixed rate note with a coupon rate of 5.70%. In November 2006, 3M issued a three-year, $400 million, fixed rate note. The Company entered into an interest rate swap to convert this to a rate based on a floating LIBOR index. Both the note and related swap matured in November 2009. In December 2004, 3M issued a 40-year, $60 million floating rate note, with the rate based on a floating LIBOR index. This earlier $1.5 billion medium term note program was replaced by the $3 billion program established in June 2007.

In July 2007, 3M issued a seven year 5.0% fixed rate Eurobond for an amount of 750 million Euros (book value of approximately $1.044 billion in U.S. Dollars at December 31, 2010). Upon debt issuance in July 2007, 3M completed a fixed-to-floating interest rate swap on a notional amount of 400 million Euros as a fair value hedge of a portion of the fixed interest rate Eurobond obligation. In August 2010, the Company terminated 150 million Euros of the notional amount of this swap. As a result, the notional amount remaining after the partial termination is 250 million Euros. The termination of a portion of this swap did not impact the terms of the remaining portion. In addition, in December 2007, 3M reopened the existing seven year 5.0% fixed rate Eurobond for an additional amount of 275 million Euros (book value of approximately $368 million in U.S. Dollars at December 31, 2010). This security was issued at a premium and was subsequently consolidated with the original security on January 15, 2008.

3M may redeem its 30-year zero-coupon senior notes (the "Convertible Notes") at any time in whole or in part at the accreted conversion price; however, bondholders may convert upon notification of redemption each of the notes into 9.4602 shares of 3M common stock (which 3M would intend to payout in cash). Holders of the 30-year zero-coupon senior notes have the option to require 3M to purchase their notes at accreted value on November 21 in the years 2005, 2007, 2012, 2017, 2022 and 2027. In November 2005, 22,506 of the 639,000 in outstanding bonds were redeemed, resulting in a payout from 3M of approximately $20 million. In November 2007, an additional 364,598 outstanding bonds were redeemed resulting in a payout from 3M of approximately $322 million. These payouts reduced the Convertible Notes' face value at maturity to $252 million, which equates to a book value of approximately $226 million at December 31, 2010. As disclosed in a Form 8-K in November 2005, 3M amended the terms of these securities to pay cash at a rate of 2.40% per annum of the principal amount at maturity of the Company's Convertible Notes, which equated to 2.75% per annum of the notes' accreted value on November 21, 2005. The cash interest payments were made semiannually in arrears on May 22, 2006, November 22, 2006, May 22, 2007 and November 22, 2007 to holders of record on the 15th calendar day preceding each such interest payment date. Effective November 22, 2007, the effective interest rate reverted back to the original yield of 0.50%.

3M originally sold $639 million in aggregate face amount of these "Convertible Notes" on November 15, 2002, which are convertible into shares of 3M common stock. The gross proceeds from the offering, to be used for general corporate purposes, were $550 million ($540 million net of issuance costs). In accordance with accounting standards applicable to convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement), the Company recognized additional interest expense essentially equivalent to the portion of issuance proceeds allocated to the instrument's equity component over the period from the Convertible Notes' issuance on November 15, 2002 through November 15, 2005 (the first date holders of these Notes had the ability to put them back to 3M). Debt issuance costs were amortized on a straight-line basis over a three-year period beginning in November 2002. Debt issue costs allocated to the Notes' equity component were not material. On February 14, 2003, 3M registered these Convertible Notes in a registration statement filed with the Securities and Exchange Commission. The terms of the Convertible Notes include a yield to maturity of 0.50% and an initial conversion premium of 40 percent over the $65.00 (split-adjusted) closing price of 3M common stock on November 14, 2002. If certain conditions for conversion (relating to the closing common stock prices of 3M exceeding the conversion trigger price for specified periods) are met, holders may convert each of the 30-year zero-coupon senior notes into 9.4602 shares of 3M common stock in any calendar quarter commencing after March 31, 2003. The conversion trigger price for the fourth quarter of 2010 was $123.04 per share. If the conditions for conversion are met, and 3M elects not to settle in cash, the 30-year zero-coupon senior notes will be convertible in the aggregate into approximately 2.4 million shares of 3M common stock. The conditions for conversion related to the Company's Convertible Notes have never been met. If the conditions for conversion are met, 3M may choose to pay in cash and/or common stock; however, if this occurs, the Company has the intent and ability to settle this debt security in cash. Accordingly, there was no impact on 3M's diluted earnings per share.

NOTE 11. Pension and Postretirement Benefit Plans

3M has company-sponsored retirement plans covering substantially all U.S. employees and many employees outside the United States. In total, 3M has over 60 plans in 24 countries. Pension benefits associated with these plans generally are based on each participant's years of service, compensation, and age at retirement or termination. In addition to providing pension benefits, the Company provides certain postretirement health care and life insurance benefits for substantially all of its U.S. employees who reach retirement age while employed by the Company. Most international employees and retirees are covered by government health care programs. The cost of company-provided postretirement health care plans for international employees is not material and is combined with U.S. amounts in the tables that follow.

The Company's pension funding policy is to deposit with independent trustees amounts allowable by law. Trust funds and deposits with insurance companies are maintained to provide pension benefits to plan participants and their beneficiaries. There are no plan assets in the non-qualified plan due to its nature. For its U.S. postretirement health care and life insurance benefit plans, the Company has set aside amounts at least equal to annual benefit payments with an independent trustee.

In August 2006, the Pension Protection Act (PPA) was signed into law in the U.S. The PPA increases the funding target for defined benefit pension plans to 100% of the target liability. The PPA transition rules require a funding liability target of 92% in 2008, reaching 100% by 2011. 3M's U.S. qualified defined benefit plans are funded at the applicable transition funding liability target for 2010.

During the first quarter of 2008, the Company made modifications to its U.S. postretirement benefits plan. The changes were effective beginning January 1, 2009, and allow current retired employees and employees who retire before January 1, 2013 the option to continue on the existing postretirement plans or elect the new plans. Current employees who retire after December 31, 2012, will receive a savings account benefits-based plan. As a result of the modification to the U.S. postretirement benefits plan, the Company remeasured its U.S. plans' assets and accumulated postretirement benefit obligation (APBO) as of March 31, 2008. The impact of the plan modifications reduced the APBO by $148 million, which was partially offset by asset values being $97 million lower than on December 31, 2007. Therefore, the accrued benefit cost liability recorded on the balance sheet as of March 31, 2008, was reduced by $51 million. The remeasurement reduced the 2008 expense by $15 million. In 2009, the Company made further modifications to its U.S. postretirement benefit plan. The changes are effective beginning January 1, 2010, and limit the amount of medical inflation absorbed by the Company to three percent a year. As a result, as of the December 31, 2009 measurement date, the APBO was reduced by $168 million.

In the fourth quarter of 2010, the Company made further changes to its U.S. postretirement benefit plans. As a result of these changes, the Company will transition all current and future retirees to the savings account benefits-based plan announced in 2008. These changes become effective beginning January 1, 2013, for all Medicare eligible retirees and their Medicare eligible dependents and January 1, 2015, for all non-Medicare eligible retirees and their eligible dependents. As a result, as of the December 31, 2010 measurement date, the APBO increased by $69 million.

In the second quarter 2010, 3M's Brazilian subsidiary received approval from the government in Brazil to freeze its defined benefit pension plan. Effective March 31, 2010, participants in this subsidiary's pension plan no longer accrue additional pension benefits. As a result, the Company recorded a $22 million curtailment gain in the second quarter of 2010.

During the second quarter of 2009, the Company offered a voluntary early retirement incentive program to certain eligible participants of its U.S. pension plans who met age and years of pension service requirements. The eligible participants who accepted the offer and retired by June 1, 2009, received an enhanced pension benefit. Pension benefits were enhanced by adding one additional year of pension service and one additional year of age for certain benefit calculations. Approximately 700 participants accepted the offer and retired by June 1, 2009. As a result, the Company incurred a $21 million charge related to these special termination benefits.

During 2009, 3M Sumitomo (Japan) experienced a higher number of retirements than normal, largely due to early retirement incentive programs, which required eligible employees who elected to leave the Company to retire by September 2009. Participants in the Japan pension plan had the option of receiving cash lump sum payments when exiting the plan, which a number of participants exiting the pension plan elected to receive. In accordance with ASC 715, *Compensation — Retirement Benefits,* settlement accounting is required when the lump sum distributions in a year are greater than the sum of the annual service and interest costs. Due to the large number of lump sum payment elections in 2009, the Company incurred $17 million of settlement charges.

3M was informed during the first quarter of 2009 that the general partners of WG Trading Company, in which 3M's benefit plans hold limited partnership interests, are the subject of a criminal investigation as well as civil proceedings by the SEC and CFTC (Commodity Futures Trading Commission). As of December 31, 2010, these holdings represented less than one percent of 3M's fair value of total plan assets. The court appointed receiver has taken control of WG Trading Company and other entities controlled by its general partners, and further redemptions of limited partnership interests are restricted pending court proceedings. 3M currently believes that the resolution of these events will not have a material adverse effect on the consolidated financial position of the Company. The Company has insurance that it believes, based on what is currently known, is applicable to a portion of this potential decrease in asset value. The benefit plan trustee holdings of WG Trading Company interests have been adjusted to estimated fair market value.

Following is a reconciliation of the beginning and ending balances of the benefit obligation and the fair value of plan assets as of December 31:

	Qualified and Non-qualified Pension Benefits				Postretirement Benefits	
	United States		International			
(Millions)	2010	2009	2010	2009	2010	2009
Change in benefit obligation						
Benefit obligation at beginning of year	**$ 11,391**	$ 10,395	**$ 4,685**	$ 4,037	**$ 1,579**	$ 1,611
Acquisitions	**—**	—	**4**	—	**—**	—
Service cost	**201**	183	**105**	98	**55**	51
Interest cost	**638**	619	**241**	235	**88**	97
Participant contributions	**—**	—	**4**	4	**59**	52
Foreign exchange rate changes	**—**	—	**16**	284	**6**	14
Plan amendments	**—**	—	**(75)**	14	**69**	(168)
Actuarial (gain) loss	**760**	822	**167**	255	**125**	80
Medicare Part D Reimbursement	**—**	—	**—**	—	**13**	10
Benefit payments	**(668)**	(649)	**(194)**	(245)	**(166)**	(168)
Settlements, curtailments, special termination benefits and other	**(3)**	21	**(41)**	3	**—**	—
Benefit obligation at end of year	**$ 12,319**	$ 11,391	**$ 4,912**	$ 4,685	**$ 1,828**	$ 1,579
Change in plan assets						
Fair value of plan assets at beginning of year	**$ 10,493**	$ 9,243	**$ 3,897**	$ 3,022	**$ 1,075**	$ 929
Acquisitions	**—**	—	**4**	—	**—**	—
Actual return on plan assets	**1,463**	1,148	**360**	361	**119**	129
Company contributions	**290**	755	**266**	504	**62**	133
Participant contributions	**—**	—	**4**	4	**59**	52
Foreign exchange rate changes	**—**	—	**18**	251	**—**	—
Benefit payments	**(668)**	(649)	**(194)**	(245)	**(166)**	(168)
Settlements, curtailments, special termination benefits and other	**(3)**	(4)	**—**	—	**—**	—
Fair value of plan assets at end of year	**$ 11,575**	$ 10,493	**$ 4,355**	$ 3,897	**$ 1,149**	$ 1,075
Funded status at end of year	**$ (744)**	$ (898)	**$ (557)**	$ (788)	**$ (679)**	$ (504)

(Millions)	Qualified and Non-qualified Pension Benefits				Postretirement Benefits	
	United States		International			
	2010	2009	2010	2009	2010	2009
Amounts recognized in the Consolidated Balance Sheet as of Dec. 31,						
Non-current assets	**$ —**	$ —	**$ 74**	$ 78	**$ —**	$ —
Accrued benefit cost						
Current liabilities	**(30)**	(30)	**(7)**	(7)	**(4)**	(4)
Non-current liabilities	**(714)**	(868)	**(624)**	(859)	**(675)**	(500)
Ending balance	**$ (744)**	$ (898)	**$ (557)**	$ (788)	**$ (679)**	$ (504)
Amounts recognized in accumulated other comprehensive income as of Dec. 31,						
Net transition obligation (asset)	$ —	$ —	**$ (7)**	$ (5)	**$ —**	$ —
Net actuarial loss (gain)	**3,981**	3,975	**1,670**	1,650	**1,063**	1,059
Prior service cost (credit)	**33**	46	**(144)**	(57)	**(341)**	(504)
Ending balance	**$ 4,014**	$ 4,021	**$ 1,519**	$ 1,588	**$ 722**	$ 555

The balance of amounts recognized for international plans in accumulated other comprehensive income as of December 31 in the preceding table are presented based on the foreign currency exchange rate on that date.

The pension accumulated benefit obligation represents the actuarial present value of benefits based on employee service and compensation as of the measurement date and does not include an assumption about future compensation levels. The accumulated benefit obligation of the U.S. pension plans was $11.754 billion and $10.769 billion at December 31, 2010 and 2009, respectively. The accumulated benefit obligation of the international pension plans was $4.532 billion and $4.279 billion at December 2010 and 2009, respectively.

The following amounts relate to pension plans with accumulated benefit obligations in excess of plan assets as of December 31:

(Millions)	Qualified and Non-qualified Pension Plans			
	United States		International	
	2010	2009	2010	2009
Projected benefit obligation	**$ 443**	$ 454	**$ 1,676**	$ 3,322
Accumulated benefit obligation	**441**	448	**1,563**	3,126
Fair value of plan assets	**25**	23	**1,122**	2,526

Components of net periodic benefit cost and other supplemental information for the years ended December 31 follow:

Components of net periodic benefit cost and other amounts recognized in other comprehensive income

	Qualified and Non-qualified Pension Benefits						Postretirement Benefits		
	United States			International					
(Millions)	2010	2009	2008	2010	2009	2008	2010	2009	2008
Net periodic benefit cost (benefit)									
Service cost	**$ 201**	$ 183	$ 192	**$ 105**	$ 98	$ 120	**$ 55**	$ 51	$ 53
Interest cost	**638**	619	597	**241**	235	252	**88**	97	100
Expected return on plan assets	**(929)**	(906)	(889)	**(278)**	(260)	(305)	**(83)**	(86)	(104)
Amortization of transition (asset) obligation	**—**	—	—	**1**	3	3	**—**	—	—
Amortization of prior service cost (benefit)	**13**	16	15	**(4)**	(4)	(2)	**(94)**	(81)	(97)
Amortization of net actuarial (gain) loss	**221**	99	58	**84**	42	38	**85**	66	64
Net periodic benefit cost (benefit)	**$ 144**	$ 11	$ (27)	**$ 149**	$ 114	$ 106	**$ 51**	$ 47	$ 16
Settlements, curtailments, special termination benefits and other	**—**	26	7	**(22)**	25	3	**—**	—	—
Net periodic benefit cost (benefit) after settlements, curtailments, special termination benefits and other	**$ 144**	$ 37	$ (20)	**$ 127**	$ 139	$ 109	**$ 51**	$ 47	$ 16
Other changes in plan assets and benefit obligations recognized in other comprehensive (income) loss									
Transition (asset) obligation	**$ —**	$ —	$ —	**$ (1)**	$ (2)	$ (1)	**$ —**	$ —	$ —
Amortization of transition (asset) obligation	**—**	—	—	**(1)**	(3)	(3)	**—**	—	—
Prior service cost (benefit)	**—**	—	9	**(91)**	19	(37)	**69**	(169)	(148)
Amortization of prior service cost (benefit)	**(13)**	(16)	(15)	**4**	4	2	**94**	81	97
Net actuarial (gain) loss	**227**	585	2,337	**104**	224	622	**89**	36	385
Amortization of net actuarial (gain) loss	**(221)**	(99)	(58)	**(84)**	(42)	(38)	**(85)**	(66)	(64)
Foreign currency	**—**	—	—	**(19)**	(101)	202	**(1)**	(1)	2
Total recognized in other comprehensive (income) loss	**$ (7)**	$ 470	$ 2,273	**$ (88)**	$ 99	$ 747	**$ 166**	$ (119)	$ 272
Total recognized in net periodic benefit cost (benefit) and other comprehensive (income) loss	**$ 137**	$ 507	$ 2,253	**$ 39**	$ 238	$ 856	**$ 217**	$ (72)	$ 288

The estimated amortization from accumulated other comprehensive income into net periodic benefit cost in 2011 follows:

Amounts expected to be amortized from accumulated other comprehensive income into net periodic benefit costs over next fiscal year

	Qualified and Non-qualified Pension Benefits		Postretirement Benefits
(Millions)	United States	International	
Amortization of transition (asset) obligation	$ —	$ (1)	$ —
Amortization of prior service cost (benefit)	11	(13)	(72)
Amortization of net actuarial (gain) loss	334	112	103
Total amortization expected over the next fiscal year	$ 345	$ 98	$ 31

Other supplemental information for the years ended December 31 follows:

Weighted-average assumptions used to determine benefit obligations

	Qualified and Non-qualified Pension Benefits						Postretirement Benefits		
	United States			International					
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Discount rate	**5.23%**	5.77%	6.14%	**5.04%**	5.30%	5.53%	**5.09%**	5.62%	6.14%
Compensation rate increase	**4.00%**	4.30%	4.30%	**3.59%**	3.72%	3.50%	**N/A**	N/A	N/A

As noted above, effective January 1, 2010, the Company made modifications to its postretirement health plan to limit the amount of inflation it will cover to three percent per year; the remaining inflation will be passed on to plan participants. Also, in 2010 the Company announced that it will transition all current and future retirees to the savings account benefits-based plan announced in 2008. Therefore, the Company no longer has material exposure to health care cost inflation.

Weighted-average assumptions used to determine net cost for years ended

	Qualified and Non-qualified Pension Benefits						Postretirement Benefits		
	United States			International					
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Discount rate	**5.77%**	6.14%	6.00%	**5.30%**	5.53%	5.39%	**5.62%**	6.14%	6.00%
Expected return on assets	**8.50%**	8.50%	8.50%	**6.90%**	6.86%	7.19%	**7.30%**	7.24%	8.60%
Compensation rate increase	**4.30%**	4.30%	4.30%	**3.72%**	3.50%	3.82%	**N/A**	N/A	N/A

The Company determines the discount rate used to measure plan liabilities as of the December 31 measurement date for the U.S. pension and postretirement benefit plans, which is also the date used for the related annual measurement assumptions. The discount rate reflects the current rate at which the associated liabilities could be effectively settled at the end of the year. The Company sets its rate to reflect the yield of a portfolio of high quality, fixed-income debt instruments that would produce cash flows sufficient in timing and amount to settle projected future benefits. Using this methodology, the Company determined a discount rate of 5.23% for pension and 5.09% for postretirement benefits to be appropriate for its U.S. plans as of December 31, 2010, which is a decrease of 0.54 of a percentage point and 0.53 of a percentage point, respectively, from the rates used as of December 31, 2009. For the international pension and postretirement plans the discount rates also reflect the current rate at which the associated liabilities could be effectively settled at the end of the year. If the country has a deep market in corporate bonds the Company matches the expected cash flows from the plan either to a portfolio of bonds that generate sufficient cash flow or a notional yield curve generated from available bond information. In countries that do not have a deep market in corporate bonds, government bonds are considered with a risk premium to approximate corporate bond yields.

For the U.S. qualified pension plans, the Company's assumption for the expected return on plan assets was 8.50% in 2010. Projected returns are based primarily on broad, publicly traded equity and fixed-income indices and forward-looking estimates of active portfolio and investment management. As of December 31, 2010, the Company's 2011 expected long-term rate of return on U.S. plan assets is based on an asset allocation assumption of 37% global equities, with an expected long-term rate of return of 8.0%; 16% private equities, with an expected long-term rate of return of 12.0%; 26% fixed-income securities, with an expected long-term rate of return of 4.2%; 16% absolute return investments independent of traditional performance benchmarks, with an expected long term return of 6.0%; and 5% commodities, with an expected long-term rate of return of 5.8%. The Company expects additional positive return from active investment management. These assumptions result in an 8.50% expected rate of return on an annualized basis in 2011. The actual rate of return on plan assets in 2010 was 14.4%. In 2009 the plan earned a rate of return of 12.6% and in 2008 experienced a loss of 13.6%. The average annual actual return on the plan assets over the past 10 and 25 years has been 6.4% and 11.2%, respectively. Return on assets assumptions for international pension and other post-retirement benefit plans are calculated on a plan-by-plan basis using plan asset allocations and expected long-term rate of return assumptions.

During 2010, the Company contributed $556 million to its U.S. and international pension plans and $62 million to its postretirement plans. During 2009, the Company contributed $1.259 billion to its U.S. and international pension plans and $133 million to its postretirement plans. Of the 2009 contribution, $600 million was contributed in shares of the Company's common stock to the Company's principal U.S. qualified pension plan, which is considered a non-cash financing activity. In 2011, the Company expects to contribute an amount in the range of $400 million to $600 million to its U.S. and international retirement plans. The Company does not have a required minimum pension contribution obligation for its U.S. plans in 2011. Therefore, the amount of the anticipated discretionary contribution could vary significantly depending on the U.S. plans' funded status and the anticipated tax deductibility of the contribution. Future contributions will also depend on market conditions, interest rates and other factors.

As noted above, effective January 1, 2010, the Company made modifications to its postretirement health plan to limit the amount of inflation it will cover to three percent per year; the remaining inflation will be passed on to plan participants.

Future Pension and Postretirement Benefit Payments

The following table provides the estimated pension and postretirement benefit payments that are payable from the plans to participants, and also provides the Medicare subsidy receipts expected to be received.

	Qualified and Non-qualified Pension Benefits		Postretirement Benefits	Medicare Subsidy Receipts
(Millions)	United States	International		
2011 Benefit Payments	$ 697	$ 194	$ 130	$ 13
2012 Benefit Payments	716	204	133	14
2013 Benefit Payments	734	214	130	—
2014 Benefit Payments	754	224	139	—
2015 Benefit Payments	776	238	136	—
Following five years	4,208	1,378	751	—

Plan Asset Management

3M's investment strategy for its pension and postretirement plans is to manage the funds on a going-concern basis. The primary goal of the funds is to meet the obligations as required. The secondary goal is to earn the highest rate of return possible, without jeopardizing its primary goal, and without subjecting the Company to an undue amount of contribution rate volatility. Fund returns are used to help finance present and future obligations to the extent possible within actuarially determined funding limits and tax-determined asset limits, thus reducing the level of contributions 3M must make. The investment strategy has used long duration cash and derivative instruments to offset approximately 50 percent of the interest rate sensitivity of U.S. pension liabilities. In addition, credit risk is managed through mandates for public securities and maximum issuer limits that are established and monitored on a regular basis.

During 2009, $600 million of 3M common stock was contributed to the principal U.S. qualified pension plan. All of the 3M shares contributed to the U.S. pension plan were sold before 2009 year end by an independent fiduciary to the plan. Normally, 3M does not buy or sell any of its own stock as a direct investment for its pension and other postretirement benefit funds. However, due to external investment management of the funds, the plans may indirectly buy, sell or hold 3M stock. The aggregate amount of the shares would not be considered to be material relative to the aggregate fund percentages.

The discussion that follows references the fair value measurements of certain assets in terms of levels 1, 2 and 3. See Note 13 for descriptions of these levels.

U.S. Pension Plans Assets

In order to achieve the investment objectives in the U.S. pension plans, the investment policy includes a target strategic asset allocation. The investment policy allows some tolerance around the target in recognition that market fluctuations and illiquidity of some investments may cause the allocation to a specific asset class to stray from the target allocation, potentially for long periods of time. Acceptable ranges have been designed to allow for deviation from long-term targets and to allow for the opportunity for tactical over- and under-weights. The portfolio will normally be rebalanced when the quarter-end asset allocation deviates from acceptable ranges. The allocation is reviewed regularly by the named fiduciary of the plans.

The fair values of the assets held by the U.S. pension plans by asset class are as follows:

(Millions) Asset Class	Fair Value At Dec. 31, 2010	Fair Value Measurements Using Inputs Considered as		
		Level 1	Level 2	Level 3
Equities				
U.S. equities	$ 1,202	$ 1,190	$ 5	$ 7
Non-U.S. equities	1,244	1,244	—	—
EAFE index funds	684	—	684	—
Index funds	253	—	253	—
Long/short equity	499	—	—	499
Total Equities	$ 3,882	$ 2,434	$ 942	$ 506
Fixed Income				
U.S. government securities	$ 1,035	$ 562	$ 473	$ —
Non-U.S. government securities	289	—	289	—
Preferred and convertible securities	28	20	8	—
U.S. corporate bonds	1,042	168	874	—
Non-U.S. corporate bonds	205	—	205	—
Asset backed securities	16	—	16	—
Collateralized mortgage obligations	31	—	31	—
Private placements	279	—	135	144
Derivative instruments	(55)	(2)	(53)	—
Other	34	—	34	—
Total Fixed Income	$ 2,904	$ 748	$ 2,012	$ 144
Private Equity				
Buyouts	$ 613	$ —	$ —	$ 613
Distressed debt	376	—	—	376
Growth equity	23	4	—	19
Mezzanine	93	—	—	93
Real estate	159	—	—	159
Secondary	165	—	—	165
Other	67	—	—	67
Venture capital	583	—	—	583
Total Private Equity	$ 2,079	$ 4	$ —	$ 2,075
Absolute Return				
Hedge funds and hedge fund of funds	$ 1,201	$ —	$ 1,142	$ 59
Bank loan funds	564	—	—	564
Total Absolute Return	$ 1,765	$ —	$ 1,142	$ 623
Commodities	$ 449	$ —	$ 338	$ 111
Cash and Cash Equivalents	$ 644	$ 35	$ 609	$ —
Total	$ 11,723	$ 3,221	$ 5,043	$ 3,459
Other items to reconcile to fair value of plan assets	$ (148)			
Fair value of plan assets	$ 11,575			

(Millions) Asset Class	Fair Value At Dec. 31, 2009	Fair Value Measurements Using Inputs Considered as Level 1	Level 2	Level 3
Equities				
U.S. equities	$ 1,215	$ 1,206	$ 6	$ 3
Non-U.S. equities	1,128	1,128	—	—
EAFE index funds	633	—	633	—
Other	7	6	—	1
Total Equities	$ 2,983	$ 2,340	$ 639	$ 4
Fixed Income				
U.S. government securities	$ 891	$ 610	$ 281	$ —
Non-U.S. government securities	165	—	165	—
Preferred and convertible securities	29	20	9	—
U.S. corporate bonds	1,222	147	1,059	16
Non-U.S. corporate bonds	175	—	175	—
Asset backed securities	20	—	20	—
Collateralized mortgage obligations	56	—	56	—
Private placements	253	—	120	133
Derivative instruments	(50)	6	(56)	—
Other	36	—	—	36
Total Fixed Income	$ 2,797	$ 783	$ 1,829	$ 185
Private Equity				
Buyouts	$ 569	$ —	$ —	$ 569
Distressed debt	359	—	—	359
Growth equity	32	32	—	—
Mezzanine	102	—	—	102
Real estate	134	—	—	134
Secondary	147	—	—	147
Other	137	4	—	133
Venture capital	517	—	—	517
Total Private Equity	$ 1,997	$ 36	$ —	$ 1,961
Absolute Return				
Hedge funds and hedge fund of funds	$ 1,141	$ —	$ 1,038	$ 103
Bank loan funds	625	—	—	625
Total Absolute Return	$ 1,766	$ —	$ 1,038	$ 728
Commodities	$ 396	$ —	$ 159	$ 237
Cash and Cash Equivalents	$ 696	$ 552	$ 144	$ —
Total	$ 10,635	$ 3,711	$ 3,809	$ 3,115
Other items to reconcile to fair value of plan assets	$ (142)			
Fair value of plan assets	$ 10,493			

Publicly traded equities are valued at the closing price reported in the active market in which the individual securities are traded. Index funds are valued at the net asset value (NAV) as determined by the custodian of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities then divided by the number of units outstanding. Private placement funds are valued using the most recent general partner statement of fair value, updated for any subsequent partnership interests' cash flows or expected changes in fair value.

Fixed income includes derivative instruments such as credit default swaps, interest rate swaps and futures contracts that are used to help manage risks. U.S. government and government agency bonds and notes are valued at the closing price reported in the active market in which the individual security is traded. Corporate and other bonds and notes are valued at either the yields currently available on comparable securities of issuers with similar credit ratings or valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable such as credit and liquidity risks. Swaps and derivative instruments are valued by the custodian using closing market swap curves and market derived inputs.

The private equity portfolio is a diversified mix of partnership interests including buyouts, distressed debt, growth equity, mezzanine, real estate and venture capital investments. Partnership interests are valued using the most recent general partner statement of fair value, updated for any subsequent partnership interests' cash flows or expected changes in fair value.

Absolute return consists primarily of private partnership interests in hedge funds, hedge fund of funds and bank loan funds. Partnership interests are valued using the NAV as determined by the administrator or custodian of the fund. Hedge fund partnership interests, which have a redemption right and are past any lock-up redemption period, are classified as level 2.

Commodities consist of commodity-linked notes and commodity-linked derivative contracts designed to deliver investment returns similar to the Goldman Sachs Commodities Index (GSCI) or Dow Jones UBS Commodity index returns. Commodities are valued at closing prices determined by calculation agents for outstanding transactions.

Other items to reconcile to fair value of plan assets is the net of interest receivable, amounts due for securities sold, amounts payable for securities purchased and interest payable.

The following table sets forth a summary of changes in the fair values of the U.S. pension plans' level 3 assets for the year ended December 31, 2010:

	Fair Value Measurement Using Significant Unobservable Inputs (Level 3)					
(Millions)	Equities	Fixed Income	Private Equity	Absolute Return	Comm-odities	Total
Beginning balance at Jan. 1, 2010	$ 4	$ 185	$ 1,961	$ 728	$ 237	$ 3,115
Net transfers into / (out of) level 3	49	(37)	27	(49)	(140)	(150)
Purchases, sales, issuances and settlements, net	412	(34)	(55)	(201)	—	122
Realized gain/(loss)	—	1	133	4	—	138
Unrealized gains/(losses) relating to instruments still held at the reporting date	41	29	9	141	14	234
Ending balance at Dec. 31, 2010	$ 506	$ 144	$ 2,075	$ 623	$ 111	$ 3,459

The following table sets forth a summary of changes in the fair values of the U.S. pension plans' level 3 assets for the year ended December 31, 2009:

	Fair Value Measurement Using Significant Unobservable Inputs (Level 3)					
(Millions)	Equities	Fixed Income	Private Equity	Absolute Return	Comm-odities	Total
Beginning balance at Jan. 1, 2009	$ 1	$ 122	$ 2,054	$ 1,548	$ —	$ 3,725
Net transfers into / (out of) level 3	(106)	—	—	(1,043)	—	(1,149)
Purchases, sales, issuances and settlements, net	1	11	(241)	(162)	237	(154)
Realized gain/(loss)	—	1	(9)	(4)	—	(12)
Unrealized gains/(losses) relating to instruments still held at the reporting date	108	51	157	389	—	705
Ending balance at Dec. 31, 2009	$ 4	$ 185	$ 1,961	$ 728	$ 237	$ 3,115

International Pension Plans Assets

Outside the U.S., pension plan assets are typically managed by decentralized fiduciary committees. The disclosure below of asset categories is presented in aggregate for the 55 plans in 23 countries, however there is significant variation in policy asset allocation from country to country. Local regulations, local funding rules, and local financial and tax considerations are part of the funding and investment allocation process in each country. 3M's Treasury group provides standard funding and investment guidance to all international plans with more focused guidance to the larger plans.

Each plan has its own strategic asset allocation. The asset allocations are reviewed periodically and rebalanced when necessary.

The fair values of the assets held by the international pension plans by asset class are as follows:

(Millions) Asset Class	Fair Value At Dec. 31, 2010	Fair Value Measurements Using Inputs Considered as Level 1	Level 2	Level 3
Equities				
Growth equities	$ 371	$ 300	$ 70	$ 1
Value equities	396	369	27	—
Core equities	1,007	549	361	97
Total Equities	$ 1,774	$ 1,218	$ 458	$ 98
Fixed Income				
Domestic government debt	$ 656	$ 194	$ 455	$ 7
Foreign government debt	398	51	345	2
Corporate debt securities	707	139	555	13
Mortgage backed debt	14	—	14	—
Other debt obligations	14	—	2	12
Total Fixed Income	$ 1,789	$ 384	$ 1,371	$ 34
Private Equity				
Private equity funds	$ 29	$ —	$ 15	$ 14
Real estate	59	—	3	56
Total Private Equity	$ 88	$ —	$ 18	$ 70
Absolute Return				
Hedge funds	$ 130	$ —	$ 130	$ —
Insurance	344	—	—	344
Derivatives	50	—	50	—
Other	3	—	3	—
Total Absolute Return	$ 527	$ —	$ 183	$ 344
Cash and Cash Equivalents	$ 242	$ 233	$ 9	$ —
Total	$ 4,420	$ 1,835	$ 2,039	$ 546
Other items to reconcile to fair value of plan assets	$ (65)			
Fair value of plan assets	$ 4,355			

(Millions) Asset Class	Fair Value At Dec. 31, 2009	Fair Value Measurements Using Inputs Considered as Level 1	Level 2	Level 3
Equities	$ 1,619	$ 1,330	$ 275	$ 14
Fixed Income				
Domestic fixed income	$ 928	$ 283	$ 623	$ 22
Foreign fixed income	622	222	400	—
Total Fixed Income	$ 1,550	$ 505	$ 1,023	$ 22
Private Equity				
Private equity funds	$ 8	—	$ —	$ 8
Real estate	54	—	3	51
Total Private Equity	$ 62	—	$ 3	$ 59
Absolute Return				
Insurance	$ 375	$ —	$ —	$ 375
Other	104	—	104	—
Total Absolute Return	$ 479	$ —	$ 104	$ 375
Cash and Cash Equivalents	$ 208	$ 208	$ —	$ —
Total	$ 3,918	$ 2,043	$ 1,405	$ 470
Other items to reconcile to fair value of plan assets	$ (21)			
Fair value of plan assets	$ 3,897			

Equities consist primarily of mandates in public equity securities managed to the Morgan Stanley Capital All Country World Index. Publicly traded equities are valued at the closing price reported in the active market in which the individual securities are traded. Domestic and foreign government, corporate debt, mortgage backed, other debt, hedge funds and private equity consists of both active and passive mandates. Derivative instruments consist of interest rate swaps that are used to help manage risks. Governments, corporate bonds and notes and mortgage backed securities are valued at either the closing price reported if traded on an active market or at yields currently available on comparable securities of issuers with similar credit ratings or valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable such as credit and liquidity risks. Hedge funds are valued at the NAV as determined by the independent administrator or custodian of the fund.

Real estate consists of property funds and REITS (Real Estate Investment Trusts). Property funds are valued using the most recent partnership statement of fair value, updated for any subsequent partnership interests' cash flows. REITS are valued at the closing price reported in the active market in which it is traded.

Insurance consists of insurance contracts, which are valued using cash surrender values which is the amount the plan would receive if the contract was cashed out at year end.

Other items to reconcile to fair value of plan assets is the net of interest receivable, amounts due for securities sold, amounts payable for securities purchased and interest payable.

The following table sets forth a summary of changes in the fair values of the international pension plans level 3 assets for the year ended December 31, 2010:

	Fair Value Measurement Using Significant Unobservable Inputs (Level 3)				
(Millions)	Equities	Fixed Income	Private Equity	Absolute Return	Total
Beginning balance at January 1, 2010	$ 14	$ 22	$ 59	$ 375	$ 470
Net transfers into / (out of) level 3	97	17	—	—	114
Foreign currency exchange	2	—	4	(18)	(12)
Purchases, sales, issuances and settlements, net	(15)	—	7	10	2
Realized gain/(loss)	(18)	—	(3)	—	(21)
Unrealized gains/(losses) relating to instruments still held at the reporting date	18	(5)	3	(23)	(7)
Ending balance at December 31, 2010	$ 98	$ 34	$ 70	$ 344	$ 546

The following table sets forth a summary of changes in the fair values of the international pension plans level 3 assets for the year ended December 31, 2009:

	Fair Value Measurement Using Significant Unobservable Inputs (Level 3)				
(Millions)	Equities	Fixed Income	Private Equity	Absolute Return	Total
Beginning balance at January 1, 2009	$ 23	$ 21	$ 53	$ 337	$ 434
Net transfers into / (out of) level 3	—	—	—	11	11
Foreign currency exchange	2	4	3	7	16
Purchases, sales, issuances and settlements, net	(7)	(2)	—	(10)	(19)
Realized gain/(loss)	—	—	—	—	—
Unrealized gains/(losses) relating to instruments still held at the reporting date	(4)	(1)	3	30	28
Ending balance at December 31, 2009	$ 14	$ 22	$ 59	$ 375	$ 470

Postretirement Benefit Plans Assets

In order to achieve the investment objectives in the U.S. postretirement plan, the investment policy includes a target strategic asset allocation. The investment policy allows some tolerance around the target in recognition that market fluctuations and illiquidity of some investments may cause the allocation to a specific asset class to stray from the target allocation, potentially for long periods of time. Acceptable ranges have been designed to allow for deviation from long-term targets and to allow for the opportunity for tactical over- and under-weights. The portfolio will normally be rebalanced when the quarter-end asset allocation deviates from acceptable ranges. The allocation is reviewed regularly by the named fiduciary of the plan.

The fair values of the assets held by the postretirement benefits plans by asset class are as follows:

(Millions) Asset Class	Fair Value At Dec. 31, 2010	Fair Value Measurements Using Inputs Considered as Level 1	Level 2	Level 3
Equities				
U.S. equities	$ 392	$ 392	$ —	$ —
Non-U.S. equities	48	48	—	—
EAFE index funds	21	—	21	—
Index funds	45	—	45	—
Long/short equity	16	—	—	16
Total Equities	$ 522	$ 440	$ 66	$ 16
Fixed Income				
U.S. government securities	$ 210	$ 50	$ 160	$ —
Non-U.S. government securities	10	—	10	—
Preferred securities	1	1	—	—
U.S. corporate bonds	54	5	49	—
Non-U.S. corporate bonds	11	—	11	—
Asset backed securities	3	—	3	—
Collateralized mortgage obligations	7	—	7	—
Private placements	12	—	8	4
Derivative instruments	(2)	—	(2)	—
Other	2	—	2	—
Total Fixed Income	$ 308	$ 56	$ 248	$ 4
Private Equity				
Buyouts	$ 57	$ —	$ —	$ 57
Distressed debt	18	—	—	18
Growth equity	1	—	—	1
Mezzanine	3	—	—	3
Real estate	5	—	—	5
Secondary	5	—	—	5
Other	43	—	—	43
Venture capital	94	—	—	94
Total Private Equity	$ 226	$ —	$ —	$ 226
Absolute Return				
Hedge funds and hedge fund of funds	$ 38	$ —	$ 36	$ 2
Bank loan funds	18	—	—	18
Total Absolute Return	$ 56	$ —	$ 36	$ 20
Commodities	$ 14	$ —	$ 11	$ 3
Cash and Cash Equivalents	$ 43	$ 1	$ 42	$ —
Total	$ 1,169	$ 497	$ 403	$ 269
Other items to reconcile to fair value of plan assets	$ (20)			
Fair value of plan assets	$ 1,149			

(Millions) Asset Class	Fair Value At Dec. 31, 2009	Fair Value Measurements Using Inputs Considered as Level 1	Level 2	Level 3
Equities				
U.S. equities	$ 377	$ 377	$ —	$ —
Non-U.S. equities	39	39	—	—
EAFE index funds	19	—	19	—
Index funds	31	—	31	—
Total Equities	$ 466	$ 416	$ 50	$ —
Fixed Income				
U.S. government securities	$ 167	$ 45	$ 122	$ —
Non-U.S. government securities	5	—	5	—
Preferred securities	1	1	—	—
U.S. corporate bonds	63	4	59	—
Non-U.S. corporate bonds	10	—	10	—
Asset backed securities	2	—	2	—
Collateralized mortgage obligations	7	—	7	—
Private placements	11	—	7	4
Derivative instruments	(2)	—	(2)	—
Other	2	—	—	2
Total Fixed Income	$ 266	$ 50	$ 210	$ 6
Private equity				
Buyouts	$ 52	$ —	$ —	$ 52
Distressed debt	17	—	—	17
Growth equity	1	1	—	—
Mezzanine	3	—	—	3
Real estate	4	—	—	4
Secondary	5	—	—	5
Other	75	—	—	75
Venture capital	89	—	—	89
Total Private Equity	$ 246	$ 1	$ —	$ 245
Absolute Return				
Hedge funds and hedge fund of funds	$ 34	$ —	$ 31	$ 3
Bank loan funds	19	—	—	19
Total Absolute Return	$ 53	$ —	$ 31	$ 22
Commodities	$ 12	$ —	$ 5	$ 7
Cash and Cash Equivalents	$ 48	$ 43	$ 5	$ —
Total	$ 1,091	$ 510	$ 301	$ 280
Other items to reconcile to fair value of plan assets	$ (16)			
Fair value of plan assets	$ 1,075			

Publicly traded equities are valued at the closing price reported in the active market in which the individual securities are traded. Index funds are valued at the NAV as determined by the custodian of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities then divided by the number of units outstanding. Private placement funds are valued using the most recent general partner statement of fair value, updated for any subsequent partnership interests' cash flows or expected changes in fair value.

Fixed income includes derivative investments such as credit default swaps, interest rate swaps and futures contracts that are used to help manage risks. U.S. government and government agency bonds and notes are valued at the closing price reported in the active market in which the individual security is traded. Corporate and other bonds and notes are valued at either the yields currently available on comparable securities of issuers with similar credit ratings or valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable such as credit and liquidity risks. Swaps and derivative instruments are valued by the custodian using market swap curves and market derived inputs.

The private equity portfolio is a diversified mix of partnership interests including buyouts, distressed debt, growth equity, mezzanine, real estate and venture capital investments. Partnership interests are valued using the most recent general partner statement of fair value, updated for any subsequent partnership interests' cash flows or expected changes in fair value.

Absolute return primarily consists of private partnership interests in hedge funds, hedge fund of funds and bank loan funds. Partnership interests are valued using the NAV as determined by the independent administrator or custodian of the fund.

Commodities consist of commodity-linked notes and commodity-linked derivative contracts designed to deliver investment returns similar to the GSCI or Dow Jones UBS Commodity index returns. Commodities are valued at closing prices determined by calculation agents for outstanding transactions.

Other items to reconcile to fair value of plan assets is the net of interest receivable, amounts due for securities sold, foreign currency fluctuations, amounts payable for securities purchased and interest payable.

The following table sets forth a summary of changes in the fair values of the postretirement plans' level 3 assets for the year ended December 31, 2010:

(Millions)	Fair Value Measurement Using Significant Unobservable Inputs (Level 3) Equities	Fixed Income	Private Equity	Absolute Return	Commodities	Total
Beginning balance at Jan. 1, 2010	$ —	$ 6	$ 245	$ 22	$ 7	$ 280
Net transfers into / (out of) level 3	2	(2)	—	(1)	(4)	(5)
Purchases, sales, issuances and settlements, net	13	(1)	(11)	(6)	—	(5)
Realized gain/(loss)	—	—	16	—	—	16
Unrealized gains/(losses) relating to instruments still held at the reporting date	1	1	(24)	5	—	(17)
Ending balance at Dec. 31, 2010	$ 16	$ 4	$ 226	$ 20	$ 3	$ 269

The following table sets forth a summary of changes in the fair values of the postretirement plans' level 3 assets for the year ended December 31, 2009:

(Millions)	Fair Value Measurement Using Significant Unobservable Inputs (Level 3) Fixed Income	Private Equity	Absolute Return	Commodities	Total
Beginning balance at January 1, 2009	$ 4	$ 265	$ 47	$ —	$ 316
Net transfers into / (out of) level 3	—	—	(31)	—	(31)
Purchases, sales, issuances and settlements, net	—	(38)	(5)	7	(36)
Realized gain/(loss)	—	(14)	—	—	(14)
Unrealized gains/(losses) relating to instruments still held at the reporting date	2	32	11	—	45
Ending balance at December 31, 2009	$ 6	$ 245	$ 22	$ 7	$ 280

NOTE 12. Derivatives

The Company uses interest rate swaps, currency swaps, commodity price swaps, and forward and option contracts to manage risks generally associated with foreign exchange rate, interest rate and commodity price fluctuations. The information that follows explains the various types of derivatives and financial instruments used by 3M, how and why 3M uses such instruments, how such instruments are accounted for, and how such instruments impact 3M's financial position and performance.

Additional information with respect to the impacts on other comprehensive income of nonderivative hedging and derivative instruments is included in Note 6. Additional information with respect to the fair value of derivative instruments is included in Note 13. References to information regarding derivatives and/or hedging instruments associated with the Company's long-term debt are also made in Note 10.

Types of Derivatives/Hedging Instruments and Inclusion in Income/Other Comprehensive Income

Cash Flow Hedges:

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

Cash Flow Hedging - Foreign Currency Forward and Option Contracts: The Company enters into foreign exchange forward and option contracts to hedge against the effect of exchange rate fluctuations on cash flows denominated in foreign currencies and certain intercompany financing transactions. These transactions are designated as cash flow hedges. The settlement or extension of these derivatives will result in reclassifications (from accumulated other comprehensive income) to earnings in the period during which the hedged transactions affect earnings. Generally, 3M dedesignates these cash flow hedge relationships in advance of the occurrence of the forecasted transaction. The portion of gains or losses on the derivative instrument previously accumulated in other comprehensive income for dedesignated hedges remains in accumulated other comprehensive income until the forecasted transaction occurs. Changes in the value of derivative instruments after dedesignation are recorded in earnings and are included in the Derivatives Not Designated as Hedging Instruments section below. Hedge ineffectiveness and the amount excluded from effectiveness testing recognized in income on cash flow hedges were not material for 2010, 2009 and 2008. The maximum length of time over which 3M hedges its exposure to the variability in future cash flows for a majority of the forecasted transactions is 12 months and, accordingly, at December 31, 2010, the majority of the Company's open foreign exchange forward and option contracts had maturities of one year or less. The dollar equivalent gross notional amount of the Company's foreign exchange forward and option contracts designated as cash flow hedges at December 31, 2010 was approximately $3.4 billion.

Cash Flow Hedging - Commodity Price Management: The Company manages commodity price risks through negotiated supply contracts, price protection agreements and forward physical contracts. The Company uses commodity price swaps relative to natural gas as cash flow hedges of forecasted transactions to manage price volatility. The related mark-to-market gain or loss on qualifying hedges is included in other comprehensive income to the extent effective, and reclassified into cost of sales in the period during which the hedged transaction affects earnings. Generally, the length of time over which 3M hedges its exposure to the variability in future cash flows for its forecasted natural gas transactions is 12 months. No significant commodity cash flow hedges were discontinued and hedge ineffectiveness was not material for 2010, 2009 and 2008. The dollar equivalent gross notional amount of the Company's natural gas commodity price swaps designated as cash flow hedges at December 31, 2010 was $31 million.

The location in the consolidated statements of income and comprehensive income and amounts of gains and losses related to derivative instruments designated as cash flow hedges are provided in the following table. Reclassifications of amounts from accumulated other comprehensive income into income include accumulated gains (losses) on dedesignated hedges at the time earnings are impacted by the forecasted transaction.

Year ended December 31, 2010 (Millions) Derivatives in Cash Flow Hedging Relationships	Pretax Gain (Loss) Recognized in Other Comprehensive Income On Effective Portion of Derivative	Pretax Gain (Loss) Recognized in Income on Effective Portion of Derivative as a Result of Reclassification from Accumulated Other Comprehensive Income		Ineffective Portion of Gain (Loss) on Derivative and Amount Excluded from Effectiveness Testing Recognized in Income	
	Amount	Location	Amount	Location	Amount
Foreign currency forward/option contracts	$ (30)	Cost of sales	$ (39)	Cost of sales	$ —
Foreign currency forward contracts..............	34	Interest expense	33	Interest expense	—
Commodity price swap contracts	(13)	Cost of sales	(9)	Cost of sales	—
Total...	$ (9)		$ (15)		$ —

Year ended December 31, 2009 (Millions) Derivatives in Cash Flow Hedging Relationships	Pretax Gain (Loss) Recognized in Other Comprehensive Income on Effective Portion of Derivative	Pretax Gain (Loss) Recognized in Income on Effective Portion of Derivative as a Result of Reclassification from Accumulated Other Comprehensive Income		Ineffective Portion of Gain (Loss) on Derivative and Amount Excluded from Effectiveness Testing Recognized in Income	
	Amount	Location	Amount	Location	Amount
Foreign currency forward/option contracts	$ (58)	Cost of sales	$ 96	Cost of sales	$ —
Foreign currency forward contracts..............	55	Interest expense	47	Interest expense	—
Commodity price swap contracts	(18)	Cost of sales	(34)	Cost of sales	—
Total...	$ (21)		$ 109		$ —

As of December 31, 2010, the Company had a balance of $32 million associated with the after tax net unrealized loss associated with cash flow hedging instruments recorded in accumulated other comprehensive income. 3M expects to reclassify to earnings over the next 12 months a majority of this balance (with the impact offset by cash flows from underlying hedged items).

Fair Value Hedges:

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivatives as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings.

Fair Value Hedging - Interest Rate Swaps: The Company manages interest expense using a mix of fixed and floating rate debt. To help manage borrowing costs, the Company may enter into interest rate swaps. Under these arrangements, the Company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. The mark-to-market of these fair value hedges is recorded as gains or losses in interest expense and is offset by the gain or loss of the underlying debt instrument, which also is recorded in interest expense. These fair value hedges are highly effective and, thus, there is no impact on earnings due to hedge ineffectiveness. The dollar equivalent (based on inception date foreign currency exchange rates) gross notional amount of the Company's interest rate swaps at December 31, 2010 was $1.1 billion.

At December 31, 2010, the Company had interest rate swaps designated as fair value hedges of underlying fixed rate obligations. In November 2006, the Company entered into a $400 million fixed-to-floating interest rate swap concurrent with the issuance of the three-year medium-term note due in 2009. In July 2007, in connection with the issuance of a seven-year Eurobond for an amount of 750 million Euros, the Company completed a fixed-to-floating interest rate swap on a notional amount of 400 million Euros as a fair value hedge of a portion of the fixed interest rate Eurobond obligation. In August 2010, the Company terminated 150 million Euros of the notional amount of this swap. As a result, a gain of 18 million Euros, recorded as part of the balance of the underlying debt, will be amortized over this debt's remaining life. The Company also has two fixed-to-floating interest rate swaps with an aggregate notional amount of $800 million designated as fair value hedges of the fixed interest rate obligation under the existing $800 million, three-year, 4.50% notes issued in October 2008.

Fair Value Hedging — Foreign Currency: In November 2008, the Company entered into foreign currency forward contracts to purchase Japanese Yen, Pound Sterling, and Euros with a notional amount of $255 million at the contract rates. These contracts were designated as fair value hedges of a U.S. dollar tax obligation. These fair value hedges matured in early January 2009. The mark-to-market of these forward contracts was recorded as gains or losses in tax expense and was offset by the gain or loss on the underlying tax obligation, which also was recorded in tax expense. Changes in the value of these contracts in 2009 through their maturity were not material.

The location in the consolidated statements of income and amounts of gains and losses related to derivative instruments designated as fair value hedges and similar information relative to the hedged items are as follows:

Year ended December 31, 2010 (Millions) Derivatives in Fair Value Hedging Relationships	Gain (Loss) on Derivative Recognized in Income		Gain (Loss) on Hedged Item Recognized in Income	
	Location	Amount	Location	Amount
Interest rate swap contracts	Interest expense	$ (16)	Interest expense	$ 16
Total		$ (16)		$ 16

Year ended December 31, 2009 (Millions) Derivatives in Fair Value Hedging Relationships	Gain (Loss) on Derivative Recognized in Income		Gain (Loss) on Hedged Item Recognized in Income	
	Location	Amount	Location	Amount
Interest rate swap contracts	Interest expense	$ 16	Interest expense	$ (16)
Total		$ 16		$ (16)

Net Investment Hedges:

As circumstances warrant, the Company uses cross currency swaps, forwards and foreign currency denominated debt to hedge portions of the Company's net investments in foreign operations. For hedges that meet the effectiveness requirements, the net gains or losses attributable to changes in spot exchange rates are recorded in cumulative translation within other comprehensive income. The remainder of the change in value of such instruments is recorded in earnings. Recognition in earnings of amounts previously recorded in cumulative translation is limited to circumstances such as complete or substantially complete liquidation of the net investment in the hedged foreign operation. At December 31, 2010, there were no cross currency swaps and foreign currency forward contracts designated as net investment hedges.

In November 2006, the Company entered into a three-year floating-to-floating cross currency swap with a notional amount of $200 million. This transaction was a partial hedge of the Company's net investment in its European subsidiaries. This swap converted U.S. dollar-based variable interest payments to Euro-based variable interest payments associated with the notional amount. This swap matured in November 2009.

In September 2006, the Company entered into a three-year floating-to-floating cross currency swap with a notional amount of $300 million. This transaction was a partial hedge of the Company's net investment in its Japanese subsidiaries. This swap converted U.S. dollar-based variable interest payments to yen-based variable interest payments associated with the notional amount. This swap matured in September 2009.

In addition to the derivative instruments used as hedging instruments in net investment hedges, 3M also uses foreign currency denominated debt as nonderivative hedging instruments in certain net investment hedges. In July and December 2007, the Company issued seven-year fixed rate Eurobond securities for amounts of 750 million Euros and 275 million Euros, respectively. 3M designated each of these Eurobond issuances as hedging instruments of the Company's net investment in its European subsidiaries.

The location in the consolidated statements of income and comprehensive income and amounts of gains and losses related to derivative and nonderivative instruments designated as net investment hedges are as follows. There were no reclassifications of the effective portion of net investment hedges out of accumulated other comprehensive income into income for the periods presented in the table below.

Year ended December 31, 2010 (Millions) Derivative and Nonderivative Instruments in Net Investment Hedging Relationships	Pretax Gain (Loss) Recognized as Cumulative Translation within Other Comprehensive Income on Effective Portion of Instrument	Ineffective Portion of Gain (Loss) on Instrument and Amount Excluded from Effectiveness Testing Recognized in Income	
	Amount	Location	Amount
Foreign currency denominated debt	$ 111	N/A	$ —
Total	$ 111		$ —

Year ended December 31, 2009 (Millions) Derivative and Nonderivative Instruments in Net Investment Hedging Relationships	Pretax Gain (Loss) Recognized as Cumulative Translation within Other Comprehensive Income on Effective Portion of Instrument	Ineffective Portion of Gain (Loss) on Instrument and Amount Excluded from Effectiveness Testing Recognized in Income	
	Amount	Location	Amount
Cross currency swap contracts	$ (12)	Interest expense	$ —
Foreign currency denominated debt	(27)	N/A	—
Total	$ (39)		$ —

Derivatives Not Designated as Hedging Instruments:

Derivatives not designated as hedging instruments include dedesignated foreign currency forward and option contracts that formerly were designated in cash flow hedging relationships (as referenced in the Cash Flow Hedges section above). In addition, 3M enters into foreign currency forward contracts and commodity price swaps to offset, in part, the impacts of certain intercompany activities (primarily associated with intercompany licensing arrangements) and fluctuations in costs associated with the use of certain precious metals, respectively. These derivative instruments are not designated in hedging relationships; therefore, fair value gains and losses on these contracts are recorded in earnings. The dollar equivalent gross notional amount of these forward, option and swap contracts not designated as hedging instruments totaled $883 million as of December 31, 2010. The Company does not hold or issue derivative financial instruments for trading purposes.

The location in the consolidated statements of income and amounts of gains and losses related to derivative instruments not designated as hedging instruments are as follows:

(Millions)	Year ended December 31, 2010 Gain (Loss) on Derivative Recognized in Income		Year ended December 31, 2009 Gain (Loss) on Derivative Recognized in Income	
Derivatives Not Designated as Hedging Instruments	**Location**	**Amount**	**Location**	**Amount**
Foreign currency forward/option contracts	Cost of sales	$ (24)	Cost of sales	$ (41)
Foreign currency forward contracts	Interest expense	(19)	Interest expense	20
Commodity price swap contracts	Cost of sales	1	Cost of sales	1
Total		$ (42)		$ (20)

Location and Fair Value Amount of Derivative Instruments

The following table summarizes the fair value of 3M's derivative instruments, excluding nonderivative instruments used as hedging instruments, and their location in the consolidated balance sheet.

December 31, 2010 (Millions)	Assets		Liabilities	
Fair Value of Derivative Instruments	**Location**	**Amount**	**Location**	**Amount**
Derivatives designated as hedging instruments				
Foreign currency forward/option contracts	Other current assets	$ 26	Other current liabilities	$ 48
Commodity price swap contracts	Other current assets	—	Other current liabilities	5
Interest rate swap contracts	Other assets	39	Other liabilities	—
Total derivatives designated as hedging instruments		$ 65		$ 53
Derivatives not designated as hedging instruments				
Foreign currency forward/option contracts	Other current assets	$ 12	Other current liabilities	$ 34
Total derivatives not designated as hedging instruments		$ 12		$ 34
Total derivative instruments		$ 77		$ 87

December 31, 2009 (Millions)	Assets		Liabilities	
Fair Value of Derivative Instruments	**Location**	**Amount**	**Location**	**Amount**
Derivatives designated as hedging instruments				
Foreign currency forward/option contracts	Other current assets	$ 17	Other current liabilities	$ 41
Commodity price swap contracts	Other current assets	1	Other current liabilities	1
Interest rate swap contracts	Other assets	54	Other liabilities	—
Total derivatives designated as hedging instruments		$ 72		$ 42
Derivatives not designated as hedging instruments				
Foreign currency forward/option contracts	Other current assets	$ 6	Other current liabilities	$ 52
Commodity price swap contracts	Other current assets	1	Other current liabilities	—
Total derivatives not designated as hedging instruments		$ 7		$ 52
Total derivative instruments		$ 79		$ 94

Additional information with respect to the fair value of derivative instruments is included in Note 13.

Currency Effects and Credit Risk

Currency Effects: 3M estimates that year-on-year currency effects, including hedging impacts, increased net income attributable to 3M by approximately $15 million in 2010 and decreased net income attributable to 3M by approximately $220 million in 2009. This estimate includes the effect of translating profits from local currencies into U.S. dollars; the impact of currency fluctuations on the transfer of goods between 3M operations in the United States and abroad; and transaction gains and losses, including derivative instruments designed to reduce foreign currency exchange rate risks and the negative impact of swapping Venezuelan bolivars into U.S. dollars. 3M estimates that year-on-year derivative and other transaction gains and losses decreased net income attributable to 3M by approximately $115 million in 2010 and had an immaterial impact in 2009.

Credit risk: The Company is exposed to credit loss in the event of nonperformance by counterparties in interest rate swaps, currency swaps, commodity price swaps, and forward and option contracts. However, the Company's risk is limited to the fair value of the instruments. The Company actively monitors its exposure to credit risk through the use of credit approvals and credit limits, and by selecting major international banks and financial institutions as counterparties. The Company does not anticipate nonperformance by any of these counterparties. 3M has credit support agreements in place with two of its primary derivatives counterparties. Under these agreements, either party is required to post eligible collateral when the market value of transactions covered by the agreements exceeds specified thresholds, thus limiting credit exposure for both parties.

NOTE 13. Fair Value Measurements

3M follows ASC 820, *Fair Value Measurements and Disclosures*, with respect to assets and liabilities that are measured at fair value on a recurring basis and nonrecurring basis. Under the standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The standard also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy is broken down into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis:

For 3M, assets and liabilities that are measured at fair value on a recurring basis primarily relate to available-for-sale marketable securities, available-for-sale investments (included as part of investments in the Consolidated Balance Sheet) and certain derivative instruments. Derivatives include cash flow hedges, interest rate swaps and most net investment hedges. The information in the following paragraphs and tables primarily addresses matters relative to these financial assets and liabilities. Separately, there were no material fair value measurements with respect to nonfinancial assets or liabilities that are recognized or disclosed at fair value in the Company's financial statements on a recurring basis for 2010 and 2009.

3M uses various valuation techniques, which are primarily based upon the market and income approaches, with respect to financial assets and liabilities. Following is a description of the valuation methodologies used for the respective financial assets and liabilities measured at fair value.

Available-for-sale marketable securities — except auction rate securities:

Marketable securities, except auction rate securities, are valued utilizing multiple sources. A weighted average price is used for these securities. Market prices are obtained for these securities from a variety of industry standard data providers, security master files from large financial institutions, and other third-party sources. These multiple prices are used as inputs into a distribution-curve-based algorithm to determine the daily fair value to be used. 3M classifies U.S. treasury securities as level 1, while all other marketable securities (excluding auction rate securities) are classified as level 2. Marketable securities are discussed further in Note 9.

Available-for-sale marketable securities — auction rate securities only:

As discussed in Note 9, auction rate securities held by 3M failed to auction since the second half of 2007. As a result, investments in auction rate securities are valued utilizing third-party indicative bid levels in markets that are not active and broker-dealer valuation models that utilize inputs such as current/forward interest rates, current market conditions and credit default swap spreads. 3M classifies these securities as level 3.

Available-for-sale investments:

Investments include equity securities that are traded in an active market. Closing stock prices are readily available from active markets and are used as being representative of fair value. 3M classifies these securities as level 1.

Derivative instruments:

The Company's derivative assets and liabilities within the scope of ASC 815, *Derivatives and Hedging*, are required to be recorded at fair value. The Company's derivatives that are recorded at fair value include foreign currency forward and option contracts, commodity price swaps, interest rate swaps, and net investment hedges where the hedging instrument is recorded at fair value. Net investment hedges that use foreign currency denominated debt to hedge 3M's net investment are not impacted by the fair value measurement standard under ASC 820, as the debt used as the hedging instrument is marked to a value with respect to changes in spot foreign currency exchange rates and not with respect to other factors that may impact fair value.

3M has determined that foreign currency forwards and commodity price swaps will be considered level 1 measurements as these are traded in active markets which have identical asset or liabilities, while currency swaps, foreign currency options, interest rate swaps and cross-currency swaps will be considered level 2. For level 2 derivatives, 3M uses inputs other than quoted prices that are observable for the asset. These inputs include foreign currency exchange rates, volatilities, and interest rates. The level 2 derivative positions are primarily valued using standard calculations/models that use as their basis readily observable market parameters. Industry standard data providers are 3M's primary source for forward and spot rate information for both interest rates and currency rates, with resulting valuations periodically validated through third-party or counterparty quotes and a net present value stream of cash flows model.

The following tables provide information by level for assets and liabilities that are measured at fair value on a recurring basis.

(Millions) Description	Fair Value at Dec. 31, 2010	Fair Value Measurements Using Inputs Considered as Level 1	Level 2	Level 3
Assets:				
Available-for-sale:				
Marketable securities:				
U.S. government agency securities	$ 309	$ —	$ 309	$ —
Foreign government agency securities	55	—	55	—
Corporate debt securities	472	—	472	—
Commercial paper	55	—	55	—
Asset-backed securities:				
Automobile loan related	397	—	397	—
Credit card related	149	—	149	—
Equipment lease related	38	—	38	—
Other	8	—	8	—
U.S. treasury securities	99	99	—	
U.S. municipal securities	23	—	23	—
Auction rate securities	7	—	—	7
Other securities	29	—	29	—
Investments	21	21	—	—
Derivative instruments — assets:				
Foreign currency forward/option contracts	38	36	2	—
Interest rate swap contracts	39	—	39	—
Liabilities:				
Derivative instruments — liabilities:				
Foreign currency forward/option contracts	82	82	—	—
Commodity price swap contracts	5	5	—	—

(Millions) Description	Fair Value at Dec. 31, 2009	Fair Value Measurements Using Inputs Considered as Level 1	Level 2	Level 3
Assets:				
Available-for-sale:				
Marketable securities:				
U.S. government agency securities	$ 491	$ —	$ 491	$ —
Corporate debt securities	266	—	266	—
Asset-backed securities:				
Automobile loan related	515	—	515	—
Credit card related	107	—	107	—
Equipment lease related	70	—	70	—
Other	13	—	13	—
U.S. treasury securities	94	94	—	—
Auction rate securities	5	—	—	5
Other securities	8	—	8	—
Investments	11	11	—	—
Derivative instruments — assets:				
Foreign currency forward/option contracts	23	22	1	—
Commodity price swap contracts	2	2	—	—
Interest rate swap contracts	54	—	54	—
Liabilities:				
Derivative instruments — liabilities:				
Foreign currency forward/option contracts	93	93	—	—
Commodity price swap contracts	1	1	—	—

The following table provides a reconciliation of the beginning and ending balances of items measured at fair value on a recurring basis in the table above that used significant unobservable inputs (Level 3).

(Millions) Marketable securities — auction rate securities only	2010	2009	2008
Beginning balance	**$ 5**	$ 1	$ 16
Total gains or losses:			
Included in earnings	—	—	(3)
Included in other comprehensive income	**2**	6	(12)
Purchases, issuances, and settlements	—	(2)	—
Transfers in and/or out of Level 3	—	—	—
Ending balance (December 31)	**7**	5	1
Additional losses included in earnings due to reclassifications from other comprehensive income for:			
Securities sold during the period ended December 31	—	(2)	—
Securities still held at December 31	—	—	(6)

In addition, the plan assets of 3M's pension and postretirement benefit plans are measured at fair value on a recurring basis (at least annually). Refer to Note 11.

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis:

Disclosures are required for certain assets and liabilities that are measured at fair value, but are recognized and disclosed at fair value on a nonrecurring basis in periods subsequent to initial recognition. During 2010 and 2009, such measurements of fair value related primarily to long-lived asset impairments in 2009.

The following table provides information by level for assets and liabilities that were measured at fair value on a nonrecurring basis. This table provides the fair value and amount of long-lived asset impairments for the periods indicated. Refer to Note 1 ("Property, plant and equipment" and "Intangible Assets") for further discussion of accounting policies related to long-lived asset impairments.

There were no long-lived asset impairments for 2010. Long-lived asset impairments for 2009 included the portion of 2009 restructuring actions related to long-lived asset impairments as discussed in Note 4, with the complete carrying amount of such assets written off and included in operating income results. In addition to the restructuring activities, in June 2009 the Company recorded a $13 million impairment of certain long-lived assets associated with the UK passport production activity of 3M's Security Systems Division (within the Safety, Security and Protection Services business segment). In June 2009, 3M was notified that the UK government decided to award the production of its passports to a competitor upon the expiration of 3M's existing UK passport contracts in October 2010. Accordingly, 3M tested the long lived assets associated with the UK passport activity for recoverability which indicated that the asset grouping's carrying amount exceeded the remaining expected cash flows. As a result, associated assets were written down to a fair value of $41 million in June 2009. 3M primarily uses a discounted cash flow model that uses inputs such as interest rates and cost of capital, to determine the fair value of such assets. 3M considers these level 3 inputs.

Year ended December 31, 2009 (Millions)		Fair Value Measurements Using			
Description	**Fair value**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total Gains (Losses)**
Long-lived assets held and used	$ 41	$ —	$ —	$ 41	$ (32)

Fair Value of Financial Instruments:

The Company's financial instruments include cash and cash equivalents, marketable securities, accounts receivable, certain investments, accounts payable, borrowings, and derivative contracts. The fair values of cash and cash equivalents, accounts receivable, accounts payable, and short-term borrowings and current portion of long-term debt approximated carrying values because of the short-term nature of these instruments. Available-for-sale marketable securities and investments, in addition to certain derivative instruments, are recorded at fair values as indicated in the preceding disclosures. The Company utilized third-party quotes to estimate fair values for its long-term debt. Information with respect to the carrying amounts and estimated fair values of these financial instruments follow:

	December 31, 2010		December 31, 2009	
(Millions)	**Carrying Amount**	**Fair Value**	**Carrying Amount**	**Fair Value**
Long-term debt, excluding current portion	**$ 4,183**	**$ 4,466**	$ 5,097	$ 5,355

The fair values reflected above consider the terms of the related debt absent the impacts of derivative/hedging activity. The carrying amount of long-term debt referenced above is impacted by certain fixed-to-floating interest rate swaps that are designated as fair value hedges and by the designation of fixed rate Eurobond securities issued by the Company as hedging instruments of the Company's net investment in its European subsidiaries. 3M's fixed-rate bonds were trading at a premium at December 31, 2010 and 2009 due to the low interest rates and tightening of 3M's credit spreads.

NOTE 14. Commitments and Contingencies

Capital and Operating Leases:

Rental expense under operating leases was $262 million in 2010, $244 million in 2009 and $247 million in 2008. It is 3M's practice to secure renewal rights for leases, thereby giving 3M the right, but not the obligation, to maintain a presence in a leased facility. 3M has two primary capital leases. First, 3M has a capital lease, which became effective in April 2003, that involves a building in the United Kingdom (with a lease term of 22 years). During the second quarter of 2003, 3M recorded a capital lease asset and obligation of approximately 33.5 million United Kingdom pounds (approximately $52 million at December 31, 2010 exchange rates). Second, during the fourth quarter of 2009, 3M recorded a capital lease asset and obligation of approximately $50 million related to an IT investment with an amortization period of seven years.

Minimum lease payments under capital and operating leases with non-cancelable terms in excess of one year as of December 31, 2010, were as follows:

(Millions)	Capital Leases	Operating Leases
2011	$ 17	$ 139
2012	18	104
2013	18	69
2014	17	41
2015	4	25
After 2015	37	64
Total	$ 111	$ 442
Less: Amounts representing interest	5	
Present value of future minimum lease payments	106	
Less: Current obligations under capital leases	12	
Long-term obligations under capital leases	$ 94	

Warranties/Guarantees:

3M's accrued product warranty liabilities, recorded on the Consolidated Balance Sheet as part of current and long-term liabilities, are estimated at approximately $27 million as of December 31, 2010 and approximately $25 million as of December 31, 2009. 3M does not consider this amount to be material. The fair value of 3M guarantees of loans with third parties and other guarantee arrangements are not material.

Related Party Activity:

3M does not have any material related party activity that is not in the ordinary course of business.

Legal Proceedings:

The Company and some of its subsidiaries are involved in numerous claims and lawsuits, principally in the United States, and regulatory proceedings worldwide. These include various products liability (involving products that the Company now or formerly manufactured and sold), intellectual property, and commercial claims and lawsuits, including those brought under the antitrust laws, and environmental proceedings. Unless otherwise stated, the Company is vigorously defending all such litigation.

Process for Disclosure and Recording of Liabilities and Insurance Receivables Related to Legal Proceedings

Many lawsuits and claims involve highly complex issues relating to causation, scientific evidence, and whether there are actual damages and are otherwise subject to substantial uncertainties. Assessments of lawsuits and claims can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. The Company complies with the requirements of ASC Topic 450, *Contingencies*, and related guidance, and records liabilities for legal proceedings in those instances where it can reasonably estimate the amount of the loss and where liability is probable. Where the reasonable estimate of the probable loss is a range, the Company records the most likely estimate of the loss, or the low end of the range if there is no one best estimate. The Company either discloses the amount of a possible loss or range of loss in excess of established reserves if estimable, or states that such an estimate cannot be made. The Company discloses significant legal proceedings even where liability is not probable or the amount of the liability is not estimable, or both, if the Company believes there is at least a reasonable possibility that a loss may be incurred.

The Company estimates insurance receivables based on an analysis of its numerous policies, including their exclusions, pertinent case law interpreting comparable policies, its experience with similar claims, and assessment of the nature of the claim, and records an amount it has concluded is likely to be recovered. For those insured matters where the Company has taken a reserve, the Company also records receivables for the amount of insurance that it expects to recover under the Company's insurance program. For those insured matters where the Company has not taken a reserve because the liability is not probable or the amount of the liability is not estimable, or both, but where the Company has incurred an expense in defending itself, the Company records receivables for the amount of insurance that it expects to recover for the expense incurred.

Because litigation is subject to inherent uncertainties, and unfavorable rulings or developments could occur, there can be no certainty that the Company may not ultimately incur charges in excess of presently recorded liabilities. A future adverse ruling, settlement, or unfavorable development could result in future charges that could have a material adverse effect on the Company's results of operations or cash flows in the period in which they are recorded. The Company currently believes that such future charges, if any, would not have a material adverse effect on the consolidated financial position of the Company, taking into account its significant available insurance coverage. Based on experience and developments, the Company periodically reexamines its estimates of probable liabilities and associated expenses and receivables, and whether it is able to estimate a liability previously determined to be not estimable and/or not probable. Where appropriate, the Company makes additions to or adjustments of its estimated liabilities. As a result, the current estimates of the potential impact on the Company's consolidated financial position, results of operations and cash flows for the legal proceedings and claims pending against the Company could change in the future.

The following table shows the major categories of significant legal matters — respirator mask/asbestos litigation (including Aearo), environmental remediation and other environmental liabilities — for which the Company has been able to estimate its probable liability and for which the Company has taken reserves and the related insurance receivables:

At December 31 (Millions)	2010	2009	2008
Respirator mask/asbestos liabilities	**126**	138	140
Respirator mask/asbestos insurance receivables	**122**	143	193
Environmental remediation liabilities	**24**	31	31
Environmental remediation insurance receivables	**15**	15	15
Other environmental liabilities	**90**	117	137

The following sections first describe the significant legal proceedings in which the Company is involved, and then describe the liabilities and associated insurance receivables the Company has accrued relating to its significant legal proceedings.

Respirator Mask/Asbestos Litigation

As of December 31, 2010, the Company is a named defendant, with multiple co-defendants, in 854 lawsuits in various courts that purport to represent approximately 2,148 individual claimants, down from the approximately 2,510 individual claimants with actions pending at December 31, 2009.

The vast majority of the lawsuits and claims resolved by and currently pending against the Company allege use of some of the Company's mask and respirator products and seek damages from the Company and other defendants for alleged personal injury from workplace exposures to asbestos, silica, coal mine dust or other occupational dusts found in products manufactured by other defendants or generally in the workplace. A minority of claimants generally allege personal injury from occupational exposure to asbestos from products previously manufactured by the Company, which are often unspecified, as well as products manufactured by other defendants, or occasionally at Company premises.

The Company's current volume of new and pending matters is substantially lower than its historical experience. The Company expects that filing of claims by unimpaired claimants in the future will continue to be at much lower levels than in the past. Accordingly, the number of claims alleging more serious injuries, including mesothelioma and other malignancies, while remaining relatively constant and consistent with historical experience, will represent a greater percentage of total claims than in the past. The Company has prevailed in all nine cases taken to trial, including seven of the eight cases tried to verdict (such trials occurred in 1999, 2000, 2001, 2003, 2004, and 2007), and an appellate reversal in 2005 of the 2001 jury verdict adverse to the Company. The ninth case, tried in 2009, was dismissed by the Court at the close of plaintiff's evidence, based on the Court's legal finding that the plaintiff had not presented sufficient evidence to support a jury verdict. This case is being appealed by the plaintiffs and briefing is underway.

The Company has demonstrated in these past trial proceedings that its respiratory protection products are effective as claimed when used in the intended manner and in the intended circumstances. Consequently the Company believes that claimants are unable to establish that their medical conditions, even if significant, are attributable to the Company's respiratory protection products. Nonetheless the Company's litigation experience indicates that claims of persons with malignant conditions are costlier to resolve than the claims of unimpaired persons, and it therefore believes the average cost of resolving pending and future claims on a per-claim basis will continue to be higher than it experienced in prior periods when the vast majority of claims were asserted by the unimpaired.

Plaintiffs have asserted specific dollar claims for damages in approximately 31% of the 854 lawsuits that were pending against the Company at the end of 2010 in all jurisdictions. A majority of states restrict or prohibit specifying damages in tort cases such as these, and most of the remaining jurisdictions do not require such specification. In those cases in which plaintiffs choose to assert specific dollar amounts in their complaints, brought in states that permit such pleading, the amounts claimed are typically not meaningful as an indicator of the Company's potential liability. This is because (a) the amounts claimed typically bear no relation to the extent of the plaintiff's injury, if any; (b) the complaints nearly always assert claims against multiple defendants with the typical complaint asserting claims against as few as a dozen different defendants to upwards of 275 different defendants, the damages alleged are not attributed to individual defendants, and a defendant's share of liability may turn on the law of joint and several liability, which can vary by state, and by the amount of fault a jury allocates to each defendant if a case is ultimately tried before a jury; (c) many cases are filed against the Company even though the plaintiffs did not use any of the Company's products and, ultimately, are withdrawn or dismissed without any payment; and (d) many cases are brought on behalf of plaintiffs who have not suffered any medical injury, and, ultimately, are resolved without any payment or a payment that is a small fraction of the damages initially claimed. Of the 261 pending cases in which purported damage amounts are specified in the complaints, 158 cases involve claims of $100,000 or less, (five (5) of which also allege punitive damages of $10 million); 98 cases involve claims between $100,000 and $3 million; three (3) cases involve claims of $10 million (two (2) of which also allege punitive damages of $10 million); one (1) case involves claims of $10 million to $50 million (which also alleges punitive damages of $15 million); and one (1) case involves claims of $50 million (which also alleges punitive damages of $50 million). Some complaints allege that the compensatory and punitive damages are at least the amounts specified. As previously stated, the Company's experience and the other reasons cited indicate that the damage amounts specified in complaints are not a meaningful factor in any assessment of the Company's potential liability.

As previously reported, the State of West Virginia, through its Attorney General, filed a complaint in 2003 against the Company and two other manufacturers of respiratory protection products in the Circuit Court of Lincoln County, West Virginia and amended it in 2005. The amended complaint seeks substantial, but unspecified, compensatory damages primarily for reimbursement of the costs allegedly incurred by the State for worker's compensation and healthcare benefits provided to all workers with occupational pneumoconiosis and unspecified punitive damages. While the case has been inactive since the fourth quarter of 2007, the State of West Virginia has recently asked the Court to set a case management conference in the spring of 2011. No liability has been recorded for this matter because the Company believes that liability is not probable and estimable at this time. In addition, Company is not able to estimate a possible loss or range of loss given the minimal activity in this case and the fact that the complaint asserts claims against two other manufacturers where a defendant's share of liability may turn on the law of joint and several liability and by the amount of fault a jury allocates to each defendant if a case is ultimately tried before a jury.

Respirator Mask/Asbestos Liabilities and Insurance Receivables: The Company estimates its respirator mask/asbestos liabilities, including the cost to resolve the claim and defense costs, by examining: (i) the Company's experience in resolving claims, (ii) apparent trends, (iii) the apparent quality of claims (*e.g.,* whether the claim has been asserted on behalf of asymptomatic claimants), (iv) changes in the nature and mix of claims (*e.g.,* the proportion of claims asserting usage of the Company's mask or respirator products and alleging exposure to each of asbestos, silica, coal or other occupational dusts, and claims pleading use of asbestos-containing products allegedly manufactured by the Company), (v) the number of current claims and a projection of the number of future asbestos and other claims that may be filed against the Company, (vi) the cost to resolve recently settled claims, and (vii) an estimate of the cost to resolve and defend against current and future claims.

Developments may occur that could affect the Company's estimate of its liabilities. These developments include, but are not limited to, significant changes in (i) the number of future claims, (ii) the average cost of resolving claims, (iii) the legal costs of defending these claims and in maintaining trial readiness, (iv) changes in the mix and nature of claims received, (v) trial and appellate outcomes, (vi) changes in the law and procedure applicable to these claims, and (vii) the financial viability of other co-defendants and insurers.

As a result of the costs of aggressively defending itself and the greater cost of resolving claims of persons with malignant conditions, the Company increased its reserves in 2010 for respirator mask/asbestos liabilities by $19 million, of which $5 million and $14 million were recorded in the third and fourth quarters of 2010, respectively. As of December 31, 2010, the Company had reserves for respirator mask/asbestos liabilities of $94 million (excluding Aearo reserves). The Company can not estimate the amount or range of amounts by which the liability may exceed the reserve the Company has established because of the (i) inherent difficulty in projecting the number of claims that have not yet been asserted, particularly with respect to the Company's respiratory products that themselves did not contain any harmful materials (which makes the various published studies that purport to project future asbestos claims substantially removed from the Company's principal experience and which themselves vary widely), (ii) the complaints nearly always assert claims against multiple defendants where the damages alleged are typically not attributed to individual defendants so that a defendant's share of liability may turn on the law of joint and several liability, which can vary by state, (iii) the multiple factors described above that the Company considers in estimating its liabilities, and (iv) the several possible developments described above that may occur that could affect the Company's estimate of liabilities.

As of December 31, 2010, the Company's receivable for insurance recoveries related to the respirator mask/asbestos litigation was $122 million. The Company increased its receivables for insurance recoveries by $4 million in 2010 related to this litigation of which $1 million and $3 million were recorded in the third and fourth quarters of 2010, respectively. As a result of settlements reached with its insurers, the Company was paid approximately $25 million in 2010 in connection with the respirator mask/asbestos litigation.

Various factors could affect the timing and amount of recovery of this receivable, including (i) delays in or avoidance of payment by insurers; (ii) the extent to which insurers may become insolvent in the future, and (iii) the outcome of negotiations with insurers and legal proceedings with respect to respirator mask/asbestos liability insurance coverage. The difference between the accrued liability and insurance receivable represents in part the time delay between payment of claims on the one hand and receipt of insurance reimbursements on the other hand. Because of the lag time between settlement and payment of a claim, no meaningful conclusions may be drawn from quarterly or annual changes in the amount of receivables for expected insurance recoveries or changes in the number of claimants.

As previously reported, on January 5, 2007 the Company was served with a declaratory judgment action filed on behalf of two of its insurers (Continental Casualty and Continental Insurance Co. — both part of the Continental Casualty Group) disclaiming coverage for respirator mask/asbestos claims. These insurers represent approximately $14 million of the $122 million insurance recovery receivable referenced in the above table. The action, pending in the District Court in Ramsey County, Minnesota, seeks declaratory judgment regarding coverage provided by the policies and the allocation of covered costs among the policies issued by the various insurers. The action named, in addition to the Company, over 60 of the Company's insurers. This action is similar in nature to an action filed in 1994 with respect to breast implant coverage, which ultimately resulted in the Minnesota Supreme Court's ruling of 2003 that was largely in the Company's favor. The plaintiff insurers have served an amended complaint that names some additional insurers and deletes others. A significant number of the insurer defendants named in the amended complaint have been dismissed because of settlements they have reached with 3M regarding the matters at issue in the lawsuit. Three additional insurers have recently been or are being added as parties to the case. The case remains in its early stages with a trial scheduled to begin in June, 2012.

Respirator Mask/Asbestos Litigation — Aearo Technologies

On April 1, 2008, a subsidiary of the Company purchased the stock of Aearo Holding Corp., the parent of Aearo Technologies ("Aearo"). Aearo manufactures and sells various products, including personal protection equipment, such as eye, ear, head, face, fall and certain respiratory protection products.

As of December 31, 2010, Aearo and/or other companies that previously owned and operated Aearo's respirator business (American Optical Corporation, Warner-Lambert LLC, AO Corp. and Cabot Corporation ("Cabot")) are named defendants, with multiple co-defendants, including the Company, in numerous lawsuits in various courts in which plaintiffs allege use of mask and respirator products and seek damages from Aearo and other defendants for alleged personal injury from workplace exposures to asbestos, silica-related, or other occupational dusts found in products manufactured by other defendants or generally in the workplace.

As of December 31, 2010, the Company, through its Aearo subsidiary, has recorded $32 million as the best estimate of the probable liabilities for product liabilities and defense costs related to current and future Aearo-related asbestos and silica-related claims. Responsibility for legal costs, as well as for settlements and judgments, is currently shared in an informal arrangement among Aearo, Cabot, American Optical Corporation and a subsidiary of Warner Lambert and their insurers (the "Payor Group"). Liability is allocated among the parties based on the number of years each company sold respiratory products under the "AO Safety" brand and/or owned the AO Safety Division of American Optical Corporation and the alleged years of exposure of the individual plaintiff. Aearo's share of the contingent liability is further limited by an agreement entered into between Aearo and Cabot on July 11, 1995. This agreement provides that, so long as Aearo pays to Cabot an annual fee of $400,000, Cabot will retain responsibility and liability for, and indemnify Aearo against, asbestos and silica-related product liability claims for respirators manufactured prior to July 11, 1995.

Because the date of manufacture for a particular respirator allegedly used in the past is often difficult to determine, Aearo and Cabot have applied the agreement to claims arising out of the alleged use of respirators while exposed to asbestos or silica or products containing asbestos or silica prior to January 1, 1997. With these arrangements in place, Aearo's potential liability is limited to exposures alleged to have arisen from the use of respirators while exposed to asbestos, silica or other occupational dusts on or after January 1, 1997.

To date, Aearo has elected to pay the annual fee. Aearo could potentially be exposed to additional claims for some part of the pre-July 11, 1995 period covered by its agreement with Cabot if Aearo elects to discontinue its participation in this arrangement, or if Cabot is no longer able to meet its obligations in these matters.

Developments may occur that could affect the estimate of Aearo's liabilities. These developments include, but are not limited to: (i) significant changes in the number of future claims, (ii) significant changes in the average cost of resolving claims, (iii) significant changes in the legal costs of defending these claims, (iv) significant changes in the mix and nature of claims received, (v) trial and appellate outcomes, (vi) significant changes in the law and procedure applicable to these claims, (vii) significant changes in the liability allocation among the co-defendants, (viii) the financial viability of members of the Payor Group including exhaustion of available coverage limits, (ix) the outcome of pending insurance coverage litigation among certain other members of the Payor Group and their respective insurers, and/or (x) a determination that the interpretation of the contractual obligations on which Aearo has estimated its share of liability is inaccurate. The Company cannot determine the impact of these potential developments on its current estimate of Aearo's share of liability for these existing and future claims. If any of the developments described above were to occur, the actual amount of these liabilities for existing and future claims could be significantly larger than the reserved amount.

Because of the inherent difficulty in projecting the number of claims that have not yet been asserted, the complexity of allocating responsibility for future claims among the Payor Group, and the several possible developments that may occur that could affect the estimate of Aearo's liabilities, the Company can not estimate the amount or range of amounts by which Aearo's liability may exceed the reserve the Company has established.

Environmental Matters and Litigation

The Company's operations are subject to environmental laws and regulations including those pertaining to air emissions, wastewater discharges, toxic substances, and the handling and disposal of solid and hazardous wastes enforceable by national, state, and local authorities around the world, and private parties in the United States and abroad. These laws and regulations provide, under certain circumstances, a basis for the remediation of contamination, for restoration of or compensation for damages to natural resources, and for personal injury and property damage claims. The Company has incurred, and will continue to incur, costs and capital expenditures in complying with these laws and regulations, defending personal injury and property damage claims, and modifying its business operations in light of its environmental responsibilities. In its effort to satisfy its environmental responsibilities and comply with environmental laws and regulations, the Company has established, and periodically updates, policies relating to environmental standards of performance for its operations worldwide.

Under certain environmental laws, including the United States Comprehensive Environmental Response, Compensation and Liability Act of 1980 and similar state laws, the Company may be jointly and severally liable, typically with other companies, for the costs of remediation of environmental contamination at current or former facilities and at off-site locations. The Company has identified numerous locations, most of which are in the United

States, at which it may have some liability. Please refer to the paragraph entitled "*Environmental Liabilities and Insurance Receivables*" that follows for information on the amount of the reserve.

Environmental Matters

As previously reported, the Company has been voluntarily cooperating with ongoing reviews by local, state, national (primarily the U.S. Environmental Protection Agency (EPA)), and international agencies of possible environmental and health effects of various perfluorinated compounds ("PFCs"), including perfluorooctanyl compounds (perfluorooctanoic acid or "PFOA" and perfluorooctane sulfonate or "PFOS"). As a result of its phase-out decision in May 2000, the Company no longer manufactures perfluorooctanyl compounds, and through changes to its manufacturing process at the end of 2008, no longer uses such compounds in its manufacturing process.

Regulatory activities concerning PFOA and/or PFOS continue in Europe and elsewhere, and before certain international bodies. These activities include gathering of exposure and use information, risk assessment, and consideration of regulatory approaches.

In late 2008 and early 2009, the EPA implemented testing of private wells and soils at certain agricultural sites in Alabama where wastewater treatment sludge was applied from a local wastewater treatment plant that received wastewater from numerous industrial sources. In this same timeframe, the EPA also issued provisional health advisory values for drinking water for PFOA of 0.4 parts per billion ("ppb") and PFOS of 0.2 ppb. The EPA currently believes that these levels are protective of drinking water supplies for a lifetime of consumption and is working with local industry, including 3M, to continue testing private wells in the area. EPA's past testing of public drinking water supplies in Lawrence and Morgan Counties indicate that the levels of PFOA and PFOS are well below the provisional health advisories. 3M and other companies are completing the survey of properties near the sites where wastewater treatment sludge was applied to determine if any further private drinking water wells are present and will continue to monitor for another quarter those few wells that showed levels of PFOS or PFOA above detection levels but below the EPA's provisional health advisory levels. In late 2010, four new wells were identified which will be tested according to the protocol agreed to with the EPA. If any private wells are found to exceed the EPA's provisional health advisory levels, 3M and the other companies will provide alternative water supplies.

As previously reported, the Company entered into a voluntary remedial action agreement with the Alabama Department of Environmental Management (ADEM) to address the presence of PFCs in the soil on the Company's manufacturing facility in Decatur, Alabama. For approximately twenty years, the Company incorporated wastewater treatment plant sludge containing PFCs in fields surrounding its Decatur facility pursuant to a permit issued by ADEM. After a review of the available options to address the presence of PFCs in the soil, ADEM agreed that the preferred remediation option is to use a multilayer cap over the former sludge incorporation areas on the manufacturing site with groundwater migration controls and treatment. Implementation of that option continued throughout 2010 and is expected to be completed in 2014.

The Company continues to work with the Minnesota Pollution Control Agency (MPCA) pursuant to the terms of the previously disclosed May 2007 Settlement Agreement and Consent Order to address the presence of perfluorinated compounds in the soil and groundwater at former disposal sites in Washington County, Minnesota (Oakdale and Woodbury) and at the Company's manufacturing facility at Cottage Grove, Minnesota. Under this agreement, the Company's principal obligations include (i) evaluating releases of perfluoronated compounds from these sites and proposing response actions; (ii) providing treatment or alternative drinking water upon identifying any exceeded level of a Health Based Value ("HBV") or Health Risk Limit ("HRL") (i.e., the amount of a chemical in drinking water determined by the Minnesota Department of Health to be safe for people to drink for a lifetime) for any perfluoronated compounds as a result of contamination from these sites; (iii) remediating any source of other PFCs at these sites that is not controlled by actions to remediate PFOA and PFOS; and (iv) sharing information with the MPCA about perfluoronated compounds. During 2008, the MPCA issued formal decisions adopting remedial options for the former disposal sites in Washington County Minnesota (Oakdale and Woodbury). In August 2009, the MPCA issued a formal decision adopting remedial options for the Company's Cottage Grove manufacturing facility. During the spring and summer of 2010, 3M began implementing the remedial options at the Cottage Grove and Woodbury sites. 3M commenced the remedial option at the Oakdale site in late 2010. At each location the remedial options were among those recommended by the Company. Remediation work will continue at all three sites in 2011.

The Company cannot predict what additional regulatory actions arising from the foregoing proceedings and activities, if any, may be taken regarding such compounds or the consequences of any such actions.

In March 2010, the Wisconsin Department of Justice notified the Company that it is seeking $270,000 in penalties for alleged past violations of the Wisconsin Air Management regulations at the Company's manufacturing facility in

Prairie du Chien, Wisconsin. In July 2010, the Company and the State of Wisconsin reached a settlement of the matter by the Company paying a $150,000 penalty and agreeing to implement two environmental projects at its manufacturing facility.

Environmental Litigation

As previously reported, a former employee filed a purported class action lawsuit in 2002 in the Circuit Court of Morgan County, Alabama, involving perfluorooctanyl chemistry, seeking unstated damages alleging that the plaintiffs suffered fear, increased risk, subclinical injuries, and property damage from exposure to perfluorooctanyl chemistry at or near the Company's Decatur, Alabama, manufacturing facility. The Circuit Court in 2005 granted the Company's motion to dismiss the named plaintiff's personal injury-related claims on the basis that such claims are barred by the exclusivity provisions of the state's Workers Compensation Act. The plaintiffs' counsel filed an amended complaint in November 2006, limiting the case to property damage claims on behalf of a purported class of residents and property owners in the vicinity of the Decatur plant. Also, in 2005, the judge in a second purported class action lawsuit (filed by three residents of Morgan County, Alabama, seeking unstated compensatory and punitive damages involving alleged damage to their property from emissions of perfluorooctanyl compounds from the Company's Decatur, Alabama, manufacturing facility that formerly manufactured those compounds) granted the Company's motion to abate the case, effectively putting the case on hold pending the resolution of class certification issues in the first action described above filed in the same court in 2002. Despite the stay, plaintiffs filed an amended complaint seeking damages for alleged personal injuries and property damage on behalf of the named plaintiffs and the members of a purported class. No further action in the case is expected unless and until the stay is lifted.

In February 2009, a resident of Franklin County, Alabama, filed a purported class action lawsuit in the Circuit Court of Franklin County seeking compensatory damages and injunctive relief based on the application by the Decatur wastewater treatment plant of wastewater treatment sludge to farmland and grasslands in the state that allegedly contain PFOA, PFOS and other perfluorochemicals. The named defendants in the case include 3M, Dyneon LLC, Daikin America, Inc., Synagro-WWT, Inc., Synagro South, LLC and Biological Processors of America. The named plaintiff seeks to represent a class of all persons within the State of Alabama, Inc. who have had PFOA, PFOS and other perfluorochemicals released or deposited on their property. In March 2010, the Alabama Supreme Court ordered the case transferred from Franklin County to Morgan County. In May, 2010, consistent with its handling of the other matters, the Morgan County Circuit Court abated this case, putting it on hold pending the pending the resolution of the class certification issues in the first case filed there.

In July 2009, the Emerald Coast Utilities Authority in Florida filed a lawsuit against the Company, E.I. DuPont de Nemours and Company, Solutia, Inc., and Fire Ram International, Inc. in the Escambia County Circuit Court alleging contamination of public drinking water wells from PFOA and PFOS and seeking to recover costs related to investigation, treatment, remediation and monitoring of alleged PFOA and PFOS contamination of its wells. The Company, joined by the other defendants, removed the lawsuit to the U. S. District Court for the Northern District of Florida. On November 19, 2009 the District Court denied the plaintiff's motion to remand the case to state court, finding that plaintiff's joinder of the only Florida defendant, Fire Ram International, Inc., was fraudulent. The District Court subsequently denied as not timely the plaintiff's motion for leave to file an amended complaint. On April 29, 2010, the Company and the other defendants argued motions for summary judgment, seeking dismissal of the case on various legal grounds. On September 29, 2010, the Court granted these motions and dismissed the lawsuit. The plaintiff opted not to appeal.

In June 2009, the Company, along with more than 250 other companies, was served with a third-party complaint seeking contribution towards the cost of cleaning up a 17-mile stretch of the Passaic River in New Jersey. After commencing an enforcement action in 1990, the State of New Jersey filed suit against Maxus Energy, Tierra Solutions, Occidental Chemical and two other companies seeking cleanup and removal costs and other damages associated with the presence of dioxin and other hazardous substances in the sediment of the Passaic. The third-party complaint seeks to spread those costs among the third-party defendants, including the Company. Based on the cleanup remedy currently proposed by the EPA, the total costs at issue could easily exceed $1 billion. The Company's recent involvement in the case appears to relate to its past disposal of industrial waste at two commercial waste disposal facilities in New Jersey. Whether, and to what extent, the Company may be required to contribute to the costs at issue in the case remains to be determined. The Company does not yet have a basis for estimating its potential exposure in this case, although the Company currently believes its allocable share, if any, is likely to be a fraction of one percent of the total costs.

On December 30, 2010, the State of Minnesota, by its Attorney General Lori Swanson, acting in its capacity as trustee of the natural resources of the State of Minnesota, filed a lawsuit in Hennepin County District Court against 3M to recover damages (including unspecified assessment costs and reasonable attorney's fees) for alleged injury to, destruction of, and loss of use of certain of the State's natural resources under several Minnesota Statutes (including the Minnesota Environmental Response and Liability Act (MERLA) and the Minnesota Water Pollution Control Act (MWPCA)), as well as statutory nuisance and under common law based on claims of trespass, nuisance, and negligence with respect to the presence of PFC's in the groundwater, surface water, fish or other aquatic life and sediments. The State also seeks declarations under MERLA that 3M is responsible for all damages the State may suffer in the future for injuries to natural resources from releases of PFCs into the environment, and under MWPCA that 3M is responsible for compensation for future loss or destruction of fish, aquatic life and other damages. On January 14, 2011, the City of Lake Elmo intervened in the State of Minnesota lawsuit and seeks damages in excess of $50,000 and other legal and equitable relief, including reasonable attorneys' fees, for alleged contamination of city property, wells, groundwater and water contained in the wells with PFCs under several theories, including common law and statutory nuisance, strict liability, trespass, negligence, and conversion.

The Company has not recorded any liabilities for the Company's environmental litigation described in this section because the Company believes that liability is not probable and estimable at this time. Because of the limited activity in these cases, the Company is not able to estimate a possible loss or range of loss, with the exception of the Passaic River litigation, where the Company indicated that its potential exposure, if any, is likely to be a fraction of one percent of the total costs.

Environmental Liabilities and Insurance Receivables

As of December 31, 2010, the Company had recorded liabilities of $24 million for estimated "environmental remediation" costs based upon an evaluation of currently available facts with respect to each individual site and also recorded related insurance receivables of $15 million. The Company records liabilities for remediation costs on an undiscounted basis when they are probable and reasonably estimable, generally no later than the completion of feasibility studies or the Company's commitment to a plan of action. Liabilities for estimated costs of environmental remediation, depending on the site, are based primarily upon internal or third-party environmental studies, and estimates as to the number, participation level and financial viability of any other potentially responsible parties, the extent of the contamination and the nature of required remedial actions. The Company adjusts recorded liabilities as further information develops or circumstances change. The Company expects that it will pay the amounts recorded over the periods of remediation for the applicable sites, currently ranging up to 20 years.

As of December 31, 2010, the Company had recorded liabilities of $90 million for "other environmental liabilities" based upon an evaluation of currently available facts to implement the Settlement Agreement and Consent Order with the MPCA, the remedial action agreement with ADEM, and to address trace amounts of perfluorinated compounds in drinking water sources in the City of Oakdale and Lake Elmo, Minnesota, as well as presence in the soil and groundwater at the Company's manufacturing facilities in Decatur, Alabama, and Cottage Grove, Minnesota, and at two former disposal sites in Washington County, Minnesota (Oakdale and Woodbury). The Company expects that most of the spending will occur over the next five years.

It is difficult to estimate the cost of environmental compliance and remediation given the uncertainties regarding the interpretation and enforcement of applicable environmental laws and regulations, the extent of environmental contamination and the existence of alternative cleanup methods. Developments may occur that could affect the Company's current assessment, including, but not limited to: (i) changes in the information available regarding the environmental impact of the Company's operations and products; (ii) changes in environmental regulations, changes in permissible levels of specific compounds in drinking water sources, or changes in enforcement theories and policies, including efforts to recover natural resource damages; (iii) new and evolving analytical and remediation techniques; (iv) success in allocating liability to other potentially responsible parties; and (v) the financial viability of other potentially responsible parties and third-party indemnitors. For sites included in both "environmental remediation liabilities" and "other environmental liabilities," at which remediation activity is largely complete and remaining activity relates primarily to operation and maintenance of the remedy, including required post-remediation monitoring, the Company believes the exposure to loss in excess of the amount accrued would not be material to the Company's consolidated results of operations or financial condition. However, for locations at which remediation activity is largely on-going, the Company cannot estimate a possible loss or range of loss in excess of the associated established reserves for the reasons described above.

Employment Litigation

Whitaker Lawsuit:

As previously reported, in December, 2004, one current and one former employee of the Company filed a purported class action in the District Court of Ramsey County, Minnesota, seeking to represent a class of all current and certain former salaried employees employed by the Company in Minnesota below a certain salary grade who were age 46 or older at any time during the applicable period to be determined by the Court (the "Whitaker" lawsuit). The complaint alleges the plaintiffs suffered various forms of employment discrimination on the basis of age in violation of the Minnesota Human Rights Act and seeks injunctive relief, unspecified compensatory damages (which they seek to treble under the statute), including back and front pay, punitive damages (limited by statute to $8,500 per claimant) and attorneys' fees. In January 2006, the plaintiffs filed a motion to join four additional named plaintiffs. This motion was unopposed by the Company and the four plaintiffs were joined in the case, although one plaintiff's claim was dismissed following an individual settlement. A class certification hearing was held in December 2007. On April 11, 2008, the Court granted the plaintiffs' motion to certify the case as a class action and defined the class as all persons who were 46 or older when employed by 3M in Minnesota in a salaried exempt position below a certain salary grade at any time on or after May 10, 2003, and who did not sign a document on their last day of employment purporting to release claims arising out of their employment with 3M. On April 28, 2009, the Minnesota Court of Appeals reversed the District Court's class certification decision. The Court of Appeals found that the District Court had not required plaintiffs to meet the proper legal standards for certification of a class under Minnesota law and incorrectly had deferred resolving certain factual disputes that were relevant to the class certification requirements. The Court of Appeals remanded the case to the District Court for further proceedings in line with the evidentiary standards defined in its opinion. The trial court took expert testimony on the class certification issue on May 5-6, 2010 and held a hearing on the issue on August 25, 2010. A new decision on whether the case should proceed as a class action is pending.

Garcia Lawsuit

The Company was served on May 7, 2009 with a purported class action/collective action age discrimination lawsuit, which was filed in United States District Court for the Northern District of California, San Jose Division (the "*Garcia* lawsuit"). The case has since been transferred to the U.S. District Court for the District of Minnesota. The case is still in the initial phase of discovery.

In this case, five former and one current employee of the Company are seeking to represent all current and former salaried employees employed by the Company in the United States during the liability period, which plaintiffs define as 2001 to the present. In addition to the six named plaintiffs, there are presently 86 other current or former employees who have signed "opt-in" forms, seeking to join the action. This number has changed since the case was filed and is likely to change again as the case progresses. The *Garcia* lawsuit expressly excludes those persons encompassed within the proposed class in the *Whitaker* lawsuit. The same firm, joined by additional California counsel and local Minnesota counsel for the *Garcia* lawsuit, represents the plaintiffs in both cases.

The allegations of the complaint in the Garcia lawsuit are similar to those in the *Whitaker* lawsuit. Plaintiffs claim that they and other similarly situated employees suffered various forms of employment discrimination on the basis of age in violation of the federal Age Discrimination in Employment Act. In regard to these claims, plaintiffs seek to represent "all persons who were 46 or older when employed by 3M in the United States in a salaried position below the level of director, or salary grade 18, during the liability period." Because federal law protects persons age 40 and older from age discrimination, with respect to their claim of disparate impact only, plaintiffs also propose an alternative definition of similarly situated persons that would begin at age 40. On behalf of this group, plaintiffs seek injunctive relief, unspecified compensatory damages including back and front pay, benefits, liquidated damages and attorneys' fees.

Certain of the plaintiffs' and putative class members' employment terminated under circumstances in which they were eligible for group severance plan benefits and in connection with those plans they signed waivers of claims, including age discrimination claims. Plaintiffs claim the waivers of age discrimination claims were invalid in various respects. This subset of release-signing plaintiffs seeks a declaration that the waivers of age discrimination claims are invalid, other injunctive, but non-monetary, remedies, and attorneys' fees.

EEOC Age-Discrimination Charges

Six former employees and one current employee, all but one of whom are plaintiffs in the *Garcia* lawsuit, have also filed age discrimination charges against the Company with the U.S. Equal Employment Opportunity Commission and various pertinent state agencies, alleging age discrimination similar to the *Whitaker* and *Garcia* lawsuits and claiming that a class of similarly situated persons exists. Of these, three former employees filed charges in 2005 in Minnesota, Texas, and California. These filings include allegations that the release of claims signed by certain former employees in the purported class defined in the charges is invalid for various reasons and assert age discrimination claims on behalf of certain current and former salaried employees in states other than Minnesota and New Jersey. In 2006, a current employee filed an age discrimination charge against the Company with the U.S. Equal Employment Opportunity Commission and the pertinent state agency in Missouri, asserting claims on behalf of a class of all current and certain former salaried employees who worked in Missouri and other states other than Minnesota and New Jersey. In 2007, a former employee filed an age discrimination charge against the Company with the U.S. Equal Employment Opportunity Commission and the pertinent state agency in California, asserting claims on behalf of a class of all current and certain former salaried employees who worked in California. In January 2009, two former employees filed age discrimination charges against the Company with the U.S. Equal Employment Opportunity Commission and the pertinent state agency in Minnesota. The filings include allegations that the release of claims signed by certain former employees in the purported class defined in the charges is invalid for various reasons and assert age discrimination claims on behalf of certain current and former salaried employees in states other than Minnesota. The same law firm represents the plaintiffs in the *Whitaker* lawsuit as well as the claimants in each of these EEOC proceedings.

In January 2011, 3M reached an agreement in principle with plaintiffs' counsel to resolve the *Whitaker and Garcia* lawsuits. The tentative agreement is subject to required court procedures and preparation of the necessary documents and will be subject to court review and approval. 3M is currently in discussions with the Equal Employment Opportunity Commission to resolve related charges described above. If finalized and approved by the court, administration of the settlement agreements will take several months to complete. The amount of the proposed settlements is not material to the Company's consolidated results of operations or financial condition.

Compliance Matters

On November 12, 2009, the Company contacted the Department of Justice (DOJ) and Securities and Exchange Commission (SEC) to voluntarily disclose that the Company was conducting an internal investigation as a result of reports it received about its subsidiary in Turkey, alleging bid rigging and bribery and other inappropriate conduct in connection with the supply of certain reflective and other materials and related services to Turkish government entities. The Company also contacted certain affected government agencies in Turkey. The Company continues to cooperate with the DOJ and SEC in the Company's ongoing investigation of this matter. The Company retained outside counsel to conduct an assessment of its policies, practices, and controls and to evaluate its overall compliance with the Foreign Corrupt Practices Act, including an ongoing review of our practices in certain other countries. The Company cannot predict at this time the outcome of its investigation or what regulatory actions may be taken or what other consequences may result.

Other Matters

Commercial Litigation

In September 2010, various parties, on behalf of a purported class of shareholders of Cogent, Inc. ("Cogent"), commenced three lawsuits against the Company, Cogent, and its directors in the Delaware Court of Chancery. Plaintiffs allege that 3M, in connection with its tender offer for Cogent shares, aided and abetted the breach of fiduciary duties by Cogent directors and seek an unspecified amount of damages. The three cases were consolidated, expedited discovery was conducted, and Plaintiffs' motion for a preliminary injunction to enjoin the transaction was denied on October 1, 2010. On November 15, 2010, plaintiffs filed an amended complaint that added directors of Cogent, Inc. appointed by 3M, as named defendants, and asserted additional claims of breach of fiduciary duties in connection with the transaction and a subsequent offering period. The transaction closed on December 1, 2010. The Company is defending this matter vigorously.

In September 2010, various parties, again on behalf of a purported class of Cogent shareholders, commenced six lawsuits against the Company, Cogent and its directors in the Los Angeles Superior Court for the State of California that contained similar claims that 3M had aided and abetted the breach of fiduciary duties by Cogent directors. The parties have reached a resolution of these matters. A separate lawsuit was commenced in September 2010 by an individual, again on behalf of a purported class of Cogent shareholders, against Cogent and its directors in the United States District Court for the Central District of California that raised similar claims; plaintiff later filed an amended complaint that also named the Company. The plaintiff has voluntarily dismissed that lawsuit.

Separately, several purported holders of Cogent shares, representing a total of approximately 5.8 million shares, have asserted appraisal rights under Delaware law. The Company is defending this matter vigorously.

In October 2010, Avery Dennison filed a lawsuit against the Company in the United States District Court for the Central District of California, alleging that 3M monopolized or attempted to monopolize the markets for Type XI retroreflective sheeting and for broad high performance sheeting, both of which are used for highway signage, in violation of the Sherman Act, as well as other claims. Avery alleges that 3M manipulated the standards setting process of ASTM International, a private standards setting organization responsible for creating standards for retroreflective sheeting, entered into illegal and anticompetitive contracts, and engaged in other anticompetitive acts including false advertising and disparagement. Avery's antitrust lawsuit follows a lawsuit that 3M filed earlier in 2010 against Avery in the United States District Court for the District of Minnesota claiming that Avery's OmniCube product infringes certain 3M patent rights. 3M's motion to preliminarily enjoin the sales of Avery's OmniCube retroreflective sheeting was denied in December 2010. 3M also filed suit in 2010 seeking a declaratory judgment that 3M's Diamond Grade DG3 full cube retroreflective sheeting does not infringe two Avery patents. In February 2011, the United States District Judge for the Central District of California granted the Company's motion to transfer Avery's antitrust lawsuit to the District of Minnesota.

In December 2010, Meda AB filed a lawsuit in the Supreme Court of the State of New York, County of New York, alleging breach certain representations and warranties contained in the October 2006 acquisition agreement pursuant to which Meda AB acquired the Company's European pharmaceutical business. The lawsuit seeks to recover an amount to be determined at trial, but not less than $200 million, in compensatory damages alleging that 3M failed to disclose, during the due diligence period, certain pricing arrangements between 3M's French subsidiary and the French government agency that determines the eligible levels of reimbursement for prescription pharmaceuticals. As previously stated, the damage amounts specified in complaints are not a meaningful factor in any assessment of the Company's potential liability. The Company believes it has a number of legal and factual defenses to this claim and will vigorously defend it.

No liability has been recorded for the Company's commercial litigation described in this section because the Company believes that liability is not probable and estimable at this time and the Company is not able to estimate a possible loss or range of loss given the limited activity in these cases.

French Competition Authority Investigation

On December 4, 2008, the Company's subsidiary in France ("3M France") received a Statement of Objections from the French Competition Authority ("FCA") alleging an abuse of a dominant position regarding the supply of retro-reflective films for vertical signing applications in France and participation in a concerted practice with the major French manufacturers of vertical signs. On December 22, 2010, the FCA issued a decision finding that there was insufficient evidence that 3M France participated in any such concerted practice. The FCA also found that 3M France from 2003 to 2005 abused a dominant position on the French market for retro-reflective films intended for the manufacturing of vertical signs through discriminatory rebates and characteristics of its accreditation system and fined 3M France 1.97 million Euros. While the Company disagrees with the FCA's decision on abuse of a dominant position, the Company does not plan to appeal. The Company does not expect any additional litigation to arise from the FCA decision.

NOTE 15. Employee Savings and Stock Ownership Plans

The Company sponsors employee savings plans under Section 401(k) of the Internal Revenue Code. These plans are offered to substantially all regular U.S. employees. Effective January 1, 2010, substantially all Company contributions are made in cash. During 2008 the Board of Directors approved various changes to the employee savings plans. For substantially all employees hired prior to January 1, 2009, employee 401(k) contributions of up to 6% of eligible compensation are matched at rates of 60% or 75%, depending on the plan the employee participated in. Employees hired on or after January 1, 2009 receive a cash match of 100% for employee 401(k) contributions of up to 6% of eligible compensation and also receive an employer retirement income account cash contribution of 3% of the participant's total eligible compensation. All contributions are invested in a number of investment funds pursuant to their elections.

The Company maintained an Employee Stock Ownership Plan (ESOP) that was established in 1989 as a cost-effective way of funding the majority of the Company's contributions under 401(k) employee savings plans. Total ESOP shares were considered to be shares outstanding for earnings per share calculations. The ESOP debt matured in 2009.

Dividends on shares held by the ESOP were paid to the ESOP trust and, together with Company contributions, were used by the ESOP to repay principal and interest on the outstanding ESOP debt. The tax benefit related to dividends paid on unallocated shares was charged directly to equity and totaled approximately $1 million in 2009 and $2 million in 2008. Over the life of the ESOP debt, shares were released for allocation to participants based on the ratio of the current year's debt service to the remaining debt service prior to the current payment.

Until 2009, the ESOP was the primary funding source for the Company's employee savings plans. As permitted by accounting standards relating to employers' accounting for employee stock ownership plans, the debt of the ESOP was recorded as debt, and shares pledged as collateral were reported as unearned compensation in the Consolidated Balance Sheet and Consolidated Statement of Changes in Equity. Unearned compensation was reduced symmetrically as the ESOP made principal payments on the debt. Expenses related to the ESOP included total debt service on the notes, less dividends. The Company contributed treasury shares (accounted for at fair value) and cash (in 2010 and 2009) to employee savings plans to cover obligations not funded by the ESOP (reported as an employee benefit expense).

Employee Savings and Stock Ownership Plans

(Millions)	2010	2009	2008
Dividends on shares held by the ESOP	$ —	$ 31	$ 33
Company contributions to the ESOP	—	16	14
Interest incurred on ESOP notes		1	3
Amounts reported as an employee benefit expense:			
Expenses related to ESOP debt service	—	10	9
Expenses related to treasury shares	—	25	3
Expenses for Company contributions made in cash	97	6	—

ESOP Debt Shares

	2010	2009	2008
Allocated	—	14,473,474	14,240,026
Committed to be released	—	—	27,201
Unreleased	—	—	1,333,692

Various international countries participate in defined contribution plans. Expenses related to employer contributions to these plans were $36 million, $22 million and $23 million for 2010, 2009 and 2008, respectively.

NOTE 16. Stock-Based Compensation

In May 2008, shareholders approved 35 million shares for issuance under the "3M 2008 Long-Term Incentive Plan", which replaced and succeeded the 2005 Management Stock Ownership Program (MSOP), the 3M Performance Unit Plan, and the 1992 Directors Stock Ownership Program. In May 2010, shareholders approved an additional 29 million shares for issuance under the 2008 Plan, increasing the number of approved shares from 35 million to 64 million shares. Awards under this plan may be issued in the form of Incentive Stock Options, Nonqualified Stock Options, Progressive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Other Stock Awards, and Performance Units and Performance Shares. Awards denominated in shares of common stock other than options and Stock Appreciation Rights, per the 2008 Plan, count against the 64 million share limit as 3.38 shares for every one share covered by such award (for full value awards with grant dates prior to May 11, 2010), or as 2.87 shares for every one share covered by such award (for full value awards with grant dates of May 11, 2010, or later). The remaining total shares available for grant under the 2008 Long Term Incentive Plan Program are 31,825,085 as of December 31, 2010.

The Company's annual stock option and restricted stock unit grant is made in February to provide a strong and immediate link between the performance of individuals during the preceding year and the size of their annual stock compensation grants. The grant to eligible employees uses the closing stock price on the grant date. Stock options vest over a period from one to three years with the expiration date at 10 years from date of grant. Accounting rules require recognition of expense under a non-substantive vesting period approach, requiring compensation expense recognition when an employee is eligible to retire. Employees are considered eligible to retire at age 55 and after having completed five years of service. Approximately 25 to 30 percent of the stock-based compensation award expense dollars are for this retiree-eligible population; therefore, higher stock-based compensation expense is recognized in the first quarter. Beginning in 2007, the Company reduced the number of traditional stock options granted under the MSOP plan by reducing the number of employees eligible to receive annual grants and by shifting a portion of the annual grant away from traditional stock options primarily to restricted stock units. However, associated with the reduction in the number of eligible employees, the Company provided a one-time "buyout" grant in 2007 of restricted stock units to the impacted employees. 3M also has granted progressive (reload) options. These options are nonqualified stock options that were granted to certain participants under the 1997 or 2002 MSOP, but for which the reload feature was eliminated in 2005 (on a prospective basis only). Participants who had options granted prior to this effective date may still qualify to receive new progressive (reload) stock options.

In addition to the annual grants, the Company makes other minor grants of stock options, restricted stock units and other stock-based grants. The Company issues cash settled Restricted Stock Units and Stock Appreciation Rights in certain countries. These grants do not result in the issuance of Common Stock and are considered immaterial by the Company. There were approximately 13,524 participants with outstanding options, restricted stock, or restricted stock units at December 31, 2010.

Amounts recognized in the financial statements with respect to stock-based compensation programs, which include stock options, restricted stock, restricted stock units and the General Employees' Stock Purchase Plan (GESPP), are provided in the following table. The income tax benefits shown in the table can fluctuate by period due to the amount of employee "disqualifying dispositions" related to Incentive Stock Options (ISOs). The Company last granted ISOs in 2002.

Stock-Based Compensation Expense

(Millions)	Years ended December 31 2010	2009	2008
Cost of sales	**$ 31**	$ 38	$ 43
Selling, general and administrative expenses	**209**	144	122
Research, development and related expenses	**34**	35	37
Stock-based compensation expenses	**$ 274**	$ 217	$ 202
Income tax benefits	**$ (98)**	$ (62)	$ (71)
Stock-based compensation expenses, net of tax	**$ 176**	$ 155	$ 131

The following table summarizes stock option activity during the twelve months ended December 31:

Stock Option Program

	2010		2009		2008	
	Number of Options	Exercise Price*	Number of Options	Exercise Price*	Number of Options	Exercise Price*
Under option —						
January 1	**74,268,165**	**$ 72.39**	75,452,722	$ 71.96	74,613,051	$ 70.50
Granted:						
Annual	**5,788,313**	**78.79**	6,649,672	53.93	5,239,660	77.22
Progressive (Reload)	**188,105**	**88.67**	68,189	77.37	78,371	79.53
Other	**27,911**	**82.13**	4,654	50.85	20,389	79.25
Exercised	**(9,678,654)**	**59.11**	(6,930,544)	49.83	(3,797,663)	49.38
Canceled	**(258,796)**	**70.76**	(976,528)	73.50	(701,086)	79.12
December 31	**70,335,044**	**$ 74.80**	74,268,165	$ 72.39	75,452,722	$ 71.96
Options exercisable						
December 31	**58,201,617**	**$ 75.87**	62,414,398	$ 73.73	63,282,408	$ 70.01

* Weighted average

Outstanding shares under option include grants from previous plans. For options outstanding at December 31, 2010, the weighted-average remaining contractual life was 56 months and the aggregate intrinsic value was $821 million. For options exercisable at December 31, 2010, the weighted-average remaining contractual life was 47 months and the aggregate intrinsic value was $619 million. As of December 31, 2010, there was $65 million of compensation expense that has yet to be recognized related to non-vested stock option-based awards. This expense is expected to be recognized over the remaining weighted-average vesting period of 1.7 years.

The total intrinsic values of stock options exercised during 2010, 2009 and 2008, respectively, was $263 million, $108 million and $107 million. Cash received from options exercised during 2010, 2009 and 2008, respectively, was $571 million, $345 million and $188 million. The Company's actual tax benefits realized for the tax deductions related to the exercise of employee stock options for 2010, 2009 and 2008, respectively, was $93 million, $38 million and $34 million. Capitalized stock-based compensation amounts were not material for the twelve months ended 2010, 2009 and 2008.

The Company does not have a specific policy to repurchase common shares to mitigate the dilutive impact of options; however, the Company has historically made adequate discretionary purchases, based on cash availability, market trends and other factors, to satisfy stock option exercise activity.

For annual and progressive (reload) options, the weighted average fair value at the date of grant was calculated using the Black-Scholes option-pricing model and the assumptions that follow.

Stock Option Assumptions

	Annual			Progressive (Reload)		
	2010	2009	2008	**2010**	2009	2008
Exercise price	**$ 78.72**	$ 54.11	$ 77.22	**$ 86.72**	$ 77.83	$ 79.76
Risk-free interest rate	**2.8%**	2.2%	3.1%	**0.6%**	1.4%	4.3%
Dividend yield	**2.5%**	2.3%	2.0%	**2.5%**	2.0%	2.0%
Volatility	**25.7%**	30.3%	21.7%	**33.2%**	30.7%	18.7%
Expected life (months)	**72**	71	70	**17**	32	25
Black-Scholes fair value	**$ 16.50**	$ 13.00	$ 15.28	**$ 12.01**	$ 14.47	$ 12.00

Expected volatility is a statistical measure of the amount by which a stock price is expected to fluctuate during a period. For the 2010, 2009 and 2008 annual grant date, the Company estimated the expected volatility based upon the average of the most recent one year volatility, the median of the term of the expected life rolling volatility, the median of the most recent term of the expected life volatility of 3M stock, and the implied volatility on the grant date. The expected term assumption is based on the weighted average of historical grants.

The following table summarizes restricted stock and restricted stock unit activity during the twelve months ended December 31:

Restricted Stock and Restricted Stock Units

	2010		2009		2008	
	Number of Awards	Grant Date Fair Value*	Number of Awards	Grant Date Fair Value*	Number of Awards	Grant Date Fair Value*
Nonvested balance —						
As of January 1	**4,379,480**	**$ 68.85**	2,957,538	$ 77.41	2,001,581	$ 77.63
Granted:						
Annual	**902,549**	**78.81**	1,150,819	53.89	924,120	77.23
Performance shares	**760,645**	**73.99**	—	—	—	—
Other	**527,823**	**79.56**	522,581	54.82	188,473	73.16
Vested	**(948,233)**	**79.12**	(157,104)	73.26	(64,806)	68.72
Forfeited	**(48,962)**	**69.57**	(94,354)	69.57	(91,830)	77.76
As of December 31	**5,573,302**	**$ 70.43**	4,379,480	$ 68.85	2,957,538	$ 77.41

* Weighted average

As of December 31, 2010, there was $101 million of compensation expense that has yet to be recognized related to non-vested restricted stock and restricted stock units. This expense is expected to be recognized over the remaining weighted-average vesting period of 1.8 years. The total fair value of restricted stock and restricted stock units that vested during the twelve-month periods ended December 31, 2010, 2009 and 2008, respectively, was $75 million, $10 million and $4 million. The Company's actual tax benefits realized for the tax deductions related to the vesting of restricted stock and restricted stock units was $20 million for 2010 and was not material for 2009 and 2008.

Restricted stock units granted under the "3M 2008 Long-Term Incentive Plan" generally vest three years following the grant date assuming continued employment. The one-time "buyout" restricted stock unit grant in 2007 vests at the end of five years. Restricted stock unit grants issued in 2008 and prior did not accrue dividends during the vesting period. Beginning in 2009, dividend equivalents equal to the dividends payable on the same number of shares of 3M common stock accrue on these restricted stock units during the vesting period, although no dividend equivalents are paid on any of these restricted stock units that are forfeited prior to the vesting date. Dividends are paid out in cash at the vest date on all vested restricted stock units. Since the rights to dividends are forfeitable, there is no impact on basic earnings per share calculations. Weighted average restricted stock unit shares outstanding are included in the computation of diluted earnings per share.

General Employees' Stock Purchase Plan (GESPP):

In May 1997, shareholders approved 30 million shares for issuance under the Company's GESPP. Substantially all employees are eligible to participate in the plan. Participants are granted options at 85% of market value at the date of grant. There are no GESPP shares under option at the beginning or end of each year because options are granted on the first business day and exercised on the last business day of the same month.

General Employees' Stock Purchase Plan

	2010		2009		2008	
	Shares	**Exercise Price***	**Shares**	**Exercise Price***	**Shares**	**Exercise Price***
Options granted	**1,325,579**	**$ 70.57**	1,655,936	$ 50.58	1,624,775	$ 62.68
Options exercised	**(1,325,579)**	**70.57**	(1,655,936)	50.58	(1,624,775)	62.68
Shares available for grant — December 31	**4,334,360**		5,659,939		7,315,875	

* Weighted average

The weighted-average fair value per option granted during 2010, 2009 and 2008 was $12.45, $8.93 and $11.06, respectively. The fair value of GESPP options was based on the 15% purchase price discount. The Company recognized compensation expense for GESSP options of $17 million in 2010, $15 million in 2009 and $18 million in 2008.

NOTE 17. Business Segments

Effective in the first quarter of 2010, 3M made certain product moves between its business segments in its continuing effort to drive growth by aligning businesses around markets and customers. There were no changes impacting business segments related to product moves for the Health Care segment, Consumer and Office segment, Display and Graphics segment, or Electro and Communications segment. The product moves between business segments are summarized as follows:

- Certain acoustic systems products in the Occupational Health and Environmental Safety Division (part of the Safety, Security and Protection Services business segment) were transferred to the Automotive Division within the Industrial and Transportation business segment. In addition, thermal acoustics systems products which were included in the Occupational Health and Environmental Safety Division as a result of 3M's April 2008 acquisition of Aearo Holding Corp. were transferred to the Aerospace and Aircraft Maintenance Department within the Industrial and Transportation business segment. These product moves establish an acoustic center of excellence within the Industrial and Transportation business segment. The preceding product moves resulted in an increase in net sales for total year 2009 of $116 million for Industrial and Transportation, which was offset by a corresponding decrease in net sales for Safety, Security and Protection Services.

3M's businesses are organized, managed and internally grouped into segments based on differences in products, technologies and services. 3M continues to manage its operations in six operating business segments: Industrial and Transportation; Health Care; Display and Graphics; Consumer and Office; Safety, Security and Protection Services; and Electro and Communications. 3M's six business segments bring together common or related 3M technologies, enhancing the development of innovative products and services and providing for efficient sharing of business resources. These segments have worldwide responsibility for virtually all 3M product lines. 3M is not dependent on any single product/service or market. Certain small businesses and lab-sponsored products, as well as various corporate assets and expenses, are not attributed to the business segments. Transactions among reportable segments are recorded at cost.

The financial information presented herein reflects the impact of all of the preceding segment structure changes for all periods presented.

Business Segment Products

Business Segment	Major Products
Industrial and Transportation	Tapes, coated and nonwoven abrasives, adhesives, specialty materials, filtration products, closure systems for personal hygiene products, acoustic systems products, automotive components, abrasion-resistant films, structural adhesives and paint finishing and detailing products, energy control products
Health Care	Medical and surgical supplies, skin health and infection prevention products, drug delivery systems, dental and orthodontic products, health information systems and food safety products
Display and Graphics	Optical films solutions for electronic displays, reflective sheeting for transportation safety, commercial graphics systems, and mobile interactive solutions, including mobile display technology, visual systems and computer privacy filters
Consumer and Office	Sponges, scouring pads, high-performance cloths, consumer and office tapes, repositionable notes, indexing systems, construction and home improvement products, home care products, protective material products, and consumer and office tapes and adhesives
Safety, Security and Protection Services	Personal protection products, safety and security products, commercial cleaning and protection products, floor matting, roofing granules for asphalt shingles, and Track and Trace products, such as library patron self-checkout systems (supply chain execution software solutions sold in June 2008)
Electro and Communications	Packaging and interconnection devices, insulating and splicing solutions for the electronics, telecommunications and electrical industries, and touch screens and touch monitors

Business Segment Information

	Net Sales			Operating Income		
(Millions)	2010	2009	2008	2010	2009	2008
Industrial and Transportation	**$ 8,581**	$ 7,232	$ 8,294	**$ 1,799**	$ 1,259	$ 1,568
Health Care	**4,521**	4,294	4,303	**1,364**	1,350	1,175
Display and Graphics	**3,884**	3,132	3,268	**946**	590	583
Consumer and Office	**3,853**	3,471	3,578	**840**	748	683
Safety, Security and Protection Services	**3,308**	3,064	3,330	**707**	724	689
Electro and Communications	**2,922**	2,276	2,835	**631**	322	540
Corporate and Unallocated	**9**	12	22	**(277)**	(100)	59
Elimination of Dual Credit	**(416)**	(358)	(361)	**(92)**	(79)	(79)
Total Company	**$ 26,662**	$ 23,123	$ 25,269	**$ 5,918**	$ 4,814	$ 5,218

	Assets			Depreciation & Amortization			Capital Expenditures		
(Millions)	2010	2009	2008	2010	2009	2008	2010	2009	2008
Industrial and Transportation	**$ 6,813**	$ 6,441	$ 6,373	**$ 331**	$ 333	$ 288	**$ 343**	$ 235	$ 355
Health Care	**4,190**	3,218	3,096	**131**	143	146	**78**	125	169
Display and Graphics	**3,729**	3,564	3,479	**187**	174	220	**185**	160	305
Consumer and Office	**2,149**	1,819	1,815	**100**	88	79	**69**	43	87
Safety, Security and Protection Services	**3,995**	3,206	3,127	**168**	169	147	**130**	93	107
Electro and Communications	**2,135**	2,067	2,186	**96**	102	127	**98**	60	143
Corporate and Unallocated	**7,145**	6,935	5,717	**107**	148	146	**188**	187	305
Total Company	**$30,156**	$27,250	$25,793	**$ 1,120**	$ 1,157	$ 1,153	**$ 1,091**	$ 903	$ 1,471

Corporate and Unallocated operating income includes a variety of miscellaneous items, such as corporate investment gains and losses, certain derivative gains and losses, insurance-related gains and losses, certain litigation and environmental expenses, corporate restructuring charges and certain under- or over-absorbed costs (e.g. pension, stock-based compensation) that the Company may choose not to allocate directly to its business segments. Because this category includes a variety of miscellaneous items, it is subject to fluctuation on a quarterly and annual basis.

3M business segment reporting measures include dual credit to business segments for certain U.S. sales and related operating income. Management evaluates each of its six operating business segments based on net sales and operating income performance, including dual credit U.S. reporting to further incentivize U.S. sales growth. As a result, 3M provides additional ("dual") credit to those business segments selling products in the U.S. to an external customer when that segment is not the primary seller of the product. For example, certain respirators are primarily sold by the Occupational Health and Environmental Safety Division within the Safety, Security and Protection Services business segment; however, the Industrial and Transportation business segment also sells this product to certain customers in its U.S. markets. In this example, the non-primary selling segment (Industrial and Transportation) would also receive credit for the associated net sales it initiated and the related approximate operating income. The assigned operating income related to dual credit activity may differ from operating income that would result from actual costs associated with such sales. The offset to the dual credit business segment reporting is reflected as a reconciling item entitled "Elimination of Dual Credit," such that sales and operating income for the U.S. in total are unchanged.

3M is an integrated enterprise characterized by substantial intersegment cooperation, cost allocations and inventory transfers. Therefore, management does not represent that its business segments, if operated independently, would report the operating income and other financial information shown. The difference between operating income and pre-tax income relates to interest income and interest expense, which are not allocated to business segments. Segment operating income and assets in the preceding table include allocations resulting from the shared utilization of certain corporate or otherwise unallocated assets. However, the separate amounts stated for segment depreciation, amortization, and capital expenditures are based on secondary performance measures used by management that do not include allocations of certain corporate items.

Segment assets for the operating business segments (excluding Corporate and Unallocated) primarily include accounts receivable; inventory; property, plant and equipment — net; goodwill and intangible assets; and other miscellaneous assets. Assets included in Corporate and Unallocated principally are cash, cash equivalents and marketable securities; insurance receivables; deferred income taxes; certain investments and other assets, including prepaid pension assets. Corporate and unallocated assets can change from year to year due to changes in cash, cash equivalents and marketable securities, changes in prepaid pension benefits, and changes in other unallocated asset categories.

The most significant items impacting 2009 and 2008 results were restructuring actions and exit activities. Refer to Note 4 for discussion of restructuring actions and exit activities.

NOTE 18. Geographic Areas

Geographic area information is used by the Company as a secondary performance measure to manage its businesses. Export sales and certain income and expense items are generally reported within the geographic area where the final sales to 3M customers are made.

(Millions)	Net Sales 2010	Net Sales 2009	Net Sales 2008	Operating Income 2010	Operating Income 2009	Operating Income 2008	Property, Plant and Equipment - net 2010	Property, Plant and Equipment - net 2009
United States	**$ 9,210**	$ 8,509	$ 9,179	**$ 1,636**	$ 1,640	$ 1,578	**$ 3,888**	$ 3,809
Asia Pacific	**8,259**	6,120	6,423	**2,400**	1,528	1,662	**1,605**	1,366
Europe, Middle East and Africa	**6,259**	5,972	6,941	**1,112**	1,003	1,294	**1,239**	1,318
Latin America and Canada	**2,950**	2,516	2,723	**797**	631	693	**547**	507
Other Unallocated	**(16)**	6	3	**(27)**	12	(9)	**—**	—
Total Company	**$ 26,662**	$ 23,123	$ 25,269	**$ 5,918**	$ 4,814	$ 5,218	**$ 7,279**	$ 7,000

Restructuring and exit activities significantly impacted results by geographic area in 2009 and 2008. Refer to Note 4 for discussion of restructuring and exit activities.

Asia Pacific includes Japan net sales to customers of $2.464 billion in 2010, $1.979 billion in 2009 and $2.180 billion in 2008. Asia Pacific includes Japan net property, plant and equipment of $420 million in 2010 and $364 million in 2009.

NOTE 19. Quarterly Data (Unaudited)

(Millions, except per-share amounts) 2010	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year 2010
Net sales	**$ 6,348**	**$ 6,731**	**$ 6,874**	**$ 6,709**	**$ 26,662**
Cost of sales	**3,238**	**3,435**	**3,583**	**3,575**	**13,831**
Net income attributable to 3M	**930**	**1,121**	**1,106**	**928**	**4,085**
Earnings per share attributable to 3M common shareholders — basic	**1.31**	**1.57**	**1.55**	**1.30**	**5.72**
Earnings per share attributable to 3M common shareholders — diluted	**1.29**	**1.54**	**1.53**	**1.28**	**5.63**

(Millions, except per-share amounts) 2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year 2009
Net sales	$ 5,089	$ 5,719	$ 6,193	$ 6,122	$ 23,123
Cost of sales	2,772	2,977	3,171	3,189	12,109
Net income attributable to 3M	518	783	957	935	3,193
Earnings per share attributable to 3M common shareholders — basic	0.75	1.12	1.36	1.32	4.56
Earnings per share attributable to 3M common shareholders — diluted	0.74	1.12	1.35	1.30	4.52

Gross profit is calculated as net sales minus cost of sales. In the first quarter of 2010, a charge resulting from the March 2010 enactment of the Patient Protection and Affordable Care Act, including modifications made in the Health Care and Education Reconciliation Act of 2010, decreased net income attributable to 3M by $84 million ($0.12 per diluted share impact on year 2010). In 2009, restructuring charges, partially offset by a gain on sale of real estate, decreased net income attributable to 3M by $119 million, or $0.17 per diluted share, with $45 million ($0.07 per diluted share) in the first quarter, $60 million ($0.08 per diluted share) in the second quarter and $14 million ($0.02 per diluted share) in the third quarter.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

a. The Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's "disclosure controls and procedures" (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective.

b. The Company's management is responsible for establishing and maintaining an adequate system of internal control over financial reporting, as defined in the Exchange Act Rule 13a-15(f). Management conducted an assessment of the Company's internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework*. Based on the assessment, management concluded that, as of December 31, 2010, the Company's internal control over financial reporting is effective. Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2010 excluded Cogent Inc., Arizant Inc. and Attenti Holdings S.A., which were all acquired by the Company in the fourth quarter of 2010 in purchase business combinations. Total assets and total net sales recorded by the Company related to these acquisitions, in the aggregate, represented less than 10 percent of consolidated total assets and less than 1 percent of consolidated net sales of the Company, respectively, as of and for the year ended December 31, 2010. Companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company under guidelines established by the Securities and Exchange Commission. The Company's internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2010.

c. There was no change in the Company's internal control over financial reporting that occurred during the Company's most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

Pursuant to Section 1503 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Act") which became effective August 20, 2010, the Company is required to disclose, in connection with the four mines it operates, certain safety information in its periodic reports filed with the SEC. During the year 2010, the Little Rock, Arkansas, mine received citations for three violations as defined under Section 1503 (a)(1)(A) of the Act, from the Mine Safety and Health Administration (the "Violations"). The Little Rock facility received proposed assessments of $4,224 which are reportable under Section 1503 (a)(1)(F) of the Act. The Corona, California mine received citations for seven Violations as defined, and had proposed assessments in the total amount of $38,789. The Wausau, Wisconsin mine received citations for eighteen Violations. The Wausau facility received proposed assessments in the total amount of $17,419 which are reportable under Section 1503 (a)(1)(F) of the Act. The Pittsboro, North Carolina, mine received no citation for any Violations as defined, but received a proposed assessment for other violations in the total amount of $400. During the year 2010, the Company did not receive any other citations or orders reportable under Section 1503(a)(1) or have other violations reportable thereunder, had no mining-related fatalities, received no written notices from the Mine Safety and Health Administration reportable under Section 1503(a)(2), and had no pending legal action before the Federal Mine Safety and Health Review Commission.

PART III

Documents Incorporated by Reference

In response to Part III, Items 10, 11, 12, 13 and 14, parts of the Company's definitive proxy statement (to be filed pursuant to Regulation 14A within 120 days after Registrant's fiscal year-end of December 31, 2010) for its annual meeting to be held on May 10, 2011, are incorporated by reference in this Form 10-K.

Item 10. Directors, Executive Officers and Corporate Governance.

The information relating to directors and nominees of 3M is set forth under the caption "Proposal No. 1 — Election of Directors" in 3M's proxy statement for its annual meeting of stockholders to be held on May 10, 2011 ("3M Proxy Statement") and is incorporated by reference herein. Information about executive officers is included in Item 1 of this Annual Report on Form 10-K. The information required by Items 405, 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is contained under the captions "Section 16(a) Beneficial Ownership Reporting Compliance", "Governance of the Company — Director Nomination Process", "Board and Committee Membership — Audit Committee" of the 3M Proxy Statement and such information is incorporated by reference herein.

Code of Ethics. All of our employees, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer and Controller, are required to abide by 3M's long-standing business conduct policies to ensure that our business is conducted in a consistently legal and ethical manner. 3M has posted the text of such code of ethics on its website (http://www.3M.com/businessconduct). At the same website, any future amendments to the code of ethics will also be posted. Any person may request a copy of the code of ethics, at no cost, by writing to us at the following address:

3M Company
3M Center, Building 220-9E-02
St. Paul, MN 55144-1000
Attention: Director, Business Conduct and Compliance

Item 11. Executive Compensation.

The information required by Item 402 of Regulation S-K is contained under the captions "Executive Compensation" (excluding the information under the caption "— Compensation Committee Report") and "Director Compensation and Stock Ownership Guidelines" of the 3M Proxy Statement. Such information is incorporated by reference.

The information required by Items 407(e)(4) and (e)(5) of Regulation S-K is contained under the captions "Compensation Committee Interlocks and Insider Participation" and "Executive Compensation — Compensation Committee Report" of the 3M Proxy Statement. Such information (other than the Compensation Committee Report, which shall not be deemed to be "filed") is incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information relating to security ownership of certain beneficial owners and management is set forth under the designation "Information on Stock Ownership of Directors and Executive Officers" and "Security Ownership of More Than 5 Percent Stockholders" in the 3M Proxy Statement and such information is incorporated by reference herein.

Equity compensation plans information as of December 31, 2010 follows:

Equity Compensation Plans Information (1)

Plan Category	A Number of securities to be issued upon exercise of outstanding options, warrants and rights	B Weighted-average exercise price of outstanding options, warrants and rights	C Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A)
Equity compensation plans approved by security holders			
Stock options	**70,335,044**	**$ 74.80**	—
Restricted stock units	**5,549,080**	—	—
Non-employee director deferred stock units	**199,323**	—	—
Total	**76,083,447**	**$ 74.80**	**31,825,085**
Employee stock purchase plan	—	—	**4,334,360**
Subtotal	**76,083,447**	**$ 74.80**	**36,159,445**
Equity compensation plans not approved by security holders	—	—	—
Total	**76,083,447**	**$ 74.80**	**36,159,445**

(1) In column B, the weighted-average exercise price is only applicable to stock options. In column C, the number of securities remaining available for future issuance for stock options, restricted stock units, and stock awards for non-employee directors is approved in total and not individually with respect to these items.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

With respect to certain relationships and related transactions as set forth in Item 404 of Regulation S-K, no matters require disclosure with respect to transactions with related persons. The information required by Item 404(b) and Item 407(a) of Regulation S-K is contained under the captions "Governance of the Company — Related Person Transaction Policy and Procedures" and "Governance of the Company — Director Independence" of the 3M Proxy Statement and such information is incorporated by reference herein.

Item 14. Principal Accounting Fees and Services.

The information relating to principal accounting fees and services is set forth under the designation "Fees of the Independent Registered Public Accounting Firm" and "Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Registered Public Accounting Firm" in the 3M Proxy Statement and such information is incorporated by reference herein.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) (1) Financial Statements. The consolidated financial statements filed as part of this report are listed in the index to financial statements on page 41 as follows:

	Page Number
Report of Independent Registered Public Accounting Firm	43
Consolidated Statement of Income for the years ended December 31, 2010, 2009 and 2008	44
Consolidated Balance Sheet at December 31, 2010 and 2009	45
Consolidated Statement of Changes in Equity and Comprehensive Income for the years ended December 31, 2010, 2009 and 2008	46-47
Consolidated Statement of Cash Flows for the years ended December 31, 2010, 2009 and 2008	48
Notes to Consolidated Financial Statements	49-117

(a) (2) Financial Statement Schedules. Financial statement schedules are omitted because of the absence of the conditions under which they are required or because the required information is included in the Consolidated Financial Statements or the notes thereto. The financial statements of unconsolidated subsidiaries are omitted because, considered in the aggregate, they would not constitute a significant subsidiary.

(a) (3) Exhibits. The exhibits are either filed with this report or incorporated by reference into this report. Exhibit numbers 10.1 through 10.46 are management contracts or compensatory plans or arrangements. See (b) Exhibits, which follow.

(b) Exhibits.

Index to Exhibits:

(3) Articles of Incorporation and bylaws

- (3.1) Certificate of incorporation, as amended as of May 11, 2007, is incorporated by reference from our Form 8-K dated May 14, 2007.
- (3.2) Bylaws, as amended as of February 10, 2009, are incorporated by reference from our Form 8-K dated February 12, 2009.

(4) Instruments defining the rights of security holders, including indentures:

- (4.1) Indenture, dated as of November 17, 2000, between 3M and The Bank of New York Mellon Trust Company, N.A., as successor trustee, with respect to 3M's senior debt securities, is incorporated by reference from our Form 8-K dated December 7, 2000.
- (4.2) Indenture, dated as of November 21, 2002, between 3M and The Bank of New York Mellon Trust Company, N.A., as successor trustee, with respect to Liquid Yield Option™ Notes zero coupon senior debt securities, is incorporated by reference from Registration No. 333-103234 on Form S-3 filed on February 14, 2003.
- (4.3) First Supplemental Indenture, dated as of November 16, 2005, to Indenture between 3M and the Bank of New York Mellon Trust Company, N.A., as successor trustee, with respect to Liquid Yield Option™ Notes zero coupon senior debt securities, is incorporated by reference from our 8-K dated November 17, 2005.
- (4.4) Except as set forth in the preceding Exhibits 4.1, 4.2 and 4.3, the instruments defining the rights of holders of long-term debt securities of 3M have been omitted. We agree to furnish to the SEC, upon request, a copy of such instruments with respect to issuances of long-term debt of 3M.

(10) Material contracts and management compensation plans and arrangements:

- (10.1) 3M 2008 Long-Term Incentive Plan (including amendments through February 2010) is incorporated by reference from our Form 8-K dated May 12, 2010.
- (10.2) Form of Agreement for Stock Option Grants to Executive Officers under 3M 2008 Long-Term Incentive Plan is incorporated by reference from our Form 8-K dated May 13, 2008.
- (10.3) Form of Stock Option Agreement for options granted to Executive Officers under the 3M 2008 Long-Term Incentive Plan, commencing February 9, 2010, is incorporated by reference from our Form 10-K for the year ended December 31, 2009.
- (10.4) Form of Restricted Stock Unit Agreement for restricted stock units granted to Executive Officers under the 3M Long-Term Incentive Plan, effective February 9, 2010, is incorporated by reference from our Form 10-K for the year ended December 31, 2009.
- (10.5) Form of 3M 2010 Performance Share Award under the 3M 2008 Long-Term Incentive Plan is incorporated by reference from our Form 8-K dated March 4, 2010.
- (10.6) Form of Stock Option Agreement for U.S. Employees under 3M 2008 Long-Term Incentive Plan is incorporated by reference from our Form 10-K for the year ended December 31, 2008.
- (10.7) Form of Restricted Stock Unit Agreement for U.S. Employees under 3M 2008 Long-Term Incentive Plan is incorporated by reference from our Form 10-K for the year ended December 31, 2008.
- (10.8) Amendment of the 3M 2005 Management Stock Ownership Program and the 3M 2008 Long-term Incentive Plan — transfer of stock options to former spouses, is filed herewith.
- (10.9) 3M 2005 Management Stock Ownership Program is incorporated by reference from our Proxy Statement for the 2005 Annual Meeting of Stockholders.

(10.10) 3M 2002 Management Stock Ownership Program is incorporated by reference from our Proxy Statement for the 2002 Annual Meeting of Stockholders.

(10.11) 3M 1997 Management Stock Ownership Program is incorporated by reference from our Proxy Statement for the 1997 Annual Meeting of Stockholders.

(10.12) Amendments of 3M 1997, 2002 and 2005 Management Stock Ownership Programs are incorporated by reference from our Form 8-K dated November 14, 2008.

(10.13) Form of award agreement for non-qualified stock options granted under the 2005 Management Stock Ownership Program, is incorporated by reference from our Form 8-K dated May 16, 2005.

(10.14) Form of award agreement for non-qualified stock options granted under the 2002 Management Stock Ownership Program, is incorporated by reference from our Form 10-K for the year ended December 31, 2004.

(10.15) 3M 1997 General Employees' Stock Purchase Plan, as amended through November 8, 2004, is incorporated by reference from our Form 10-K for the year ended December 31, 2004.

(10.16) 3M Board resolution dated May 12, 2009, regarding three-year extension of 3M 1997 General Employees' Stock Purchase Plan is incorporated by reference from our Form 10-Q for the quarter ended June 30, 2009.

(10.17) Amendment of the 3M 1997 General Employees Stock Purchase Plan approved on February 9, 2010 is incorporated by reference from our Form 10-K for the year ended December 31, 2009.

(10.18) 3M VIP Excess Plan is incorporated by reference from our Form 8-K dated November 14, 2008.

(10.19) Amendment of 3M VIP Excess Plan is incorporated by reference from our Form 8-K dated November 24, 2009.

(10.20) 3M VIP (Voluntary Investment Plan) Plus is incorporated by reference from Registration Statement No. 333-73192 on Form S-8, filed on November 13, 2001.

(10.21) Amendment of 3M VIP Plus is incorporated by reference from our Form 8-K dated November 14, 2008.

(10.22) 3M Deferred Compensation Plan, as amended through February 2008, is incorporated by reference from our Form 8-K dated February 14, 2008.

(10.23) Amendment of 3M Deferred Compensation Plan is incorporated by reference from our Form 8-K dated November 14, 2008.

(10.24) 3M Deferred Compensation Excess Plan is incorporated by reference from our Form 10-K for the year ended December 31, 2009.

(10.25) 3M Performance Awards Deferred Compensation Plan is incorporated by reference from our Form 10-K for the year ended December 31, 2009.

(10.26) 3M Executive Annual Incentive Plan is incorporated by reference from our Form 8-K dated May 14, 2007.

(10.27) Form of Agreement for Performance Unit or Share Awards to Executive Officers during 2008 under 3M Performance Unit Plan is incorporated by reference from our Form 8-K dated May 8, 2008.

(10.28) 3M Performance Unit Plan, as amended through February 11, 2007, is incorporated by reference from our Form 8-K dated May 14, 2007.

(10.29) Amendment of 3M Performance Unit Plan is incorporated by reference from our Form 8-K dated November 14, 2008.

(10.30) Description of changes to Non-Employee Director Compensation and Stock Ownership Guidelines dated as of August 13, 2007 is incorporated by reference from our Form 10-Q for the quarter ended September 30, 2007.

(10.31) Description of changes to 3M Compensation Plan for Non-Employee Directors is incorporated by reference from our Form 8-K dated August 8, 2005.

(10.32) 3M Compensation Plan for Non-Employee Directors, as amended, through November 8, 2004, is incorporated by reference from our Form 10-K for the year ended December 31, 2004.

(10.33) Amendment of 3M Compensation Plan for Non-Employee Directors is incorporated by reference from our Form 8-K dated November 14, 2008.

(10.34) 3M Executive Life Insurance Plan, as amended, is incorporated by reference from our Form 10-K for the year ended December 31, 2003.

(10.35) Summary of Personal Financial Planning Services for 3M Executives is incorporated by reference from our Form 10-K for the year ended December 31, 2003.

(10.36) 3M policy on reimbursement of incentive payments is incorporated by reference from our Form 10-K for the year ended December 31, 2006.

(10.37) Amended and Restated 3M Nonqualified Pension Plan I is incorporated by reference from our Form 8-K dated December 23, 2008.

(10.38) Amended and Restated 3M Nonqualified Pension Plan II is incorporated by reference from our Form 8-K dated December 23, 2008.

(10.39) 3M Nonqualified Pension Plan III is incorporated by reference from our Form 8-K dated November 14, 2008.

(10.40) Employment agreement dated as of December 6, 2005, between 3M and George W. Buckley is incorporated by reference from our Form 8-K dated December 9, 2005.

(10.41) Amendment, dated August 14, 2006, to employment agreement between 3M and George W. Buckley is incorporated by reference from our Form 10-Q for the quarter ended September 30, 2006.

(10.42) Amendment to Employment Agreement between 3M and George W. Buckley is incorporated by reference from our Form 8-K dated December 17, 2008.

(10.43) Employment agreement dated as of January 23, 2002, between 3M and Patrick D. Campbell is incorporated by reference from our Form 10-K for the year ended December 31, 2001.

(10.44) Amendment to Employment Agreement between 3M and Patrick D. Campbell is incorporated by reference from our Form 8-K dated November 18, 2008.

(10.45) Appointment and Compensatory arrangements between 3M and David W. Meline are incorporated by reference from our Form 8-K dated July 23, 2008.

(10.46) Policy on Reimbursement of Incentive Compensation (effective May 11, 2010) is incorporated by reference from our Form 10-Q dated August 4, 2010.

(10.47) Five-year credit agreement as of April 30, 2007, is incorporated by reference from our Form 8-K dated May 3, 2007.

(10.48) Registration Rights Agreement as of August 4, 2009, between 3M Company and State Street Bank and Trust Company as Independent Fiduciary of the 3M Employee Retirement Income Plan, is incorporated by reference from our Form 8-K dated August 5, 2009.

Filed herewith, in addition to items specifically identified above:

(12) Calculation of ratio of earnings to fixed charges.

(21) Subsidiaries of the Registrant.

(23) Consent of independent registered public accounting firm.

(24) Power of attorney.

(31.1) Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.

(31.2) Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.

(32.1) Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.

(32.2) Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.

(101) The following financial information from 3M Company's Annual Report on Form 10-K for the period ended December 31, 2010, filed with the SEC on February 16, 2011, formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Statement of Income for the years ended December 31, 2010, 2009 and 2008, (ii) the Consolidated Balance Sheet as of December 31, 2010 and 2009, (iii) the Consolidated Statement of Changes in Equity and Comprehensive Income for the years ended December 31, 2010, 2009 and 2008, (iv) the Consolidated Statement of Cash Flows for the years ended December 31, 2010, 2009, and 2008, and (v) Notes to Consolidated Financial Statements.*

---

*Pursuant to Rule 406T of Regulation S-T, the XBRL related information in Exhibit 101 to this Annual Report on Form 10-K shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be deemed part of a registration statement, prospectus or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filings.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3M COMPANY

By /s/ Patrick D. Campbell
Patrick D. Campbell,
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)
February 16, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on February 16, 2011.

Signature	Title
George W. Buckley	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer and Director)
David W. Meline	Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)
Linda G. Alvarado	Director
Vance D. Coffman	Director
Michael L. Eskew	Director
W. James Farrell	Director
Herbert L. Henkel	Director
Edward M. Liddy	Director
Robert S. Morrison	Director
Aulana L. Peters	Director
Robert J. Ulrich	Director

Patrick D. Campbell, by signing his name hereto, does hereby sign this document pursuant to powers of attorney duly executed by the other persons named, filed with the Securities and Exchange Commission on behalf of such other persons, all in the capacities and on the date stated, such persons constituting a majority of the directors of the Company.

By /s/ Patrick D. Campbell
Patrick D. Campbell, *Attorney-in-Fact*

Shareholder Information

Account Information
Registered 3M shareholders can access account information and get answers to frequently asked questions in several ways:

Internet:
http://www.shareowneronline.com

Telephone:
(651) 450-4064 or 1-800-401-1952

E-mail:
http://www.wellsfargo.com/shareownerservices

Mail:
Wells Fargo Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854

Dividends
Quarterly dividends on 3M common stock typically are paid on or about the 12th of March, June, September and December. 3M has paid dividends since 1916. Shareholders can reinvest dividends and make additional cash contributions through the Automatic Dividend Reinvestment Plan or have dividend payments automatically deposited into checking or savings accounts through the Electronic Dividend Deposit Service.

Stock Listings
3M's common stock trades on the New York and Chicago stock exchanges, and is also traded on the SWX Swiss Exchange. Our symbol is MMM. 3M is one of 30 companies in the Dow Jones Industrial Average and is also a component of the Standard & Poor's 500 Index.

3M stock performance (with dividend reinvestment)


160
140
120
100
80
60
3M
DJIA
S&P 500
05
06
07
08
09
10

The graph above compares the five-year cumulative total shareholder return for 3M common stock with that of the Standard & Poor's 500 Stock Index (S&P 500) and the Dow Jones Industrial Average (DJIA). The comparison assumes that $100 was invested in 3M stock and the two indexes on Dec. 31, 2005, and that all quarterly dividends were reinvested.

Annual Shareholders' Meeting
3M's annual meeting of shareholders will be held on Tuesday, May 10, 2011, at 10 a.m. at RiverCentre, 175 West Kellogg Boulevard, St. Paul, Minnesota.

Shareholders of record may vote proxies via the Internet at http://www.proxyvote.com, by calling 1-800-690-6903, or by mail. If a broker holds your shares, please contact the broker to determine your voting options.

Investor Inquiries
Securities analysts, portfolio managers and representatives of financial institutions should contact:

3M Investor Relations
3M Center, Building 225-01-S-15
St. Paul, MN 55144-1000

Phone: (651) 737-8503
Fax: (651) 737-2901

Corporate News and Reports
Corporate news releases, 3M's Annual Report, and Forms 10-K and 10-Q are available online at: http://investor.3M.com

Product Information
Information about 3M products and services is available at:

Internet:
http://www.3M.com/product

Telephone:
1-800-3M HELPS (1-800-364-3577)

Forward-Looking Statements
This Annual Report contains forward-looking statements that involve risks and uncertainties that could cause results to differ materially from those projected. Please refer to the section titled "Cautionary Note Concerning Factors That May Affect Future Results" in Item 1 and "Risk Factors" in Item 1A of the Annual Report on Form 10-K for a discussion of these risks and uncertainties.

Visit us on the Web
http://www.3M.com


www.3M.com

3M

Corporate Headquarters
3M Center
St. Paul, MN 55144-1000
U.S.A.
(651) 733-1110
www.3M.com